Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

PARKWAY PROPERTIES, INC.

PARKWAY PROPERTIES LP

PKY MASTERS, LP

THOMAS PROPERTIES GROUP, INC.

and

THOMAS PROPERTIES GROUP, L.P.

Dated as of September 4, 2013

EXHIBITS

Exhibit A – Form of Company Stockholders Voting Agreement

Exhibit B – Form of Parent Stockholders Voting Agreement

Exhibit C – Form of Articles Supplementary

Exhibit D – Form of JAT Side Letter

Exhibit E – Amendments to Parent Partnership Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 4, 2013 (this “Agreement”), is made by and among Parkway Properties, Inc., a Maryland corporation (“Parent”), Parkway Properties LP, a Delaware limited partnership, (“Parent LP”), PKY Masters, LP, a Delaware limited partnership and an indirect wholly owned subsidiary of Parent LP (“Merger Sub”), Thomas Properties Group, Inc., a Delaware corporation (the “Company”), and Thomas Properties Group, L.P., a Maryland limited partnership (“Company LP”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Section 1.1.

W I T N E S S E T H:

WHEREAS, the parties hereto wish to effect a business combination transaction in which the Company will be converted into a REIT through a merger with and into Parent, with Parent being the surviving entity (the “Parent Merger”), and each outstanding share of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company will be converted into the right to receive the applicable Parent Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the MGCL;

WHEREAS, prior to the Parent Merger, Merger Sub shall merge with and into Company LP, with Company LP continuing as the surviving entity and a wholly-owned subsidiary of Parent LP (such merger transaction, the “Partnership Merger” and, together with the Parent Merger, the “Mergers”), and outstanding partnership interests in Company LP will be converted into the right to receive partnership interests in Parent LP, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DRULPA and the MRULPA;

WHEREAS, the respective boards of directors of the Company and Parent have approved this Agreement, the Mergers and the other transactions contemplated by this Agreement and declared that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the respective boards of directors of the Company and Parent have directed that this Agreement, the Parent Merger and the other transactions contemplated by this Agreement be submitted for consideration at meetings of their respective stockholders and have resolved to recommend that their respective stockholders vote to approve this Agreement and the Parent Merger and the other transactions contemplated by this Agreement;

WHEREAS, Parent, in its capacity as the sole stockholder of Parkway Properties General Partners, Inc., the general partner of Parent LP, Company, in its capacity as the general partner of Company LP, and Parent LP, in its capacity as the limited partner of Merger Sub and the sole member of the general partner of Merger Sub, have each taken all actions required for the execution of this Agreement by Parent LP, Company LP and Merger Sub, respectively, and to adopt and approve this Agreement and to approve the consummation by Merger Sub and Company LP, as applicable, of the Partnership Merger and the other transactions contemplated by this Agreement;

WHEREAS, Parent, Parent LP and certain stockholders of the Company have entered into a Voting Agreement in the form attached hereto as Exhibit A (the “Company Stockholders Voting Agreement”) pursuant to which such stockholders have agreed to vote the shares of Company Common Stock and Company Limited Voting Stock beneficially owned by them, or the voting of which they have the power to direct, in favor of the Parent Merger, or cause such interests to be voted in favor of the Parent Merger, at any meeting of the stockholders of the Company at which it is proposed that such stockholders approve the Parent Merger;

WHEREAS, the Company and certain stockholders of Parent have entered into a Voting Agreement in the form attached hereto as Exhibit B (the “Parent Stockholders Voting Agreement”) pursuant to which such stockholders have agreed to vote the shares of Parent Common Stock beneficially owned by them, or the voting of which they have the power to direct, in favor of the Parent Merger, or cause such interests to be voted in favor of the Parent Merger and the issuance of the Parent Common Stock in connection with the Parent Merger, at any meeting of the stockholders of Parent at which it is proposed that such stockholders approve the Parent Merger and the issuance of the Parent Common Stock in connection with the Parent Merger;

WHEREAS, concurrently herewith, Parent and James A. Thomas, a holder of equity interests in the Company and Company LP, are entering into a Letter Agreement (the “JAT Letter Agreement”) setting forth the terms of Mr. Thomas’ role in Parent following the Closing Date, allocating certain intellectual property rights between the parties and covering certain other matters;

WHEREAS, concurrently herewith, Company LP and Parent LP are entering into a Loan Agreement (the “Bridge Loan Agreement”) pursuant to which Parent (or an Affiliate thereof) is providing up to $80 million to fund a portion of the Company’s obligations with respect to the liquidation transactions to be effected with respect to TPG/CalSTRS, LLC;

WHEREAS, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the parties intend that (i) the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code, and (ii) the Partnership Merger will qualify as and constitute an “asset-over” form of merger of Parent LP and Company LP under Treasury Regulations Section 1.708-1(c)(3)(i), with Parent LP being a continuation of Parent LP pursuant to Treasury Regulations Section 1.708-1(c)(1); and

WHEREAS, each of the Company, Company LP, Parent, Parent LP and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Mergers, and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“2004 Plan” shall mean the Company’s 2004 Equity Incentive Plan, as amended.

“2011 Plan” shall mean the Company’s 2011 Phantom Share Plan.

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing terms no less favorable to the Company than the terms set forth in the Company Confidentiality Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.5, and shall not include any standstill provisions.

“Action” shall mean any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Aggregate Cash Consideration” shall mean the aggregate amount paid with respect to fractional shares in accordance with Section 3.9.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York or Los Angeles, California are authorized or obligated by Law or executive order to close.

“CalSTRS Option Agreement” shall mean the Distribution Option Agreement, dated as of July 16, 2013, by and among Company LP, the California State Teachers’ Retirement System and TPG/CalSTRS, LLC.

“Company Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other material plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, bonus, severance, retention, fringe benefits, cash- or equity-based incentive, health, medical, dental, disability, accident, life insurance, vacation, paid time off, perquisite, severance, change of control, retention, employment, separation, retirement, supplemental retirement, pension, or savings or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or the Company Subsidiaries, or pursuant to which the Company or the Company Subsidiaries has any liability, including contingent liability, other than any Multiemployer Plan or any plan, arrangement or policy mandated by applicable Law.

“Company Confidentiality Agreement” shall mean the letter agreement, dated April 30, 2013, as amended from time to time, between the Company and Parent.

“Company Employment Agreement” shall mean each contract, agreement or offer letter (whether written or unwritten) of the Company or any Company Subsidiary with or addressed to any individual who is rendering or has rendered services thereto as an employee, director or consultant pursuant to which any Company or Subsidiary has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Company Incentive Unit” shall mean a limited partnership interest in Company LP designated as an “Incentive Unit” under the Company Partnership Agreement.

“Company Intervening Event” shall mean a material event, circumstance, change or effect that was not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to the Company Board on the date of this Agreement, which event, circumstance, change or effect (including any change in probability or magnitude of consequences) becomes known to the Company Board before the Company Stockholder Approval is obtained; provided, that in no event shall any of the following constitute a Company Intervening Event: (i) the receipt, existence of or terms of a Company Acquisition Proposal or Parent Acquisition Proposal or any inquiry relating thereto or the consequences thereof; and (ii) any event, circumstance, change or effect that has an adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of, Parent or any Parent Subsidiaries, unless such event, circumstance, change or effect has had or would reasonably be expected to have a Parent Material Adverse Effect.

“Company Limited Voting Stock” shall mean the shares of Limited Voting Stock, par value $0.01 per share, of the Company.

“Company LP Unit” shall mean a limited partnership interest in Company LP designated as a “Regular Partnership Unit” under the Company Partnership Agreement.

“Company Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, Parent or Merger Sub to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a) “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of the Company to meet any projections or forecasts or any decrease in the market price of the Company Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the commercial real estate ownership and leasing industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Mergers or other transactions contemplated hereby (including the TPG/CalSTRS Liquidation), including the impact of any of the foregoing on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees, but excluding any impact resulting from the failure to obtain any necessary third-party consents in connection with the consummation of the TPG/CalSTRS Liquidation, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of Parent, (vii) earthquakes, hurricanes or other natural disasters, or (viii) changes in Law or GAAP, which in the case of each of clauses (ii), (iii), (iv) and (viii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the commercial real estate ownership and leasing industry in the United States, and in the case of clause (vii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the commercial real estate ownership and leasing industry in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties.

“Company Option” shall mean any outstanding option to purchase shares of Company Common Stock granted pursuant to the Company Plans.

“Company Partnership Agreement” shall mean that certain Agreement of Limited Partnership of Company LP, dated as of October 13, 2004, as amended.

“Company Partnership Unit” shall mean a “Partnership Unit,” as defined in the Company Partnership Agreement, and shall include a Company LP Unit and a Company Incentive Unit.

“Company Phantom Share” shall mean any phantom share award granted pursuant to the Company Plans.

“Company Plans” shall mean the 2004 Plan and the 2011 Plan.

“Company Restricted Stock” shall mean any restricted stock award granted pursuant to the Company Plans.

“Company Stockholder Meeting” shall mean the meeting (including any postponement and adjournment thereof) of the holders of shares of Company Common Stock and Company Limited Voting Stock for the purpose of seeking the Company Stockholder Approval.

“Company Subsidiary” shall mean a Subsidiary of the Company, including, for the avoidance of doubt, each of TPG/CalSTRS LLC, TPG Austin Partner, LLC, TPG-Austin Portfolio Syndication Partners JV LP and TPG/CalSTRS Austin, LLC and their respective Subsidiaries; provided, however that none of TPGA, LLC and its direct and indirect Subsidiaries shall be considered a Company Subsidiary except for purposes of Section 4.1(c). A Company Subsidiary that is directly or indirectly wholly owned by the Company or Company LP shall be deemed a wholly owned Company Subsidiary.

“Company Title Insurance Policy” shall mean each policy of title insurance insuring the Company’s or the applicable Company Subsidiary’s (or the applicable predecessor’s) title to or leasehold interest in Specified Properties, subject to the matters and printed exceptions set forth in the Company Title Insurance Policies.

“Confidentiality Agreements” shall mean the Company Confidentiality Agreement and the Parent Confidentiality Agreement.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Delaware Secretary” shall mean the Secretary of State of the State of Delaware.

“DGCL” shall mean the Delaware General Corporation Law, Title 8, Chapter 1 of the Delaware Code.

“DRUPLA” shall mean the Delaware Revised Uniform Limited Partnership Act, as amended.

“Environmental Law” shall mean any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Materials), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expense Amount” shall mean, with respect to Parent or the Company, as applicable, the aggregate amount of Expenses incurred by such party as of the date of payment; provided that the Expense Amount for Parent or Company shall not exceed $5,000,000.

“Expenses” shall mean all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form S-4, the preparation, printing, filing and mailing of the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and the Joint Proxy Statement, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining third-party consents, any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission or self-regulatory organization.

“Hazardous Materials” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, methane, asbestos, and radon.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer, director, partner, member, trustee or employee of the Company or served on behalf of the Company as an officer, director, partner, member, trustee or employee of any of the Company Subsidiaries.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended.

“IRS” shall mean the United States Internal Revenue Service.

“knowledge” shall mean the actual knowledge of the following officers and employees of the Company and Parent, as applicable, after inquiry reasonable under the circumstances: (i) for the Company: James A. Thomas, Randall Scott, Paul S. Rutter, Diana Laing, Tom Ricci and John Sischo, and, solely for purposes of Section 4.17(h), Rosalinda Oasay; and (ii) for Parent: James R. Heistand, David O’Reilly, M. Jayson Lipsey and Jeremy Dorsett.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third-party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Maryland SDAT” shall mean the Maryland State Department of Assessments and Taxation.

“MGCL” shall mean the General Corporation Law of the State of Maryland, as amended.

“MRULPA” shall mean the Maryland Revised Uniform Limited Partnership Act, as amended.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NYSE” shall mean the New York Stock Exchange.

“Parent Acquisition Proposal” shall have the same meaning as “Company Acquisition Proposal” with the word “Parent” replacing the words “the Company and/or any of the Company Subsidiaries” mutatis mutandis.

“Order” shall mean a judgment, order or decree of a Governmental Authority.

“Parent Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in

Section 3(1) of ERISA), each employment, termination or severance agreement and each other material plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, bonus, severance, retention, fringe benefits, cash- or equity-based incentive, health, medical, dental, disability, accident, life insurance, vacation, paid time off, perquisite, severance, change of control, retention, employment, separation, retirement, supplemental retirement, pension, or savings or other employee benefit, in each case maintained or contributed to, or required to be maintained or contributed to, by Parent or the Parent Subsidiaries, or pursuant to which Parent or Parent subsidiaries has any liability, including contingent liability, other than any Multiemployer Plan or any plan, arrangement or policy mandated by applicable Law.

“Parent Confidentiality Agreement” shall mean the letter agreement, dated August 16, 2013, as amended from time to time, between Parent and the Company.

“Parent Intervening Event” shall mean a material event, circumstance, change or effect that was not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to the Parent Board on the date of this Agreement, which event, circumstance, change or effect (including any change in probability or magnitude of consequences) becomes known to the Parent Board before the Parent Stockholder Approval is obtained; provided, that in no event shall any of the following constitute a Parent Intervening Event: (i) the receipt, existence of or terms of a Company Acquisition Proposal or Parent Acquisition Proposal or any inquiry relating thereto or the consequences thereof; and (ii) any event, circumstance, change or effect that has an adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of, the Company or any Company Subsidiaries, unless such event, circumstance, change or effect has had or would reasonably be expected to have a Company Material Adverse Effect.

“Parent Lease” shall mean each lease and sublease that is in effect as of the date hereof and to which Parent, Parent LP, Merger Sub or the other Parent Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Parent Properties.

“Parent LP Unit” shall mean a limited partnership interest in Parent LP designated as a “Partnership Common Unit” under the Parent Partnership Agreement.

“Parent Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of Parent, Parent LP, Merger Sub and the other Parent Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, Parent or Merger Sub to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a) “Parent Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of Parent to meet any projections or forecasts or any decrease in the market price of the Parent Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Parent Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the commercial real estate ownership and leasing industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Mergers or other transactions contemplated hereby, including the impact of any of the foregoing on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of the Company, (vii) earthquakes, hurricanes or other natural disasters, (viii) changes in Law or GAAP, which in the case of each of clauses (ii), (iii), (iv), (viii) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the commercial real estate ownership and leasing industry in the United States, and in the case of clause (vii) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the commercial real estate ownership and leasing industry in the geographic regions in which Parent and the Parent Subsidiaries operate or own or lease properties.

“Parent Material Contract” shall mean each contract or agreement in effect as of the date of this Agreement to which Parent or any Parent Subsidiary is a party that is required to be filed as an exhibit to the Parent SEC Filings pursuant to Items 601(b)(2), (4), (9) and (10) of Regulation S-K promulgated by the SEC, excluding (x) any contract or agreement that will no longer be in effect following the Closing and (y) any contract or agreement that is, or at the Closing will be, terminable-at-will (as defined below) or terminable upon not more than sixty (60) days’ notice by Parent or any Parent Subsidiary without penalty. A contract or agreement is “terminable-at-will”, as that expression is used in this definition if it expressly provides that it is terminable-at-will, regardless of whether any covenant of good faith and fair dealing may be implied as a matter of law in connection with the termination thereof.

“Parent Partnership Agreement” shall mean the Second Amended and Restated Limited Partnership Agreement of Parent LP dated as of February 27, 2013, as it may be amended from time to time.

“Parent Stockholder Meeting” shall mean the meeting (including any postponement and adjournment thereof) of the holders of shares of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval.

“Parent Subsidiary” shall mean a Subsidiary of Parent.

“Parent Title Insurance Policy” shall mean each policy of title insurance insuring Parent’s or the applicable Parent Subsidiary’s (or the applicable predecessor’s) title to or leasehold interest in Parent Properties, subject to the matters and printed exceptions set forth in the Parent Title Insurance Policies.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a government or a political subdivision, agency or instrumentality of a government.

“Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“RL Option Agreement” shall mean the Redemption and Liquidation Option Agreement, dated as of July 16, 2013, by and among Company LP, the California State Teachers’ Retirement System and TPG/CalSTRS, LLC.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Specified Properties” shall mean all of the Company Properties other than City National Plaza. The Specified Properties shall each individually be considered a “Specified Property” as such term is used herein.

“Surviving Entity” shall mean, (x) with respect to the Partnership Merger, Company LP, and (y) with respect to the Parent Merger, Parent.

“Subsidiary” shall mean, with respect to any Person (a) any corporation of which at least fifty percent (50%) of the outstanding voting securities is directly or indirectly owned (b) any partnership, limited liability company, joint venture or other entity of which at least fifty percent (50%) of the total equity interest is directly or indirectly owned by such Person or of which such Person or any of its Subsidiaries is a general partner, manager, managing member or the equivalent.

“Tax” or “Taxes” shall mean any federal, state, local or foreign or other taxes of any kind, together with any interest, penalties and additions to tax, imposed by any Governmental Authority, including taxes on or with respect to income, franchises, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment and net worth, and taxes in the nature of excise, withholding, and value added taxes.

“Tax Return” shall mean any return, report or similar statement, together with any attached schedule, that is required to be provided to a Governmental Authority with respect to Taxes, including information returns, refunds claims, amended returns and declarations of estimated Tax.

“Termination Fee” shall mean $15,000,000.

“Termination Payment” shall mean (x) a party’s Expense Amount or (y) the sum of the Termination Fee and such party’s Expense Amount, as applicable and payable pursuant to Section 8.3.

“Third Party” shall mean any Person or group of Persons other than Parent, Parent LP, Merger Sub and their respective Affiliates.

“Thomas Names and Marks” shall mean “Thomas Properties,” “Thomas,” “TPG” or any similar name or mark.

“TPG/CalSTRS Liquidation” shall mean the liquidation of TPG/CalSTRS, LLC pursuant to the RL Option Agreement.

“VWAP of Parent Common Stock” shall mean the volume weighted average price of Parent Common Stock for the ten (10) trading days immediately prior to the Closing Date, starting with the opening of trading on the first trading day to the closing of the last trading day prior to the Closing Date, as reported by Bloomberg.

The following terms shall have the respective meanings set forth in the Section set forth below opposite such term:

2004 Plan	Section 1.1(a)
2011 Plan	Section 1.1(a)
Acceptable Confidentiality Agreement	Section 1.1(a)
Action	Section 1.1(a)
Affiliate	Section 1.1(a)
Aggregate Cash Consideration	Section 1.1(a)
Aggregate Parent Merger Consideration	Section 3.4(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.5(a)
Book-Entry Share	Section 3.1(b)
Bridge Loan Agreement	Recitals
Business Day	Section 1.1(a)
CalSTRS Option Agreement	Section 1.1(a)
Certificate	Section 3.1(b)
Claim	Section 4.13
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Company	Preamble
Company Acquisition Proposal	Section 6.5(k)(i)
Company Adverse Recommendation Change	Section 6.5(c)
Company Benefit Plan	Section 1.1(a)
Company Board	Section 4.4(a)
Company Brokerage Agreement	Section 4.12(b)(xviii)
Company Bylaws	Section 4.2
Company Charter	Section 4.2
Company Common Stock	Recitals
Company Confidentiality Agreement	Section 1.1(a)
Company Disclosure Letter	Article IV

Company Employees	Section 6.10(a)
Company Employment Agreement	Section 1.1(a)
Company Financial Statements	Section 4.7(b)
Company Incentive Unit	Section 1.1(a)
Company Insurance Policies	Section 4.18
Company Intervening Event	Section 1.1(a)
Company Leases	Section 4.16(f)
Company Limited Voting Stock	Section 1.1(a)
Company LP	Preamble
Company LP Unit	Section 1.1(a)
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 4.12(a)
Company Option	Section 1.1(a)
Company Partnership Agreement	Section 1.1(a)
Company Partnership Unit	Section 1.1(a)
Company Permits	Section 4.6(a)
Company Permitted Liens	Section 4.16(b)
Company Phantom Share	Section 1.1(a)
Company Plans	Section 1.1(a)
Company Preferred Stock	Section 4.3(a)
Company Properties	Section 4.16(a)
Company Property	Section 4.16(a)
Company Quarterly Dividend	Section 6.1(a)(iii)
Company Recommendation	Section 4.4(a)
Company Restricted Stock	Section 1.1(a)
Company SEC Filings	Section 4.7(a)
Company Stockholder Approval	Section 4.21
Company Stockholder Meeting	Section 1.1(a)
Company Stockholders Voting Agreement	Recitals
Company Subsidiary	Section 1.1(a)
Company Subsidiary Partnership	Section 4.17(d)
Company Tax Protection Agreements	Section 4.17(d)
Company Title Insurance Policy	Section 1.1(a)
Confidentiality Agreements	Section 1.1(a)
control	Section 1.1(a)
D&O Insurance	Section 6.9(c)
Delaware Secretary	Section 1.1(a)
DGCL	Section 1.1(a)
DRULPA	Section 1.1(a)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Exchange Act	Section 1.1(a)
Exchange Agent	Section 3.4(a)
Exchange Fund	Section 3.4(a)

Exchange Ratio	Section 3.1(b)
Existing Indemnification Right	Section 6.9(e)
Expense Amount	Section 1.1(a)
Expenses	Section 1.1(a)
GAAP	Section 1.1(a)
Governmental Authority	Section 1.1(a)
Hazardous Materials	Section 1.1(a)
Indebtedness	Section 1.1(a)
Indemnitee	Section 1.1(a)
Inquiry	Section 6.5(a)
Intellectual Property	Section 1.1(a)
Interim Period	Section 6.1(a)
Investment Company Act	Section 1.1(a)
IRS	Section 1.1(a)
JAT Letter Agreement	Recitals
Joint Proxy Statement	Section 4.5(b)
JV Agreement	Section 4.12(a)(x)
knowledge	Section 1.1(a)
Law	Section 1.1(a)
Letter of Transmittal	Section 3.4(c)(i)
Lien	Section 1.1(a)
LVS Merger Consideration	Section 3.1(b)
Maryland SDAT	Section 1.1(a)
Material Company Leases	Section 4.16(g)
Material Parent Leases	Section 5.16(e)
Merger Sub	Preamble
Mergers	Recitals
MGCL	Section 1.1(a)
Morgan Stanley	Section 4.19
MRULPA	Section 1.1(a)
Multiemployer Plan	Section 1.1(a)
New Parent LP Units	Section 3.2(b)
New Plans	Section 6.10(b)
Notice of Recommendation Change	Section 6.5(g)
Notice of Superior Proposal	Section 6.5(c)
NYSE	Section 1.1(a)
Order	Section 1.1(a)
Outside Date	Section 8.1(b)(i)
Parent	Preamble
Parent Adverse Recommendation Change	Section 6.5(c)
Parent Benefit Plan	Section 1.1(a)
Parent Board	Section 5.4(a)
Parent Bylaws	Section 5.2
Parent Charter	Section 5.2
Parent Common Stock	Section 3.1(b)
Parent Confidentiality Agreement	Section 1.1(a)

Parent Disclosure Letter	Article V
Parent Insurance Policies	Section 5.19
Parent Intervening Event	Section 1.1(a)
Parent Lease	Section 1.1(a)
Parent Limited Voting Stock	Section 3.1(b)
Parent LP	Preamble
Parent LP Unit	Section 1.1(a)
Parent Material Adverse Effect	Section 1.1(a)
Parent Material Contract	Section 1.1(a)
Parent Merger	Recitals
Parent Merger Articles of Merger	Section 2.3(b)
Parent Merger Certificate of Merger	Section 2.3(b)
Parent Merger Consideration	Section 3.1(b)
Parent Merger Effective Time	Section 2.3(b)
Parent Partnership Agreement	Section 1.1(a)
Parent Permits	Section 5.6(a)
Parent Permitted Liens	Section 5.16(a)
Parent Preferred Stock	Section 5.3(a)
Parent Properties	Section 5.16(a)
Parent Property	Section 5.16(a)
Parent Recommendation	Section 5.4(a)
Parent SEC Filings	Section 5.7(a)
Parent Stock	Section 5.3(a)
Parent Stockholder Meeting	Section 1.1(a)
Parent Stockholders Voting Agreement	Recitals
Parent Subsidiary	Section 1.1(a)
Parent Subsidiary Partnership	Section 5.17(f)
Parent Tax Protection Agreements	Section 5.17(f)
Parent Subsidiary Partnership	Section 5.17(f)
Parent Stockholder Approval	Section 5.20
Parent Title Insurance Policy	Section 1.1(a)
Partnership Merger	Recitals
Partnership Merger Articles of Merger	Section 2.3(a)
Partnership Merger Certificate of Merger	Section 2.3(a)
Partnership Merger Effective Time	Section 2.3(a)
Person	Section 1.1(a)
Phantom Share Payment	Section 3.5(c)
Qualifying Income	Section 8.3(d)
Representative	Section 1.1(a)
Requested Transactions	Section 2.5
Restricted Stock Payment	Section 3.5(b)
RL Option Agreement	Section 1.1(a)
Sarbanes-Oxley Act	Section 1.1(a)
SEC	Section 1.1(a)
Securities Act	Section 1.1(a)
Specified Properties	Section 1.1(a)

Specified Property	Section 1.1(a)
Stock Award Payment	Section 3.3
Superior Proposal	Section 6.5(k)(ii)
Surviving Entity	Section 1.1(a)
Subsidiary	Section 1.1(a)
Takeover Statutes	Section 4.20
Tax	Section 1.1(a)
Tax Return	Section 1.1(a)
Taxes	Section 1.1(a)
Termination Fee	Section 1.1(a)
Termination Payment	Section 1.1(a)
Third Party	Section 1.1(a)
TPG/CalSTRS Liquidation	Section 1.1(a)
VWAP of Parent Common Stock	Section 1.1(a)
WARN Act	Section 4.11

ARTICLE II

THE MERGERS

Section 2.1 The Mergers.

(a) Partnership Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the MRULPA, at the Partnership Merger Effective Time, Merger Sub shall merge with and into Company LP, whereupon the separate existence of Merger Sub shall cease, and Company LP shall continue under the name “PKY Masters, LP” as the surviving entity in the Partnership Merger as a wholly-owned subsidiary of Parent LP with Parent LP continuing as the operating partnership of Parent. The Partnership Merger shall have the effects provided in this Agreement and as specified in the DRULPA and the MRULPA.

(b) Parent Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the MGCL, at the Parent Merger Effective Time, the Company shall be merged with and into Parent, whereupon the separate existence of the Company shall cease, and Parent shall continue under the name “Parkway Properties, Inc.” as the surviving entity in the Parent Merger and shall be governed by the laws of the State of Maryland. The Parent Merger shall have the effects provided in this Agreement and as specified in the DGCL and the MGCL.

Section 2.2 Closing. The closing of the Mergers (the “Closing”) shall occur as promptly as practicable (but in no event later than the second (2nd) Business Day) after all of the conditions set forth in Article VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher, & Flom LLP in Los Angeles, California, or at such other place as agreed to by the parties hereto.

Section 2.3 Effective Time.

(a) Partnership Merger Effective Time. At the Closing, Company LP, Parent LP, and Merger Sub shall (i) cause articles of merger with respect to the Partnership Merger (the “Partnership Merger Articles of Merger”) to be duly executed and filed with the Maryland SDAT as provided under the MRULPA, (ii) cause the certificate of merger with respect to the Partnership Merger (the “Partnership Merger Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DRULPA, and (iii) make any other filings, recordings or publications required to be made by Company LP, Parent LP or Merger Sub under the MRULPA and the DRULPA in connection with the Partnership Merger. The Partnership Merger shall become effective upon such time as the articles of merger has been filed with the Maryland SDAT and the Delaware Secretary, or such later time that the Parties hereto shall have agreed upon and designated in the Partnership Merger Articles of Merger in accordance with the MRULPA and in the Partnership Merger Certificate of Merger in accordance with the DRULPA as the effective time of the Partnership Merger (the “Partnership Merger Effective Time”).

(b) Parent Merger Effective Time. The Company and Parent shall cause the Parent Merger to be consummated as soon as practicable on the Closing Date immediately after the Partnership Merger Effective Time, and shall (i) cause a certificate of merger with respect to the Parent Merger (the “Parent Merger Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DGCL, (ii) cause articles of merger with respect to the Parent Merger (the “Parent Merger Articles of Merger”) to be duly executed and filed with the Maryland SDAT as provided under the MGCL, and (iii) make any other filings, recordings or publications required to be made by the Company or Parent under the DGCL or MGCL in connection with the Parent Merger. The Parent Merger shall become effective upon the later of such time as the Parent Merger Certificate of Merger has been accepted for record by the Delaware Secretary or the Parent Merger Articles of Merger have been accepted for record by the Maryland SDAT, or such later time which the Parties hereto shall have agreed upon and designated in such filings in accordance with the DGCL and the MGCL as the effective time of the Parent Merger (the “Parent Merger Effective Time”), it being understood and agreed that the Parties shall cause the Parent Merger Effective Time to occur as soon as practicable following the Partnership Merger Effective Time.

(c) The Partnership Merger shall have the effects set forth in the MRULPA, the DRULPA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Partnership Merger Effective Time, the Surviving Entity of the Partnership Merger shall possess all properties, rights, privileges, powers and franchises of Company LP and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of Company LP and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity of the Partnership Merger.

(d) The Parent Merger shall have the effects set forth in the DGCL, the MGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Parent Merger Effective Time, the Surviving Entity of the Parent Merger shall possess all properties, rights, privileges, powers and franchises of the Company, and all of the claims, obligations, liabilities, debts and duties of the Company shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity of the Parent Merger.

Section 2.4 Organizational Documents.

(a) The limited partnership agreement of Merger Sub, as in effect immediately prior to the Partnership Merger Effective Time, except for such changes as may be necessary to reflect any change of name of the Surviving Entity of the Partnership Merger, shall be the limited partnership agreement of the Surviving Entity of the Partnership Merger immediately following the Partnership Merger Effective Time, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law.

(b) Subject to Section 6.9, at the Parent Merger Effective Time, the Parent Articles and Parent Bylaws, as in effect immediately prior to the Parent Merger Effective Time, shall be the articles of incorporation and bylaws of the Surviving Entity of the Parent Merger, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of incorporation and bylaws.

Section 2.5 Other Transactions.

(a) The Company and Company LP acknowledge that (i) Parent is a REIT, and (ii) the assets, income, and operations of the Company and the Company Subsidiaries will, from and after the earlier of the Parent Merger Effective Time or the Partnership Merger Effective Time, have an effect on the ability of Parent to continue to qualify as a REIT. The Company shall, upon the request of Parent (at Parent’s option, in Parent’s sole discretion and without requiring the further consent of the Company, Company LP, or the board of directors, shareholders or unitholders, as the case may be, of Company or Company LP) upon reasonable notice to the Company, effective no later than immediately prior to the Closing: (a) convert or cause the conversion (including by merger or similar transaction) of (i) one or more Company Subsidiaries that are organized as corporations into limited liability companies (or other entities) and (ii) one or more Company Subsidiaries that are organized as limited partnerships or limited liability companies into corporations (including into corporations for U.S. federal income tax purposes pursuant to an election, effective at the time designated by Parent) on IRS Form 8832); (b) cause the rights to fees payable (or deemed payable, for U.S. federal income tax purposes) to the Company or any Company Subsidiary with respect to management and/or other services rendered to be transferred to other entity(ies) designated by Parent, and all associated obligations assumed by such other entity(ies); (c) cause assets of the

Company or any Company Subsidiary (including an interest in a Company Subsidiary) to be transferred to one or more Company Subsidiaries (including one or more Company Subsidiaries formed solely for such purpose) designated by Parent and on such terms as may be specified by Parent; (d) cause the terms on which certain services are rendered (or deemed rendered, for U.S. federal income tax purposes) to tenants of any Specified Property to be modified or restructured (including by restructuring such service so that it may be provided, for purposes of Section 856(d) of the Code, by or through a separate entity that will be treated as a “taxable REIT subsidiary” of Parent), in each case as specified by Parent, or rendered by a Subsidiary of Parent or a Company Subsidiary designated by Parent; and (e) take such other actions deemed necessary or appropriate by Parent in good faith to permit the assets, income, and operations of the Company and the Company Subsidiaries to be consistent with the status of Parent as a REIT from and after the earlier of the Parent Merger Effective Time or the Partnership Merger Effective Time (clauses (a) through (e) being “Requested Transactions”); provided, however that (i) none of the Requested Transactions shall delay or prevent the completion of the Mergers by more than five (5) Business Days; (ii) the Requested Transactions shall be implemented as close as possible to the Partnership Merger Effective Time (but after the Parent, Parent LP and Merger Sub shall have waived or confirmed that all conditions to the consummation of the Mergers have been satisfied); (iii) none of the Company, Company LP or any Company Subsidiary shall be required to take any action in contravention of any Laws; (iv) the consummation of any such Requested Transactions shall be contingent upon the receipt by the Company of a written notice from Parent confirming that all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (or, with respect to Section 7.2, at the option of Parent, waived) and that Parent is prepared to proceed immediately with the Closing (it being understood that in any event the Requested Transactions will be deemed to have occurred prior to the Closing); and (v) the Requested Transactions (or the inability to complete the Requested Transactions) shall not affect or modify in any respect the obligations of Parent, Parent LP or Merger Sub under this Agreement. Without limiting the foregoing, none of the representations, warranties or covenants of the Company and Company LP shall be deemed to apply to, or be deemed to be breached or violated by, consummation of any of the Requested Transactions.

(b) The Company and Company LP shall, and shall cause their respective subsidiaries to, cooperate with Parent as reasonably necessary or desirable to effect the transactions described in Section 7 of the JAT Letter Agreement.

Section 2.6 Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Parent Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code. It is further intended that, for United States federal income tax purposes, the Partnership Merger shall qualify as and constitute an “asset-over” form of merger of Parent LP and Company LP governed by Treasury Regulations Section 1.708-1(c)(3)(i), with Parent LP being a continuation of Parent LP pursuant to Treasury Regulations Section 1.708-1(c)(1).

ARTICLE III

EFFECT OF THE MERGERS

Section 3.1 Effect on Shares. At the Parent Merger Effective Time, by virtue of the Parent Merger and without any action on the part of the Company, Parent, or the holder of any securities of the Company or Parent:

(a) Cancellation of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Company Subsidiary, by Parent or by any Parent Subsidiary shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(b) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.1(a)) shall automatically be converted into the right to receive 0.3822 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share (the “Parent Common Stock”), of Parent, subject to adjustment as provided in Section 3.3 (the “Parent Merger Consideration”). Each share of Company Limited Voting Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive a number of shares of limited voting stock, par value $0.001 per share (the “Parent Limited Voting Stock”), of Parent equal to the Exchange Ratio (the “LVS Merger Consideration”). All shares of Company Common Stock and Company Limited Voting Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock or Company Limited Voting Stock shall cease to have any rights with respect to such Company Common Stock or Company Limited Voting Stock other than the right to receive the Parent Merger Consideration or LVS Merger Consideration, as the case may be, in accordance with Section 3.4, including the right, if any, to receive, pursuant to Section 3.9, cash in lieu of fractional shares of Parent Common Stock into which such shares of Company Common Stock have been converted pursuant to this Section 3.1(b), together with the amounts, if any, payable pursuant to Section 3.4(d). Notwithstanding anything herein to the contrary, the issuance of the Parent Merger Consideration or the LVS Merger Consideration shall be subject to the restrictions on ownership and transfer set forth in the Parent Charter.

(c) Parent Common Stock. Each share of Parent Common Stock outstanding immediately prior to the Parent Merger Effective Time shall remain outstanding following the Parent Merger Effective Time.

Section 3.2 Effect on Partnership Interests.

(a) Conversion of Merger Sub Interests. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of Parent LP, Merger Sub, Company LP, or the holders of Company LP Units, Parent LP Units or partnership units of Merger Sub, (i) the partnership interests of Merger Sub held by Parent LP and issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into ninety-nine (99) Company LP Units representing the limited partner interests in Company LP, and Parent LP shall be admitted as the sole limited partner of Company LP, and (ii) the partnership interests in Merger Sub held by the general partner of Merger Sub and issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into one (1) Company LP Unit, and the general partner of Merger Sub shall be admitted as the sole general partner of Company LP.

(b) Conversion of Company LP Units. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of Parent LP, Merger Sub, Company LP or the holders of Company LP Units or Parent LP Units, (i) the Company’s general partner interests in Company LP (excluding Company LP Units held by the Company, which shall be converted pursuant to clause (ii) hereof) shall automatically be converted into one hundred (100) validly issued Common General Partnership Units in Parent LP, and the Company shall be admitted as an additional general partner of Parent LP, (ii) each Company LP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into validly issued Common Limited Partnership Units in Parent LP (“New Parent LP Units”) in an amount equal to (x) one (1), multiplied by (y) the Exchange Ratio, and (iii) each vested Company Incentive Unit eligible for conversion into a Company LP Unit shall be so converted to the fullest extent permitted under the Company Partnership Agreement and treated in accordance with clause (ii) hereof, and each holder of New Parent LP Units shall be admitted as a limited partner of Parent LP in accordance with the terms of the Parent Partnership Agreement. No fractional New Parent LP Units will be issued in the Partnership Merger. Any fractional New Parent LP Unit that would otherwise be issued to any holder of Company LP Units or Company Incentive Units shall be rounded down to the nearest whole number.

Section 3.3 Adjustments. Without limiting the other provisions of this Agreement and subject to Section 6.1(b)(ii) and Section 6.1(b)(iii), if at any time during the period between the date of this Agreement and the Parent Merger Effective Time, the Company should split, combine or otherwise reclassify the Company Common Stock, or make a distribution in Company Common Stock, or otherwise change the Company Common Stock into any other securities (including any dividend or other distribution of securities convertible into Company Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of Parent hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change and any Restricted Stock Payment and/or Phantom Share Payment to be received in the form of Parent Common Stock (each such payment, a “Stock Award Payment”) shall be ratably adjusted to reflect any such change. Without limiting the other provisions of this Agreement and subject to Section 6.2(b)(ii) and Section 6.2(b)(iii), if at any time during the period between the date of this Agreement and the Parent Merger Effective Time, Parent should split, combine or otherwise reclassify the Parent Common Stock, or make a distribution in Parent Common Stock, or otherwise change the Parent Common Stock into other securities (including any dividend or other distribution of securities convertible into Parent Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Exchange Ratio and all Stock Award Payments shall be ratably adjusted to reflect any such change.

Section 3.4 Exchange Fund; Exchange Agent.

(a) Prior to the Parent Merger Effective Time, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Parent Merger Consideration, the LVS Merger Consideration, the Stock Award Payments and the Aggregate Cash Consideration, as provided in Section 3.1(b), Section 3.3 and Section 3.9. On or before the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) certificates representing the shares of Parent Common Stock and Parent Limited Voting Stock sufficient to pay the Parent Merger Consideration, the LVS Merger Consideration and the Stock Award Payments, and (ii) cash in immediately available funds in an amount sufficient to pay the Aggregate Cash Consideration (such certificates representing shares of Parent Common Stock and Parent Limited Voting Stock and cash amounts, the “Aggregate Parent Merger Consideration” and such Aggregate Parent Merger Consideration as deposited with the Exchange Agent, the “Exchange Fund”), in each case, for the benefit of the holders of shares of Company Common Stock, Company Limited Voting Stock, Company Restricted Stock and Company Phantom Shares. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.5, Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payments. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, payments of the Parent Merger Consideration, the LVS Merger Consideration and the Stock Award Payments and any amounts payable in respect of dividends or distributions on shares of Parent Common Stock in accordance with Section 3.4(d) or otherwise payable pursuant to Section 3.9 out of the Exchange Fund in accordance with this Agreement and the Parent Merger Certificate of Merger. The Exchange Fund shall not be used for any other purpose. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Entity of the Parent Merger.

(b) Share Transfer Books. At the Parent Merger Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock or Company Limited Voting Stock. From and after the Parent Merger Effective Time, persons who held shares of Company Common Stock immediately prior to the Parent Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Parent Merger Effective Time, any Certificates presented to the Exchange Agent or the Surviving Entity of the Parent Merger for any reason shall be exchanged for the Parent Merger Consideration or LVS Merger Consideration with respect to the shares of Company Common Stock or Company Limited Voting Stock, respectively, formerly represented thereby.

(c) Exchange Procedures.

(i) As promptly as practicable following the Parent Merger Effective Time (but in no event later than two (2) Business Days thereafter), the Surviving Entity of the Parent Merger shall cause the Exchange Agent to mail (and to make available for collection by hand) (A) to each holder of record of a Certificate evidencing Company Common Stock, (x) a letter of transmittal (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which Letter of Transmittal shall be in such form and have such other provisions as the Surviving Entity of the Parent Merger may reasonably specify, and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Parent Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement, together with any amounts payable in respect of dividends or distributions on shares of Parent Common Stock in accordance with Section 3.4(d) (which instructions shall provide that, at the election of the surrendering holder, (i) Certificates may be surrendered by hand delivery or otherwise or (ii) the Merger Consideration in exchange therefor, together with any amounts payable in respect of dividends or distributions on shares of Parent Common Stock in accordance with Section 3.4(d), may be collected by hand by the surrendering holder or by check or wire transfer to the surrendering holder), (B) to each holder of record of a Certificate evidencing Company Limited Voting Stock, a certificate representing the LVS Merger Consideration into which the number of shares of Company Limited Voting Stock previously represented by such Certificate shall have been converted pursuant to this Agreement, (C) to each holder of a Company Option, a certificate representing an option to acquire shares of Parent Common Stock, (D) to each holder of a share of Company Restricted Stock, a certificate representing shares of Parent Common Stock in an amount due and payable to such holder pursuant to Section 3.5(b) in respect of such share of Company Restricted Stock, and (E) to each holder of a Company Phantom Share, a certificate representing shares of Parent Common Stock in an amount due and payable to such holder pursuant to Section 3.5(c), if any, in respect of such Company Phantom Share.

(ii) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Parent Merger Consideration for each share of Company Common Stock formerly represented by such Certificate pursuant to the provisions of this Article III plus any cash such holder is entitled to receive in lieu of fractional shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 3.9 and any amounts that such holder has the right to receive in respect of dividends or distributions on shares of Parent Common Stock in accordance with Section 3.4(d), to be mailed, made available for collection by hand or delivered by wire transfer, within two (2) Business Days following the later to occur of (A) the Parent Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the Parent Merger Consideration as contemplated by this Article III. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

(iii) As promptly as practicable following the Effective Time (but in no event later than two (2) Business Days thereafter), the Surviving Entity shall cause the Exchange Agent (A) to issue to each holder of Book-Entry Shares that number of uncertificated whole shares of Parent Common Stock or Parent Limited Voting Stock that such holder is entitled to receive pursuant to Section 3.1(b) in respect of such Book-Entry Shares, and (B) to issue and deliver to each holder of Book-Entry Shares a check or wire transfer for any amounts payable in respect of dividends or distributions on shares of Parent Common Stock in accordance with Section 3.4(d) and any other amount such holder is entitled to receive in lieu of fractional shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 3.9, in each case, without such holder being required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent, and such Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of Book-Entry Shares on the Parent Merger Consideration or LVS Merger Consideration payable in respect of the Book-Entry Shares.

(iv) In the event of a transfer of ownership of shares of Company Common Stock or Company Limited Voting Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 3.4(c) shall be properly endorsed or shall be otherwise in proper form for transfer, or any Book-Entry Share shall be properly transferred, and that the Person requesting such payment shall have paid any transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Parent Merger Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof in addition to the other amounts payable hereunder (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Parent Merger Effective Time theretofore paid with respect to such whole shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Parent Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock on the first (1st) anniversary of the Parent Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Parent Merger Consideration to which they are entitled under this Article III shall thereafter look only to the Surviving Entity for payment of their claims with respect thereto.

(f) No Liability. None of Parent, the Company, the Surviving Entity of the Parent Merger, or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any part of the Parent Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any

Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity of the Parent Merger, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Parent Merger Effective Time, the Surviving Entity of the Parent Merger; provided, however, that (i) no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article III and, to the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Aggregate Parent Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any net profit resulting from, or interest or income produced by, such investments, shall be property of, and paid to, the Surviving Entity of the Parent Merger.

Section 3.5 Stock Options; Restricted Stock; Phantom Shares. All of the provisions of this Section 3.5 shall be effectuated without any action on the part of the holder of any Company Option, Company Restricted Stock and/or Company Phantom Shares.

(a) Treatment of Company Options. At the Parent Merger Effective Time, each outstanding Company Option which is outstanding immediately prior to the Parent Merger Effective Time (whether or not then vested or exercisable) shall be assumed by Parent and will otherwise continue to have, and be subject to, the same terms and conditions (including vesting schedule), as were applicable immediately prior to the Parent Merger Effective Time as set forth in the applicable Company Plan (including pursuant to any applicable award agreement, other agreement or other document evidencing such Company Option) immediately prior to the Parent Merger Effective Time (and any Company Options that become fully vested and exercisable in accordance with their terms upon consummation of the Parent Merger shall be fully vested and exercisable), except that, from and after the Parent Merger Effective Time, (i) each such Company Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Parent Merger Effective Time and (y) the Exchange Ratio, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (x) the exercise price of each share of Company Common Stock at which the assumed Company Options were exercisable immediately prior to the Parent Merger Effective Time by (y) the Exchange Ratio.

(b) Treatment of Company Restricted Stock. At the Parent Merger Effective Time, each share of Company Restricted Stock which is outstanding immediately prior to the Parent Merger Effective Time shall be converted into a number of shares of Parent Common Stock equal to the Parent Merger Consideration in accordance with Section 3.1(b) of this Agreement (the “Restricted Stock Payment”), which shares of Parent Common Stock shall be subject to the same terms and conditions (including vesting and forfeiture conditions) as are applicable to such shares of Company Restricted Stock immediately prior to the Parent Merger Effective Time (and any shares of Company Restricted Stock that become fully vested in accordance with their terms upon consummation of the Parent Merger shall be fully vested). As of the Parent Effective Time, each holder of shares of Company Restricted Stock shall cease to have any rights with respect thereto, except the right to receive the Restricted Stock Payment.

(c) Treatment of Company Phantom Shares. At the Parent Merger Effective Time, each Company Phantom Share outstanding immediately prior to the Parent Merger Effective Time shall be converted into a number of fully vested shares of Parent Common Stock equal to the Parent Merger Consideration in accordance with Section 3.1(b) of this Agreement (the “Phantom Share Payment”). Any dividend equivalents associated with a holder’s Company Phantom Shares shall be settled by issuing to such holder, at Parent’s election, either (i) a cash payment or (ii) a number of shares of Parent Common Stock, in each case, with a value equal to the value of such dividend equivalents, with the value of the Parent Common Stock to be the VWAP of Parent Common Stock. Such cash shall be paid, or shares shall be issued, as applicable, at the same time as the Phantom Share Payment and shall be considered part of the Phantom Share Payment for purposes of this Agreement. As of the Parent Merger Effective Time, each holder of Company Phantom Shares shall cease to have any rights with respect thereto, except the right to receive the Phantom Share Payment.

(d) Company Assumed Awards. As soon as reasonably practicable after the Parent Merger Effective Time, but in no event later than five (5) Business Days following the Parent Merger Effective Time, Parent shall deliver to each holder of a Company Option an appropriate notice setting forth such holder’s rights pursuant to such Company Option. Unless the shares of Parent Common Stock issuable upon exercise or settlement of the Company Option are otherwise covered by an existing registration statement on Form S-8 immediately upon the Parent Merger Effective Time, Parent shall prepare and file with the SEC such a registration statement with respect to such shares of Parent Common Stock no later than ten (10) Business Days following the Parent Merger Effective Time and Parent shall exercise reasonable best efforts to maintain the effectiveness of such registration statement for so long as such Company Options remain outstanding (subject to blackout periods and similar restrictions in accordance with Parent’s policies). The Company and its counsel shall reasonably cooperate with and assist Parent in the preparation of any such registration statement.

(e) Manner of Effecting. Prior to the Parent Merger Effective Time, the Company and Parent agree that the Company shall, and shall be permitted under this Agreement to, take all corporate action necessary to effectuate the provisions of this

Section 3.5. From and after the Parent Merger Effective Time, unless the compensation committee of the Parent Board determines otherwise, all references to the Company in the Company equity incentive plans and in each award or other agreement evidencing or relating to any Company Options, Company Restricted Stock or Company Phantom Shares or any other Company equity-based award, shall be deemed (i) for all purposes relating to employment, consultancy or directorship (or words of similar meaning) to refer to Parent and its Subsidiaries and (ii) for all other purposes, to refer to Parent.

Section 3.6 Withholding Rights. Parent, Parent LP, Merger Sub (and any Affiliate of the foregoing), the Surviving Entity and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Parent Merger Consideration, the LVS Merger Consideration and any amounts otherwise payable pursuant to this Agreement (including consideration described in Section 3.2(b) and amounts payable pursuant to Section 3.9) to any holder of shares of Company Common Stock, shares of Company Limited Voting Stock, shares of Company Restricted Stock and Company Phantom Shares (or otherwise pursuant to this Agreement), such amounts as any such Person is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority pursuant to this Section 3.6, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.7 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity of the Parent Merger, the posting by such Person of a bond in such reasonable amount as the Surviving Entity of the Parent Merger may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Parent Merger Consideration or LVS Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.8 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Parent Merger or the other transactions contemplated by this Agreement, so long as the provisions of Section 262 of the DGCL are applicable to the transaction.

Section 3.9 Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock or Parent Limited Voting Stock shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Parent Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock, shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP of Parent Common Stock. For the avoidance of doubt, no consideration shall be payable for any fractional shares of Company Limited Voting Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY AND THE COMPANY LP

Except (a) as set forth in the corresponding sections of the disclosure letter that has been prepared by the Company and delivered by the Company to Parent immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any Section of the Company Disclosure Letter with respect to any Section or subsection of Article IV of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article IV of this Agreement to the extent the relevance of such item is reasonably apparent from the face of such disclosure, provided, however, that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein, or (b) as disclosed in Company SEC Filings publicly available or filed with, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any disclosure set forth in any section of a Company SEC Filing entitled “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similarly titled section in any other disclosures included in the Company SEC Filings, in each case, to the extent that such disclosure is cautionary, predictive or forward-looking in nature), the Company and Company LP hereby jointly and severally represent and warrant to Parent, Parent LP and Merger Sub that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Company LP is a partnership duly organized, validly existing and in good standing under the laws of the State of Maryland and each has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of the Company and Company LP is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by the Company in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary, and (iv) the classification for United States federal income tax purposes of each Company Subsidiary.

(d) None of the Company, Company LP or any Company Subsidiary directly or indirectly owns any interest in or of, or investment in, whether equity or debt, any Person (other than equity interests in the Company Subsidiaries and investments in short-term investment securities set forth on Section 4.1(d) of the Company Disclosure Letter). No Company Subsidiary has guaranteed, or pledged assets to secure, the Indebtedness of the Company or any other Company Subsidiary.

Section 4.2 Organizational Documents. The Company has made available to Parent complete and correct copies of (i) the Company’s certificate of incorporation, as amended and supplemented to date (the “Company Charter”), and the Company’s Bylaws, as currently in effect (the “Company Bylaws”), and (ii) the organizational documents of Company LP and each Company Subsidiary, each as in effect on the date hereof.

Section 4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 225,000,000 shares of Company Common Stock, 20,000,000 shares of Company Limited Voting Stock and 25,000,000 shares of preferred stock, par value $.01 per share (the “Company Preferred Stock”). At the close of business on September 3, 2013, (i) 46,969,703 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 11,646,949 shares of Company Limited Voting Stock were issued and outstanding, (iv) no shares of Company Common Stock were held by the Company as treasury shares, (v) 947,535 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding awards granted pursuant to the Company Plans, (vi) 273,070 shares of Company Common Stock are available for grant under the Company Plans, and (vii) 1,742,860 Company Phantom Shares representing the economic equivalent of 1,742,860 shares of Company Common Stock (none of which are reserved or issuable thereunder as of the date hereof) were outstanding. All issued and outstanding shares of the capital stock of the Company are and all shares of Company Common Stock reserved for issuance as noted above, shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable, and free of preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock or other equity holders of such Company Subsidiary may vote. There are no other rights to purchase or receive the Company Common Stock granted under the Company Benefit Plans or otherwise other than the Company Options, Company Restricted Stock and Company Phantom Shares.

(b) The Company is the sole general partner of Company LP and the Company owns, directly or indirectly, all of the general partner interests in Company LP. Section 4.3(b) of the Company Disclosure Letter sets forth, as of the date hereof, the name of, and the number and class of limited partnership interests held by, each partner in Company LP.

(c) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 4.1(c) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock and other equity interests of each of the Company Subsidiaries, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other equity interests of any Company Subsidiary or which would require any Company Subsidiary to issue or sell any shares of its capital stock, equity interests or securities convertible into or exchangeable for shares of its capital stock or equity interests.

(d) Except as set forth in this Section 4.3, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock, shares of Company Limited Voting Stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity interest of the Company or any of the Company Subsidiaries or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, except as expressly provided in the Company Partnership Agreement, there are no outstanding contractual obligations of the Company or any Company

Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock, shares of Company Limited Voting Stock, Company Partnership Units or other equity interests of the Company or any Company Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Plans in the event the grantees fail to satisfy withholding Tax obligations). Except as set forth on Section 4.3(d) of the Company Disclosure Letter, none of the Company, Company LP or any Company Subsidiary is a party to or, to the knowledge of the Company, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock or other equity interest of the Company or any of the Company Subsidiaries.

(e) Section 4.3(e) of the Company Disclosure Letter sets forth a true, complete and correct list of all Persons who, as of the close of business on September 3, 2013, held outstanding Company Options, Company Restricted Stock or Company Phantom Shares, indicating, with respect to each Company Option, share of Company Restricted Stock or Company Phantom Share then outstanding, the type of award granted, the number of shares of Company Common Stock or Company Partnership Units subject to such Company Option or Company Phantom Share, the name of the Company Plan under which such Company Option, share of Company Restricted Stock or Company Phantom Share was granted and the current exercise price (if applicable), date of grant, vesting schedule and expiration date thereof. All Company Options, shares of Company Restricted Stock and Company Phantom Shares, as applicable, were (i) in the case of Company Options, granted with an exercise price per share no lower than the “fair market value” (as defined in the applicable Company Plan) of one share of Company Common Stock on the date of the corporate action effectuating the grant, (ii) granted, accounted for, reported and disclosed in accordance with the applicable Laws, accounting rules and stock exchange requirements and (iii) validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Company’s financial statements in accordance with GAAP. Without limiting the generality of the preceding sentence, the Company has not engaged in any back dating, forward dating or similar activities with respect to the Company Options, Company Restricted Stock or Company Phantom Shares, and not been the subject of any investigation by the SEC, whether current, pending or closed (in the case of any such pending investigation, to the knowledge of the Company), with respect to any such activities.

(f) All dividends or distributions on the shares of Company Common Stock and Company Partnership Units and any dividends or distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.4 Authority.

(a) Each of the Company and Company LP has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and Company LP and the consummation by the Company and Company LP of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or partnership action, and no other corporate or partnership proceedings on the part of the Company or Company LP are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject, (x) with respect to the Parent Merger, to receipt of the Company Stockholder Approval and the filing and acceptance for record of the Parent Merger Articles of Merger with the Maryland SDAT and the Parent Merger Certificate of Merger with the Delaware Secretary and (y) with respect to the Partnership Merger, to the filing and acceptance for record of the Partnership Merger Articles of Merger with the Maryland SDAT and the Partnership Merger Certificate of Merger with the Delaware Secretary. The Company’s board of directors (the “Company Board”) at a duly held meeting has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Parent Merger and the other transactions contemplated hereby, (ii) determined that the Mergers and the transactions contemplated by this Agreement are fair to and in the best interest of the Company and its stockholders and to Company LP and its limited partners, (iii) directed that the Mergers be submitted for consideration at the Company Stockholder Meeting, and (iv) resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Parent Merger and the other transactions contemplated hereby (the “Company Recommendation”) and to include such recommendation in the Joint Proxy Statement, subject to Section 6.5.

(b) This Agreement has been duly executed and delivered by the Company and Company LP and, assuming due authorization, execution and delivery by each of Parent, Parent LP and Merger Sub, constitutes a legally valid and binding obligation of the Company and Company LP, enforceable against the Company and Company LP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company and Company LP does not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by the Company and Company LP will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of Company LP or any Company Subsidiary, (ii) assuming that consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company, Company LP or any

Company Subsidiary or by which any property or asset of the Company, Company LP or any Company Subsidiary is bound, or (iii) except as set forth on Section 4.5(a) of the Company Disclosure Letter, require any consent or approval, result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Company, Company LP or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company, Company LP or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company, Company LP or any Company Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company and Company LP does not, and the performance of this Agreement by the Company and Company LP will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) a joint proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Mergers will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NYSE, (iii) the filing of the Parent Merger Certificate of Merger and the acceptance thereof for record by the Delaware Secretary pursuant to the DGCL, (iv) the filing of the Parent Merger Articles of Merger and the acceptance thereof for record by the Maryland SDAT pursuant to the MGCL, (v) the filing of the Partnership Merger Articles of Merger and the acceptance thereof for record by the Maryland SDAT pursuant to the MRULPA, (vi) the filing of the Partnership Merger Certificate of Merger and the acceptance thereof for record by the Delaware Secretary pursuant to the DRULPA, (vii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (viii) such filings as may be required in connection with state and local transfer Taxes, and (ix) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.14, which are addressed solely in that Section, the Company, Company LP and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company, Company LP and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company, Company LP or any Company Subsidiary has received any claim or notice nor has any knowledge indicating that the Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) None of the Company, Company LP or any Company Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.10, Section 4.11, Section 4.14, Section 4.15 or Section 4.17, which are the subject of the representations and warranties made therein), or (ii) any Company Permits (except for the Company Permits addressed in Section 4.14, which are the subject of the representations and warranties made therein), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.7 SEC Filings; Company Financial Statements.

(a) The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2010

(collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules (the “Company Financial Statements”), was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the provisions of the Exchange Act and Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to the Company. Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Filings. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The records, systems, controls, data and information of the Company and the Company Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. The Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (i) transactions are executed only in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries; (iii) access to such assets is permitted only in accordance with management’s authorization; (iv) the reporting of such assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to Parent copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is recorded, processed, summarized and made known to the Company’s principal executive officer and its principal financial officer by others within those entities, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. The Company has delivered or made available to Parent complete and accurate copies of notices received by the Company from its independent auditor of any significant deficiencies or material weaknesses in the Company’s internal control over financial reporting since January 1, 2010 and any other management letter or similar correspondence received by the Company since January 1, 2010 from any independent auditor of the Company or any of the then-existing Subsidiaries of the Company. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 6.1 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Company SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Company Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) To the knowledge of the Company, none of the Company SEC Filings is the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Filings which remain unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting the Company which has not been adequately addressed. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2010 through the date of this Agreement relating to the Company SEC Filings and all written responses of the Company thereto through the date of this Agreement. None of the Company SEC Filings is the subject of any confidential treatment request by the Company.

Section 4.8 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 4.8 shall not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.9 Absence of Certain Changes or Events. Since December 31, 2012, except as contemplated by this Agreement or as set forth in Section 4.9 of the Company Disclosure Letter:

(a) the Company, Company LP and each Company Subsidiary has conducted its business in the ordinary course consistent with past practice, and prior to the date hereof there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock or other equity interests of the Company or any Company Subsidiary, other than regular quarterly dividends consistent with past practice;

(ii) any repurchase, redemption or other acquisition by the Company or any Company Subsidiary of any shares of capital stock or other equity interests of the Company or any Company Subsidiary or any securities or other equity interests convertible into or exercisable for any shares of capital stock or other equity interests, of the Company or any Company Subsidiary;

(iii) any split, combination, subdivision or reclassification of any capital stock or other equity interests, or any issuance of any other securities or equity interests in respect of, in lieu of or in substitution for shares of capital stock or other equity interests, of the Company or any Company Subsidiary;

(iv) any amendment to the certificate of incorporation, bylaws or other organizational documents of the Company or any Company Subsidiary;

(v) except as required to comply with Law or any Company Benefit Plan, (A) any grant of any severance, change in control or termination pay to any director or employee of the Company, (B) any entry into any employment, consulting, change in control, deferred compensation or other similar agreement, plan, arrangement or policy (or any material amendment to any such agreement, plan arrangement or policy) with any director or executive officer of the Company, (C) any increase in the compensation or benefits payable under any severance, change in control or termination pay policies of Company Benefit Plans, (D) any establishment, adoption, entry into, amendment, modification or termination of any collective bargaining agreement, (E) any establishment, adoption, entry into, termination or amendment or modification in any material respect, of any material Company Benefit Plan, (F) the taking of any action to accelerate any material compensation or benefits, including vesting and payment or the making of any material determinations, under any collective bargaining agreement or Company Benefit Plan or (G) any issuance, grant, sale, pledge or transfer of capital stock or other equity interests or rights to acquire capital stock or other equity interests, or any agreement to issue, grant, sell , pledge or transfer capital stock or other equity interests or rights to acquire capital stock or other equity interests by the Company or any Company Subsidiary;

(vi) any material change in the Company’s method of accounting or accounting principles or policies, except for any such change required by reason of a change in GAAP or by Regulation S-X under the Exchange Act, as approved by the Company’s independent accountants; or

(vii) any settlement or remediation of any material Claim against or affecting the Company or a Company Subsidiary;

(b) prior to the date hereof, none of the Company, Company LP or any Company Subsidiary has taken or agreed to take any action that it would not be permitted to take after the date of this Agreement without the prior written consent of Parent pursuant to Section 6.1(b)(vii), Section 6.1(b)(viii), or Section 6.1(b)(xxvi); and

(c) there has not been any Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Company Material Adverse Effect.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10 of the Company Disclosure Letter sets forth a list of each Company Benefit Plan and each material Company Employment Agreement (it being understood that any Company Employment Agreement that includes severance is material). The Company has delivered or made available to Parent a copy of each material Company Benefit Plan and each material Company Employment Agreement and, with respect thereto, as applicable, (A) all amendments, and currently effective trust (or other funding vehicle) agreements, (B) the most recent summary plan description and actuarial report (or other financial statement relating to such Company Benefit Plan), (C) the three (3) most recently filed Forms 5500, (D) the results of non-discrimination testing for the three most recently completed fiscal years, (E) the most recent determination letter from the IRS, (F) all material correspondence from a Governmental Authority, and (G) all material broad-based correspondence or communications to participants.

(b) Each Company Benefit Plan and Company Employment Agreement has been administered in all material respects in accordance with its terms and applicable Laws.

(c) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or may rely upon an opinion letter for a prototype plan, in each case, that has not been revoked, and, to the Company’s knowledge, no event has occurred that would adversely affect the qualified status of any such Company Benefit Plan. To the Company’s knowledge, neither the Company nor any Company Subsidiary has engaged in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan that could result in material liability to the Company and the Company Subsidiaries, taken as a whole. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan (other than routine benefits claims).

(d) None of the Company, any Company Subsidiaries or any of their ERISA Affiliates, maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) an employee pension benefit plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, including a Multiemployer Plan, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) any plan or arrangement which provides post-employment medical or welfare benefits, except as required by applicable Law; or (iv) any plan established or maintained outside of the United States or for the benefit of current or former employees of the Company or any Company Subsidiaries residing outside the United States. None of the Company, any Company Subsidiaries or any of their ERISA Affiliates (i) has incurred any liability with respect to a Title IV Plan that has not been satisfied in full, and (ii) has any liability, including contingent liability, with respect to a Title IV Plan.

(e) Except as set forth in Section 4.10(e) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with another event, will: (A) entitle any employee of the Company or any of its Subsidiaries to severance pay or compensation payments or any other benefits or rights, (B) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits to any employee, officer or director of any Company or Company Subsidiary, (C) result in an obligation to fund benefits under any Company Benefit Plan or Company Employment Agreement, (D) result in payments or benefits under any Company Benefit Plan or Company Employment Agreement which would not be deductible under Section 280G or Section 4999 of the Code, or (E) result in either the Company or any Company Subsidiary having an obligation to “gross up” or reimburse any person for any excise tax imposed under Section 280G or Section 4999 of the Code.

(f) Except as set forth in Section 4.10(f) of the Company Disclosure Letter, there are no material funded benefit obligations of the Company or the Company Subsidiaries under a Company Benefit Plan or Company Employment Agreement for which contributions have not been made or properly accrued and there are no material unfunded benefit obligations under a Company Benefit Plan or Company Employment Agreement that have not been accounted for by reserves or otherwise reflected as may be required in the consolidated financial statements in the Company SEC Filings made through and including the date of this Agreement.

(g) Each Company Benefit Plan and Company Employment Agreement that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance in all material respects with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of Internal Revenue Service Notice 2005-1) at any time after October 3, 2004 or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in documentary and operational compliance in all material respects with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder.

(h) Neither the Company nor any of its Subsidiaries has used the services of workers provided by third-party contract labor suppliers, temporary employees, “leased employees” (within the meaning of Section 414(n) of the Code) or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any Company Benefit Plan or the imposition of penalties or excise taxes with respect to any Plan by the Internal Revenue Service, the Department of Labor, or any other Governmental Entity.

(i) All of the Company Phantom Shares shall be fully vested in accordance with their terms upon consummation of the Parent Merger.

Section 4.11 Labor and Other Employment Matters. The Company, Company LP and each Company Subsidiary is in compliance in all material respects with all applicable Laws with respect to labor, employment, employee classification, fair employment practices, unfair labor practices, terms and conditions of employment, workers’ compensation, occupational safety and health, plant closings, wages and hours and immigration. None of the Company, Company LP or any Company Subsidiary is a party to, or bound by any collective bargaining agreement or other agreement with a labor union that contains a neutrality clause and no labor union has been certified to represent any employee of the Company or any Company Subsidiary, or has applied, or threatened to apply, to represent or is attempting to organize so as to represent such employees, including any representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There is no pending or, to the knowledge of the Company, threatened work stoppage, slowdown lockouts, material arbitrations or material grievances, labor strike or other material labor disputes against the Company or any Company Subsidiary. None of the Company, Company LP or any Company Subsidiary has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), as a result of any action taken by the Company or a Company Subsidiary. None of the Company, Company LP or any Company Subsidiary has any outstanding material liability in connection with the termination of employment of its employees (including redundancy payments) or for failure to comply with any order for the reinstatement or re-engagement of any employee and none of the Company, Company LP or any Company Subsidiary has any outstanding material liability for failure to provide information or to consult with employees under any employment Laws.

Section 4.12 Material Contracts.

(a) Except for contracts listed in Section 4.12 of the Company Disclosure Letter or any Company Material Contract or Company Lease that is entered into after the date hereof in accordance with Section 6.1, none of the Company, Company LP or any Company Subsidiary is a party to or bound by any contract in effect as of the date of this Agreement that:

(i) is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ii) has resulted, is expected to result, or is reasonably likely to result, in annual revenues or expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $500,000 and is not cancelable within sixty (60) days without penalty to the Company or any Company Subsidiary, except for any Company Lease or any Company Brokerage Agreement;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the Company or any Company Subsidiary, or that otherwise restricts the lines of business conducted by the Company or any Company Subsidiary or the geographic area in which the Company or any Company Subsidiary may conduct business;

(iv) is an agreement that obligates the Company or any Company Subsidiary to indemnify (A) any past or present directors, officers, trustees, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or Company Subsidiary is the indemnitor, other than any operating agreements or property management agreements or any similar agreement pursuant to which a Company Subsidiary that is not wholly owned, directly or indirectly, by the Company provides such an indemnification to any such directors, officers, trustees, employees or agents in connection with the indemnification by such non-wholly owned Company Subsidiary or another Company Subsidiary thereunder or (B) other third parties for obligations of or losses or damages incurred by such third parties, where such indemnification obligations are material to the Company and Company Subsidiaries, taken as a whole, and not made in the ordinary course of business;

(v) pursuant to which the Company or any Company Subsidiary acquired (A) a Specified Property or (B) any other assets or businesses of any other person, in each case since January 1, 2010 where the purchase price therefor exceeded $10,000,000;

(vi) constitutes a letter of credit, similar arrangement or debt obligation or guaranty or other contingent obligation of the Company or any Company Subsidiary with a principal amount outstanding (or, in the case of a guaranty or other contingent obligation, with a principal amount of the underlying obligation outstanding) as of the date hereof greater than $10,000,000;

(vii) would prohibit or materially delay the consummation of the Mergers as contemplated by this Agreement;

(viii) requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease) with a fair market value in excess of $10,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(ix) constitutes an interest rate cap, interest rate collar, interest rate swap, forward purchasing contract or other contract or agreement relating to a hedging transaction;

(x) sets forth the operational terms of a joint venture, partnership, joint development agreement, limited liability company or strategic alliance of the Company or any Company Subsidiary (each a “JV Agreement”);

(xi) constitutes a collective bargaining agreement;

(xii) contains restrictions with respect to payment of dividends or any other distribution in respect of the equity interests of the Company or any Company Subsidiary;

(xiii) relates to the acquisition or divestiture of the capital stock or other equity interests of any Person (other than the Company of a Company Subsidiaries) by the Company or a Company Subsidiary;

(xiv) is a stockholder or equityholder agreement, investor rights agreement, registration rights agreement or other similar contract between the Company or any Company Subsidiary, on one hand, and any stockholder or equityholder of the Company or a Company Subsidiary, on the other, granting any Person investor rights, registration rights, director designation rights or similar rights;

(xv) constitutes a Company Tax Protection Agreement;

(xvi) constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $10,000,000;

(xvii) a ground or other lease pursuant to which the Company or any Company Subsidiary is lessee or sublessee of any of the Specified Properties; or

(xviii) as to any non-residential Company Property, (A) requires payment after the date hereof of any commission (including leasing commissions or brokerage fees) (each a “Company Brokerage Agreement”) in connection with either (x) a renewal of an existing Material Company Lease or (y) the entry after the date hereof into a new Material Company Lease identified on Section 6.1(b)(xii) of the Company Disclosure Letter or (B) requires payment after the date hereof of tenant improvement costs, allowances or other concessions under a Material Company Lease.

Each contract of the type described in this Section 4.12(a) is referred to herein as a “Company Material Contract.”

(b) Each Company Material Contract is legal, valid, binding and enforceable on the Company, Company LP and each Company Subsidiary to the extent such Person is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company, Company LP and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract. None of the Company, Company LP or any Company Subsidiary has received notice of any violation or default under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has made true and correct copies of each Material Contract available to Parent.

Section 4.13 Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (a) there is no suit, arbitration, inquiry, claim, action or proceeding (each, a “Claim”), pending or, to the knowledge of the Company, threatened by or before any Governmental Authority, nor, to the knowledge of the Company, is there any investigation pending by any Governmental Authority, in each case, against or affecting the Company, any Company Subsidiary or any of their respective properties at law or in equity, and (b) neither the Company nor any Company Subsidiary, nor any of the Company’s or any Company Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority at law or in equity.

Section 4.14 Environmental Matters.

(a) Except as set forth on Section 4.14(a) of the Company Disclosure Letter and as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) The Company, Company LP and each Company Subsidiary and their respective corporate predecessors are and, except with respect to matters that have been fully and finally resolved, have been in compliance with all applicable Environmental Laws, possess all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits.

(ii) None of the Company, Company LP or any Company Subsidiary has received any written or, to the knowledge of the Company, oral notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law, that the Company or any Company Subsidiary is obligated to conduct investigations or clean-up activities under Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of the Company, threatened against the Company and any Company Subsidiary under any applicable Environmental Law.

(iii) None of the Company, Company LP or any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any applicable Environmental Law.

(iv) None of the Company, Company LP or any Company Subsidiary has assumed, by contract or operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(v) None of the Company, Company LP or any Company Subsidiary has caused, and to the knowledge of the Company, no third party has caused any release of a Hazardous Material that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law.

(b) This Section 4.14 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a correct and complete list of patents and patent applications, trademark registrations and applications, copyright registrations and applications, and Internet domain names, in each case owned by the Company or a Company Subsidiary. The Company or a Company Subsidiary is the sole and exclusive owner of all Intellectual Property set forth in Section 4.15(a) of the Company Disclosure Letter. Such Intellectual Property has not been cancelled, abandoned or dedicated to the public domain. All registration, maintenance and renewal fees necessary to preserve the rights of the Company or the Company Subsidiaries in connection with such Intellectual Property have been paid in a timely manner and, to the Knowledge of the Company, such Intellectual Property is valid and in full force and effect.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own, free and clear of any Liens (which, for the avoidance of doubt, shall not be deemed to include license agreements) or has a valid and enforceable license or otherwise possess valid and enforceable rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, (iv) none of the Company, Company LP or any Company Subsidiary (nor any of their respective predecessors) has received any written notice since January 1, 2010 from any third party (A) asserting the infringement or other violation of any Intellectual Property by the Company or a Company Subsidiary or (B) challenging the validity, enforceability, or registrability of, any right, title or interest of the Company or the Company Subsidiaries with respect to, any material Intellectual Property, and (v) to the knowledge of the Company, no third party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary. The Company and the Company Subsidiaries have implemented commercially reasonable measures to maintain and protect each material item of Intellectual Property that they own and to the knowledge of the Company, there has not been any disclosure or compromise of any material confidential or proprietary information of the Company or the Company Subsidiaries (including any information of any other Person disclosed in confidence to the Company or the Company Subsidiaries) to any third person in a manner that has resulted or is likely to result in the loss of trade secrets or other proprietary rights in and to such information.

(c) Notwithstanding the foregoing, none of the representations and warranties in this Section 4.15 shall be applicable to the Thomas Names and Marks.

Section 4.16 Properties.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a list of the common name and address of all real property owned or leased, including ground leased, licensed or air rights leased, by the Company or any Company Subsidiary as lessee or sublessee, as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”). As of the date hereof, each of the Company Properties is owned or leased by the Company or Company Subsidiary indicated on Section 4.16(a) of the Company Disclosure Letter. Except as set forth in Section 4.16(a) of the Company Disclosure Letter, there are no real properties that the Company or any Company Subsidiary is obligated to buy, lease or sublease at some future date.

(b) The Company or a Company Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the Specified Properties, in each case, free and clear of Liens, except for Company Permitted Liens, none of which have had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For the purposes of this Agreement, “Company Permitted Liens” shall mean any (i) Liens relating to any Indebtedness set forth on Section 4.16(b) of the Company Disclosure Letter, (ii) statutory or other Liens for Taxes or assessments which are not yet due and delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, (iii) Company Leases or ground leases or air rights affecting any Specified Property that are set forth in Section 4.16(b) of the Company Disclosure Letter, (iv) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (v) Liens that are disclosed on the existing Company Title Insurance Policies made available by or on behalf of the Company or any Company Subsidiary to Parent prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (vi) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are related to obligations not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings, and (vii) any other Liens, limitations, restrictions or title defects that do not materially impair the value of the Specified Property or the continued use and operation of the Specified Property as currently used and operated. Section 4.16(b) of the Company Disclosure Letter describes the material Company Permitted Liens which are being contested in good faith by appropriate proceedings.

(c) The Specified Properties (x) are supplied with utilities and other services as necessary to permit their continued operation as they are now being operated, (y) are, to the knowledge of the Company, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to Parent, and (z) are, to the knowledge of the Company, adequate and suitable for the purposes for which they are presently being used. Since January 1, 2010, none of the Company, Company LP or any Company Subsidiary has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Specified Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Specified Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Specified Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Specified Properties which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) To the knowledge of the Company, each of the Specified Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e) There are no pending or, to the knowledge of the Company, threatened condemnation, expropriation, eminent domain or rezoning proceedings affecting all or any portion of any of the Specified Properties. The Company and the Company Subsidiaries are in possession of all material certificates, variances, permits, licenses or rights required by applicable Law for use and occupancy as are necessary to conduct the business of the Company and the Company Subsidiaries thereon as presently conducted or currently intended by the Company and Company Subsidiaries to be conducted, and to the knowledge of the Company, none of the Company, Company LP or any Company Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such material certificate, variance, permit, license or right, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(f) Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect as to an individual Specified Property, the rent rolls for each of the Specified Properties, dated as of June 30, 2013, which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent, correctly (i) reference each lease or sublease that was in effect as of June 30, 2013 and to which the Company or the Company Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Specified Properties (all leases or subleases, together with all amendments, modifications, supplements, renewals and extensions related thereto, the “Company Leases”), and (ii) identify the rent currently payable and security deposit amounts currently held under the Company Leases. All security deposits have been held by the Company or a Company Subsidiary, as applicable, in all material respects in accordance with Law and the applicable Company Leases.

(g) The Company has made available to Parent correct and complete (in all material respects) copies of all those Company Leases which are in effect as of the date hereof and (i) which relate to at least 20,000 square feet of net rentable area or (ii) belong to a group of Company Leases with the same tenant (or multiple related tenants) relating to more than 50,000 square feet of net rentable area in the aggregate at one or more Specified Properties. To the knowledge of the Company, as of the date hereof, each Company Lease is in full force and effect and none of the Company, Company LP or any Company Subsidiary has received written notice that it is in default under any Company Lease as of the date of this Agreement, except for violations or defaults that have been cured or are disclosed in the rent rolls or that would not be material. None of the Company, Company LP or any Company Subsidiary has, prior to the date hereof, received from any counterparty under any Company Lease that relates to at least 20,000 square feet of net rentable area (the “Material Company Leases”) a notice from the tenant of any intention to vacate prior to the end of the term of such Material Company Lease. Prior to the date hereof, none of the Company, Company LP or any Company Subsidiary has pledged or otherwise hypothecated the lessor’s interest under any of the Company Leases which pledge or hypothecation remains outstanding, except to secure any existing mortgage loan. Prior to the date hereof, none of the Company, Company LP or any Company Subsidiary has received written notice from any tenant under any Material Company Lease that such tenant has exercised its right to audit the lessor’s books and records to confirm or challenge the lessor’s calculation of rent or the lessor’s calculation of charges for electricity, heating, ventilation and air-conditioning services, cleaning services, freight elevator service or any other similar services, except for (x) any such audit that has heretofore been settled or otherwise terminated and (y) audits that are currently being conducted by the tenants set forth on Section 4.16(g) of the Company Disclosure Letter. Except as set forth in Section 4.16(g) of the Company Disclosure Letter or except as has been resolved prior to the date hereof, as of the date of this Agreement, (i) no tenant under a Material Company Lease is currently asserting in writing a right of set-off or claim or counterclaim against the landlord arising out of the Material Company Lease which would affect the collection of rent from such tenant; (ii) no tenant under any Material Company Lease is currently asserting in writing a right to cancel or terminate such Material Company Lease prior to the end of the current term; (iii) none of the Company, Company LP or any Company Subsidiary has received notice of any insolvency or bankruptcy proceeding involving any tenant under any Material

Company Lease where such proceeding remains pending; and (iv) no tenant under a Material Company Lease is in monetary default in an amount in excess of $10,000 under its Material Company Lease relating to the payment of base rent or escalation, pass-through or similar charges or taxes that have been billed to such tenant by the Company or any Company Subsidiaries under such Material Company Lease.

(h) To the knowledge of the Company, except as set forth on Section 4.16(h) of the Company Disclosure Letter, there are no Tax abatements or exemptions specifically affecting the Specified Properties, and the Company and the Company Subsidiaries have not received any written notice of (and the Company and the Company Subsidiaries do not have any knowledge of) any proposed increase in the assessed valuation of any of the Specified Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing, except in each case for any such Taxes or assessment that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Except as set forth in Section 4.16(i) of the Company Disclosure Letter, no purchase option has been exercised under any Company Lease for which the purchase has not closed prior to the date of this Agreement.

(j) Except as set forth in Section 4.16(j) of the Company Disclosure Letter, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Specified Property or any portion thereof (other than a tenant’s right to lease space), and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Specified Property or any portion thereof that is owned by any Company Subsidiary, which, in each case, is in favor of any third party.

(k) Except as set forth in Section 4.16(k) of the Company Disclosure Letter or pursuant to a Company Lease or any ground lease affecting any Specified Property, none of the Company, Company LP or any Company Subsidiary is a party to any agreement pursuant to which the Company or any Company Subsidiary manages or manages the development of any real property for any third party.

(l) With respect to each Specified Property, there is issued and outstanding a Company Title Insurance, a copy of which, together with all exception documents referenced therein other than such documents pertaining to utility easements, right of way easements, and other easements for the benefit or use of the public or that do not impose any monetary obligations, has been made available to Parent. No written claim has been made against any Company Title Insurance Policy, which individually or in the aggregate, has had or would be reasonably expected to have a Company Material Adverse Effect.

(m) The Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(n) Section 4.16(n) of the Company Disclosure Letter lists all ground leases pursuant to which the Company or any Company Subsidiary is the lessee of any Company Property as of the date hereof. True and complete in all material respects copies of all such ground leases in effect as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions related thereto, have been made available to Parent on or prior to the date hereof.

Section 4.17 Taxes.

(a) The Company, Company LP and each Company Subsidiary has filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as, individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company, Company LP and each Company Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing, or to the knowledge of the Company, threatened with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary; (i) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) none of the Company, Company LP or any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iii) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(c) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any foreign Laws)

and have duly and timely withheld and have paid over to the appropriate Governmental Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(d) The Company Tax Protection Agreements listed in Section 4.17(d) of the Company Disclosure Letter are the only such agreements in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the knowledge of the Company, threatened to raise a material claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement to which Company, or any Company Subsidiary is a party: (i) pursuant to which any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a Company Subsidiary Partnership, and that requires the Company, or any Company Subsidiaries (A) to maintain a minimum level of debt or continue a particular debt, (B) to retain or not dispose of assets for a period of time that has not since expired, (C) to make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for United States federal income tax purposes. All guaranty, indemnification, contribution, or similar arrangements or deficit restoration obligations, or other agreements or arrangements entered into pursuant to any Company Tax Protection Agreement are set forth on Section 4.17(d) of the Company Disclosure Letter.

(e) There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except for Company Permitted Liens.

(f) None of the Company, Company LP or any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(g) There are no Tax allocation or sharing agreements or similar arrangements with respect to, binding, or otherwise involving the Company or any Company Subsidiary.

(h) To the knowledge of the Company, the Company does not have and will not have, as of the Parent Merger Effective Time, any current or accumulated “earnings and profits” for U.S. federal income tax purposes which, with respect to Parent immediately following the Parent Merger (and assuming that the Parent Merger constitutes a reorganization within the meaning of Section 368(a)(1)(A)) would constitute “earnings and profits accumulated in any non-REIT year” (determined for purposes of Section 857(a)(2)B) of the Code).

(i) None of the Company, Company LP or any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(j) None of the Company, Company LP or any Company Subsidiary has participated in any “listed transaction,” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k) As of the date of, and taking into account this Agreement, the Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(l) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(m) None of the Company or any of its Subsidiaries is, will be (regardless of whether the Parent Merger occurs) or would be, as a result of the transactions contemplated herein, required to include amounts in income, or exclude items of deduction (in either case for Tax purposes), for any Tax period as a result of (i) a change in method of Tax accounting or period; (ii) an installment sale or “open transaction” disposition; (iii) a prepaid amount received, accrued, or paid; (iv) deferred income or gain; (v) an election under Section 108(i) of the Code; (vi) Section 481 of the Code, or, in the case of each of the foregoing, any corresponding or similar provision of state, local, or non-U.S. Law; (vii) the recapture of any tax credit or other special tax benefit; or (viii) the use of any special accounting method (such as the long-term method for accounting for long-term contracts). None of the Company or any of its Subsidiaries has pending a transaction under Section 1031 or 1033 of the Code or other tax-deferral transactions for which deferral will not be available as a result of the transactions contemplated herein.

(n) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code. Company LP is not an investment company for purposes of Section 721(b) of the Code.

(o) To the knowledge of the Company, the issuance by Parent and/or Parent LP of the Parent Merger Consideration and LVS Merger Consideration pursuant to this Agreement will not cause any “Person” (as defined in the Parent Charter) to “Beneficially Own” or “Constructively Own” “Equity Stock” of Parent (as the foregoing terms are each defined in the Parent Charter, and, for the sake of clarity, including any Parent Limited Voting Stock issued as LVS Merger Consideration as “Equity Stock” (as defined in the Parent Charter)) in excess of the “Ownership Limit” (as defined in the Parent Charter).

(p) Except as set forth in Section 4.17(p) of the Company Disclosure Letter, no written power of attorney that has been granted by Company or any of Company Subsidiary (other than to Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(q) Except as set forth in Section 4.1(c) of the Company Disclosure Letter, no Company Subsidiary that is not a domestic corporation has ever been treated as other than a partnership or disregarded entity for U.S. federal income tax purposes, or has ever made an election on IRS Form 8832 with respect to its classification for U.S. federal income tax purposes. Without limitation of the foregoing, Company LP is and always has been taxable as a partnership (and not as an association or publicly traded partnership taxable as a corporation) for U.S. federal income tax purposes.

Section 4.18 Insurance. The Company has made available to Parent copies of all material insurance policies maintained by the Company or the Company Subsidiaries and all material fidelity bonds or other insurance service contracts in the Company’s possession providing coverage for all material Specified Properties (the “Company Insurance Policies”). Except for those matters that have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no claim for coverage by the Company or any Company Subsidiary pending under any of the Company Insurance Policies that has been denied or disputed by the insurer. Except for those matters that have not had and would not reasonably be expected to have a Company Material Adverse Effect, all premiums payable under all Company Insurance Policies have been paid, and the Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Company Insurance Policies. To the knowledge of the Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.19 Opinion of Financial Advisor. The Company has received the opinion of Morgan Stanley & Co. (“Morgan Stanley”) that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of shares of Company Common Stock.

Section 4.20 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 5.24, the Company Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Section 203 of the DGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 4.21 Vote Required. The affirmative vote of the holders of not less than a majority of all outstanding shares of Company Common Stock and Company Limited Voting Stock, voting together as a single class to adopt this Agreement and approve the Parent Merger (the “Company Stockholder Approval”), is the only vote of the holders of any class or series of shares of capital stock of the Company required to consummate the transactions contemplated by this Agreement.

Section 4.22 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar arrangement in effect, to which the Company is party or otherwise bound.

Section 4.23 Brokers. No broker, finder or investment banker (other than Morgan Stanley) is entitled to any brokerage, finder’s or other fee or commission in connection with or upon consummation of the Mergers based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.24 Investment Company Act. None of the Company, Company LP or any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.25 Ownership of Parent Common Stock. None of the Company, Company LP or any Company Subsidiary is, nor at any time during the last three years has been, an “interested stockholder” of Parent as defined in Section 3-601(j) of the MGCL.

Section 4.26 Affiliate Transactions. Except as set forth in the Company SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2010 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.27 Transaction Expenses. The expenses incurred or to be incurred by the Company and the Company Subsidiaries prior to Closing in connection with the transactions contemplated by this Agreement will not exceed the amount set forth on Section 4.27 of the Company Disclosure Letter.

Section 4.28 No Other Representations or Warranties. Except for the representations and warranties contained in Article V, the Company acknowledges that neither Parent nor any other Person or entity on behalf of Parent has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to Parent or any of the Parent Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of Parent.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT, PARENT LP AND MERGER SUB

Except (a) as set forth in the corresponding sections of disclosure letter that has been prepared by Parent and delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter with respect to any Section or subsection of Article V of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article V of this Agreement to the extent the relevance of such item is reasonably apparent from the face of such disclosure, provided, however, that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent or Merger Sub made herein, or (b) as disclosed in Parent SEC Filings publicly available or filed with, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any disclosure set forth in any section of a Parent SEC Filing entitled “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similarly titled section in any other disclosures included in the Parent SEC Filings, in each case to the extent that they are precautionary, predictive or forward-looking in nature), Parent, Parent LP and Merger Sub hereby jointly and severally represent and warrant to the Company that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and Parent LP is a partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and each has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of Parent and Parent LP is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Each Parent Subsidiary (other than Merger Sub) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) None of Parent, Parent LP, Merger Sub or any Parent Subsidiary directly or indirectly owns any interest in or of, or investment in, whether equity or debt, any Person (other than equity interests in the Parent Subsidiaries and investments in short-term investment securities set forth on Section 5.1(d) of the Parent Disclosure Letter).

Section 5.2 Organizational Documents. Parent has made available to the Company complete and correct copies of (i) Parent’s charter, as amended and supplemented to date (as may be amended and supplemented from time to time, the “Parent Charter”), and Parent’s Bylaws, as currently in effect (the “Parent Bylaws”), (ii) Merger Sub’s certificate of limited partnership and limited liability partnership agreement, and (iii) the organizational documents of Parent LP and each of Parent’s “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X), each as in effect on the date hereof.

Section 5.3 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 120,000,000 shares of Parent Common Stock (the “Parent Stock”) and 30,000,000 of excess stock, par value $0.001 per share. At the close of business on September 3, 2013, (i) 68,571,617 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, and (iii) 471,034 shares of Parent Common Stock were reserved for issuance under Parent’s Distribution Reinvestment and Stock Purchase Plan, 911,610 shares of Parent Common Stock were reserved for future issuance or grant under the Parent Benefit Plans, 1,850,000 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding options, and 535,751 shares of Parent Common Stock were reserved for conversion or settlement of outstanding stock units under the Parent Benefit Plans. All issued and outstanding shares of the capital stock of Parent are, and all shares of Parent Common Stock reserved for issuance as noted above, shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, and all shares of Parent Common Stock to be issued as the Merger Consideration or as Stock Award Payments, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Parent or any Parent Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Parent Common Stock or other equity holders of such Parent Subsidiary may vote.

(b) Parent is a limited partner of, and Parent’s direct wholly owned subsidiary is the sole general partner of, Parent LP. Section 5.3(b) of the Parent Disclosure Letter sets forth, as of the date hereof, the name of, and the number and class of partnership interests held by, each partner in Parent LP.

(c) All of the Merger Sub Interests are owned directly or indirectly by Parent LP. All of the Merger Sub Interests are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Merger Sub Interests may vote.

(d) All of the outstanding shares of capital stock of each of the Parent Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Parent Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable.

(e) Except as set forth in this Section 5.3(e) of the Parent Disclosure Letter, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Parent, Parent LP, Merger Sub or any other Parent Subsidiary is a party or by which any of them is bound, obligating Parent, Parent LP, Merger Sub or any other Parent Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Parent Stock or Merger Sub Interests or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity interest of Parent, Parent LP, Merger Sub or any of the other Parent Subsidiaries or obligating Parent, Parent LP, Merger Sub or any other Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of Parent, Parent LP, Merger Sub or any other Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Stock, or other equity interests of Parent, Parent LP, Merger Sub or any other Parent Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Parent Benefit Plans). Neither Parent, Parent LP, Merger Sub nor any other Parent Subsidiary is a party to or, to the knowledge of Parent, bound by any agreements or understandings concerning the voting of any Merger Sub Interests or capital stock of Parent, or equity interests in any of the other Parent Subsidiaries.

(f) All dividends or distributions on the shares of Parent Stock and any dividends or distributions on any securities of any Parent Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.4 Authority.

(a) Each of Parent, Parent LP and Merger Sub has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent, Parent LP and Merger Sub and the consummation by each of Parent, Parent LP and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate or limited liability company proceedings on the part of Parent or Merger Sub, as applicable, are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject (x) with respect to the Parent Merger, to receipt of the Parent Stockholder Approval and the filing and acceptance for record of the Parent Merger Certificate of Merger with the Delaware Secretary and the Parent Merger Articles of Merger with the Maryland SDAT and (y) with respect to the Partnership Merger, to the filing and acceptance for record of the Partnership Merger Articles of Merger with the Maryland SDAT and the Partnership Merger Certificate of Merger with the Delaware Secretary. Parent’s board of directors (the “Parent Board”) at a duly held meeting has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Mergers and the other transactions contemplated hereby, (ii) determined that the Mergers and the transactions contemplated by this Agreement are fair to and in the best interest of the Parent and its stockholders, (iii) directed that the Parent Merger be submitted for consideration at the Parent Stockholder Meeting, and (iv) resolved to recommend that the stockholders of the Parent vote in favor of the adoption of this Agreement and the approval of the Parent Merger and the other transactions contemplated hereby (the “Parent Recommendation”) and to include such recommendation in the Joint Proxy Statement.

(b) This Agreement has been duly executed and delivered by each of Parent, Parent LP and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of Parent, Parent LP and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent, Parent LP and Merger Sub does not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by each of Parent, Parent LP and Merger Sub will not, (i) conflict with or violate any provision of the Parent Charter or Parent Bylaws, Merger Sub’s charter or bylaws or any equivalent organizational or governing documents of Parent LP or any other Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Parent LP, Merger Sub or any other Parent Subsidiary or by which any property or asset of Parent, Parent LP, Merger Sub or any other Parent Subsidiary is bound, or (iii) to the extent not obtained prior to the date hereof, require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Parent or any Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Parent LP, Merger Sub or any other Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, Parent LP, Merger Sub or any other Parent Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent, Parent LP and Merger Sub does not, and the performance of this Agreement by each of Parent, Parent LP and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement, the Form S-4, and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NYSE, (iii) the filing of the Parent Merger Certificate of Merger and the acceptance thereof for record by the Delaware Secretary pursuant to the DGCL, (iv) the filing of the Parent Merger Articles of Merger and the acceptance thereof for record by the Maryland SDAT pursuant to the MGCL, (v) the filing of the Partnership Merger Articles of Merger and the acceptance thereof for record by the Maryland SDAT pursuant to the MRULPA, (vi) the filing of the Partnership

Merger Certificate of Merger and the acceptance thereof for record by the Delaware Secretary, (vii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (viii) such filings as may be required in connection with state and local transfer Taxes, and (ix) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.14, which are addressed solely in that Section, Parent, Parent LP, Merger Sub and each other Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Parent, Parent LP, Merger Sub and each other Parent Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All applications required to have been filed for the renewal of Parent Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Parent Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent, Parent LP or any Parent Subsidiary has received any claim or notice nor has any knowledge indicating that Parent or any Parent Subsidiary is currently not in compliance with the terms of any such Parent Permits, except where the failure to be in compliance with the terms of any such Parent Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) None of Parent, Parent LP, Merger Sub or any other Parent Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to Parent, Parent LP, Merger Sub or any other Parent Subsidiary or by which any property or asset of Parent, Parent LP, Merger Sub or any other Parent Subsidiary is bound (except for Laws addressed in Section 5.10, Section 5.11, Section 5.14, Section 5.15 or Section 5.17, which are the subject of the representations made therein), or (ii) any Parent Permits (except for Parent Permits addressed in Section 5.14, which are the subject of the representations made therein), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.7 SEC Filings; Financial Statements.

(a) Parent has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2010 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, neither Merger Sub nor any other Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of Parent’s consolidated financial statements contained or incorporated by reference in the Parent SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) Parent is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the provisions of the Exchange Act and Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to Parent. Each of the principal executive officer of Parent and the principal financial officer of Parent has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Filings. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The records, systems, controls, data and information of Parent and the Parent Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. Parent and the

Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (i) transactions are executed only in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements of Parent and the Parent Subsidiaries and to maintain accountability for the assets of Parent and the Parent Subsidiaries; (iii) access to such assets is permitted only in accordance with management’s authorization; (iv) the reporting of such assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Board of Directors of Parent (the “Parent Board”) (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and Parent has made available to the Company copies of any material written materials relating to the foregoing. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to Parent required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is recorded, processed, summarized and made known to Parent’s principal executive officer and its principal financial officer by others within those entities, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Parent has delivered or made available to the Company complete and accurate copies of notices received by Parent from its independent auditor of any significant deficiencies or material weaknesses in Parent’s internal control over financial reporting since January 1, 2010 and any other management letter or similar correspondence received by Parent since January 1, 2010 from any independent auditor of Parent or any of the then-existing Parent Subsidiaries. Since the enactment of the Sarbanes-Oxley Act, none of Parent, Parent LP, Merger Sub or any other Parent Subsidiary has made any prohibited loans to any director or executive officer of Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) None of Parent or any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 6.2 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Parent SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Parent Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(e) To the knowledge of Parent, none of the Parent SEC Filings is the subject of ongoing SEC review and Parent has not received any comments from the SEC with respect to any of the Parent SEC Filings which remains unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting Parent which has not been adequately addressed. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2010 through the date of this Agreement relating to the Parent SEC Filings and all written responses of Parent thereto through the date of this Agreement. None of the Parent SEC Filings is the subject of any confidential treatment request by Parent.

Section 5.8 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of Parent, Parent LP, Merger Sub or any other Parent Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, at the time the Form S-4, is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 5.8 shall not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 5.9 Absence of Certain Changes or Events. Since December 31, 2012, except as contemplated by this Agreement or as set forth on Section 5.9(a) of the Parent Disclosure Letter:

(a) Parent, Parent LP, Merger Sub and each other Parent Subsidiary has conducted its business in the ordinary course consistent with past practice, and, prior to the date hereof there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock or other equity interests of the Parent or any Parent Subsidiary, other than regular quarterly dividends consistent with past practice;

(ii) any repurchase, redemption or other acquisition by the Parent or any Parent Subsidiary of any shares of capital stock or other equity interests of the Parent or any Parent Subsidiary or any securities or other equity interests convertible into or exercisable for any shares of capital stock or other equity interests of the Parent or any Parent Subsidiary

(iii) any split, combination, subdivision or reclassification of any capital stock or other equity interests, or any issuance of any other securities or equity interests in respect of, in lieu of or in substitution for share of capital stock or other equity interests, of Parent or any Parent Subsidiary;

(iv) any amendment to the certificate of incorporation, bylaws or other organizational documents of Parent or any Parent Subsidiary;

(v) any material change in Parent’s method of accounting or accounting principles or policies, except for any such change required by reason of a change in GAAP or by Regulation S-X under the Exchange Act, as approved by Parent’s independent accountants; or

(vi) any settlement or remediation of any material Claim against or affecting Parent or a Parent Subsidiary; and

(b) there has not been any Parent Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.10 Certain ERISA Matters. None of Parent, Parent LP, Merger Sub or any other Parent Subsidiary has any liability for any prohibited transaction or accumulated funding deficiency (within the meaning of Section 412 of the Code) or any complete or partial withdrawal liability with respect to any pension, profit sharing or other plan which is subject to ERISA, to which Parent, Parent LP, Merger Sub or any other Parent Subsidiary makes or ever has made a contribution and in which any employee of Parent, Parent LP, Merger Sub or any other Parent Subsidiary is or has ever been a participant, which in each case has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and, to the knowledge of Parent, none of Parent, Parent LP, Merger Sub or any other

Parent Subsidiary has any such liability with respect to any pension, profit sharing or other plan which is subject to ERISA, to which an ERISA Affiliate of any such entity makes or has ever made a contribution, which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. With respect to such plans, Parent, Parent LP, Merger Sub and each other Parent Subsidiary is in compliance in all respects with all applicable provisions of ERISA, other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11 Absence of Labor Dispute. There is no pending or, to the knowledge of the Parent, threatened strike, work stoppage, walkout, lockout, or other material labor disturbance involving Parent, Parent LP, Merger Sub or any other Parent Subsidiary or Affiliate.

Section 5.12 Material Contracts. All Parent Material Contracts have been filed as exhibits to the Parent SEC Filings made through and including the date of this Agreement. Each Parent Material Contract is in full force and effect and is valid, binding and enforceable against Parent and/or any Parent Subsidiary party thereto, and, to the knowledge of Parent, each other party thereto in accordance with its terms. None of Parent or any Parent Subsidiary, nor, to the knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary has received any written notice of any violation or default pursuant to the terms of any Parent Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.13 Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Claim pending or, to the knowledge of Parent, threatened by or before any Governmental Authority, nor, to the knowledge of Parent, is there any investigation pending by any Governmental Authority, in each case, against or affecting Parent, Parent LP, Merger Sub, any other Parent Subsidiary or any of their respective properties at law or in equity, and (b) none of Parent, Parent LP, Merger Sub or any other Parent Subsidiary, nor any of Parent or any Parent Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority at law or in equity.

Section 5.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) Parent and each Parent Subsidiary and their respective corporate predecessors are and, except with respect to matters that have been fully and finally resolved, have been in compliance with all applicable Environmental Laws, possess all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits.

(ii) None of Parent, Parent LP or any Parent Subsidiary has received any written or, to the knowledge of Parent, oral notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law, that the Parent or any Parent Subsidiary is obligated to conduct investigation or clean-up activities under any Environmental Law, or that any judicial, administrative or compliance order has been issued against Parent or any Parent Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of Parent, threatened against Parent and any Parent Subsidiary under any applicable Environmental Law.

(iii) None of Parent, Parent LP or any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary under any applicable Environmental Law.

(iv) None of Parent, Parent LP or any Parent Subsidiary has assumed, by contract or operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(v) None of Parent, Parent LP or any Parent Subsidiary has caused, and to the knowledge of Parent, no third party has caused any release of a Hazardous Material that would be required to be investigated or remediated by Parent or any Parent Subsidiary under Environmental Law.

(b) This Section 5.14 contains the exclusive representations and warranties of Parent and Merger Sub with respect to environmental matters.

Section 5.15 Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent, Parent LP, Merger Sub and the other Parent Subsidiaries own, free and clear of any Liens (which, for the avoidance of doubt, shall not be deemed to include license agreements) or has a valid and enforceable license, free and clear of any Liens, or otherwise possess valid and enforceable rights to use all Intellectual Property necessary to conduct the business of Parent, Parent LP, Merger Sub and the other Parent Subsidiaries as it is currently conducted, (ii) the conduct of the business of Parent, Parent LP, Merger Sub and the other Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there are no pending or, to the knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent, Parent LP, Merger Sub or any other Parent Subsidiary, (iv) None of Parent, Parent LP or any Parent Subsidiary (nor any of their respective predecessors) has received any written notice since January 1, 2010 from any third party (A) asserting the infringement or other violation of any Intellectual Property by Parent or a Parent Subsidiary or (B) pertaining to or challenging the validity, enforceability, or registrability of, any right, title or interest of Parent or the Parent Subsidiaries with respect to, any material Intellectual Property, and (v) to the knowledge of Parent, no third party is currently infringing or misappropriating Intellectual Property owned by Parent, Parent LP, Merger Sub or any other Parent Subsidiary. Parent, Parent LP, Merger Sub and the other Parent Subsidiaries have implemented commercially reasonable measures to maintain and protect each material item of Intellectual Property that they own, and to the knowledge of Parent, there has not been any disclosure or compromise of any confidential or proprietary information of Parent or the Parent Subsidiaries (including any information of any other Person disclosed in confidence to Parent or the Parent Subsidiaries) to any third person in a manner that has resulted or is likely to result in the loss of trade secrets or other rights in and to such information.

Section 5.16 Properties.

(a) Parent or a Parent Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the real properties reflected as an asset on the most recent balance sheet of Parent included in the Parent SEC Filings in which Parent holds an equity interest of more than twenty percent (20%) (each a “Parent Property” and collectively the “Parent Properties”), in each case, free and clear of Liens, except for Parent Permitted Liens, none of which have had and could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. For the purposes of this Agreement, “Parent Permitted Liens” shall mean any (i) Liens relating to any Indebtedness set forth on Section 5.16(a) of the Parent Disclosure Letter, (ii) statutory or other Liens for Taxes or assessments which are not yet due and delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, (iii) Parent Leases or ground leases or air rights affecting any Parent Property that are set forth in Section 5.16(a) of the Parent Disclosure Letter, (iv) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (v) Liens that are disclosed on existing title policies and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (vi) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are related to obligations not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings, and (vii) any other Liens, limitations, restrictions or title defects that do not materially impair the value of the Parent Property or the continued use and operation of the Parent Property as currently used and operated.

(b) The Parent Properties (x) are supplied with utilities and other services as necessary to permit their continued operation as they are now being operated, (y) are, to the knowledge of Parent, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to the Company, and (z) are, to the knowledge of Parent, adequate and suitable for the purposes for which they are presently being used. To the knowledge of Parent, none of Parent, Parent LP or any Parent Subsidiary has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Parent Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Parent Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Parent Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Parent Properties which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(c) To the knowledge of Parent, each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(d) There are no pending or, to the knowledge of Parent, threatened condemnation, expropriation, eminent domain or rezoning proceedings affecting all or any portion of any of the Parent Properties. Except as set forth on Section 5.16(d) of the Parent Disclosure Letter, Parent, Parent LP, Merger Sub and the other Parent Subsidiaries are in possession of all material certificates, variances, permits, licenses or rights required by applicable Law for use and occupancy as are necessary to conduct the business of the Parent, Parent LP, Merger Sub and the other Parent Subsidiaries thereon as presently conducted or currently intended by Parent, Parent LP, Merger Sub and the other Parent Subsidiaries to be conducted, except for those that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, and to the knowledge of Parent, none of Parent, Parent LP or any Parent Subsidiary has received notice of any outstanding threat of modification, suspension or cancellation of any such material certificate, variance, license or right that would reasonably be expected to have a Parent Material Adverse Effect.

(e) True and complete in all material respects copies of all ground leases affecting the interest of Parent or any Parent Subsidiary in the Parent Properties and all leases and subleases to which Parent or the other Parent Subsidiaries are parties that are required to be filed as exhibits to the Parent SEC Filings pursuant to

Item 601(b)(10) of Regulation S-K promulgated by the SEC (the “Material Parent Leases”) in effect as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions related thereto, have been made available to the Company. To the knowledge of Parent, as of the date hereof, each Material Parent Lease is in full force and effect and none of Parent, Parent LP or any Parent Subsidiary has received written notice that it is in default under any Material Parent Lease as of the date of this Agreement, except for violations or defaults that have been cured or are disclosed in the rent rolls or that would not be material. None of Parent, Parent LP or any Parent Subsidiary has, prior to the date hereof, received from any counterparty under any Material Parent Lease a notice from the tenant of any intention to vacate prior to the end of the term of such Material Parent Lease. Prior to the date hereof, none of Parent, Parent LP or any Parent Subsidiary has pledged or otherwise hypothecated the lessor’s interest under any of the Material Parent Leases which pledge or hypothecation remains outstanding, except to secure any existing mortgage loan. Prior to the date hereof, none of Parent, Parent LP or any Parent Subsidiary has received written notice from any tenant under any Material Parent Lease that such tenant has exercised its right to audit the lessor’s books and records to confirm or challenge the lessor’s calculation of rent or the lessor’s calculation of charges for electricity, heating, ventilation and air-conditioning services, cleaning services, freight elevator service or any other similar services, except for (x) any such audit that has heretofore been settled or otherwise terminated and (y) audits that are currently being conducted by the tenants set forth on Section 5.16(e) of the Parent Disclosure Letter. Except as set forth in Section 5.16(e) of the Parent Disclosure Letter or except as has been resolved prior to the date hereof, as of the date of this Agreement, (i) no tenant under a Material Parent Lease is currently asserting in writing a right of set-off or claim or counterclaim against the landlord arising out of the Material Parent Lease which would affect the collection of rent from such tenant; (ii) no tenant under any Material Parent Lease is currently asserting in writing a right to cancel or terminate such Material Parent Lease prior to the end of the current term; (iii) none of Parent, Parent LP or any Parent Subsidiary has received notice of any insolvency or bankruptcy proceeding involving any tenant under any Material Parent Lease where such proceeding remains pending; and (iv) no tenant under a Material Parent Lease is in monetary default in an amount in excess of $100,000 under its Material Parent Lease relating to the payment of base rent or escalation, pass-through or similar charges or taxes that have been billed to such tenant by Parent or any Parent Subsidiaries under such Material Parent Lease.

(f) To the knowledge of Parent, except as set forth on Section 5.16(f) of the Parent Disclosure Letter, there are no Tax abatements or exemptions specifically affecting Parent Properties, and Parent and the Parent Subsidiaries have not received any written notice of (and Parent and the Parent Subsidiaries do not have any knowledge of) any proposed increase in the assessed valuation of any of the Parent Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing, except in each case for any such Taxes or assessment that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(g) No purchase option has been exercised under any Parent Lease for which the purchase has not closed prior to the date of this Agreement.

(h) Except as set forth in Section 5.16(h) of the Parent Disclosure Letter, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Parent Property or any portion thereof that would materially and adversely affect Parent’s, or Parent Subsidiary’s, ownership, ground lease or right to use a Parent Property subject to a Material Parent Lease, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Parent Property or any portion thereof that is owned by any Parent Subsidiary, which, in each case, is in favor of any party other than Parent or a Parent Subsidiary.

(i) No written claim has been made against any Parent Title Insurance Policy, which individually or in the aggregate, has had or would be reasonably expected to have a Parent Material Adverse Effect.

(j) Parent, Parent LP, Merger Sub and the other Parent Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent’s, Merger Sub’s or any other Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens and Liens that have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.17 Taxes.

(a) Parent, Parent LP, Merger Sub and each other Parent Subsidiary has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each Parent Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) Parent (i) for all taxable years commencing with Parent’s taxable year ended December 31, 1997 through December 31, 2012, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT; (ii) has operated since January 1, 2013 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2013; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and, the knowledge of Parent, no such challenge is pending or has been threatened in writing.

(c) Except as set forth in Section 5.17(c) of the Parent Disclosure Letter: (i) there are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the knowledge of Parent threatened, with regard to any Taxes or Tax Returns of Parent, Parent LP, Merger Sub or any other Parent Subsidiary; (ii) no deficiency for Taxes of Parent, Parent LP, Merger Sub or any other Parent Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of Parent, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) none of Parent, Parent LP, Merger Sub or any other Parent Subsidiary has waived any statute of limitations with respect to Taxes (other than in connection with any extension of time to file any Tax Return), or agreed to any extensions of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) none of Parent, Parent LP, Merger Sub or any of the other Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Except as may be acquired pursuant to the Mergers, none of Parent, Parent LP, Merger Sub or any other Parent Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e) Parent, Parent LP, Merger Sub and the other Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate Governmental Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(f) There are no Parent Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the knowledge of Parent threatened to raise, a material claim against Parent, Parent LP, Merger Sub or any other Parent Subsidiary for any breach of any Parent Tax Protection Agreements. As used herein, “Parent Tax Protection Agreements” means any written agreement to which Parent, Parent LP, Merger Sub or any other Parent Subsidiary is a party: (i) pursuant to which any liability to holders of limited partnership interests in a Parent Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of limited partnership interests in a Parent Subsidiary Partnership, and that requires the Parent, Parent LP, Merger Sub or the other Parent Subsidiaries (A) to maintain a minimum level of debt or continue a particular debt,

(B) to retain or not dispose of assets for a period of time that has not since expired, (C) to make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “Parent Subsidiary Partnership” means a Parent Subsidiary that is a partnership for United States federal income tax purposes.

(g) There are no Tax Liens upon any property or assets of Parent, Parent LP, Merger Sub or any other Parent Subsidiary except for Parent Permitted Liens.

(h) None of Parent, Parent LP or any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) As of the date of this Agreement, and taking into account this Agreement, Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(j) Neither Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

Section 5.18 Insurance. Except for those matters that have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no claim for coverage by Parent, Parent LP, Merger Sub or any other Parent Subsidiary pending under the material insurance policies and the material fidelity bonds or other insurance service contracts in Parent’s possession providing coverage for all material Parent Properties (the “Parent Insurance Policies”) that has been denied or disputed by the insurer. Except for those matters that have not had and would not reasonably be expected to have a Parent Material Adverse Effect, all premiums payable under all Parent Insurance Policies have been paid, and Parent, Parent LP, Merger Sub and the other Parent Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Parent Insurance Policies. To the knowledge of Parent, such Parent Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect and no written notice of cancellation or termination has been received by the Parent or any Parent Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.19 Opinion of Financial Advisor. Parent Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that, as of the date of such opinion and based on and subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to Parent.

Section 5.20 Vote Required. The affirmative vote of the holders of not less than a majority of all outstanding shares of Parent Common Stock to approve the Parent Merger and the issuance of the Merger Consideration (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of shares of capital stock of the Parent required to consummate the transactions contemplated by this Agreement.

Section 5.21 Brokers. No broker, finder or investment banker (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with or upon consummation of the Mergers based upon arrangements made by or on behalf of Parent, Parent LP, Merger Sub or any other Parent Subsidiary.

Section 5.22 Investment Company Act. None of Parent, Parent LP, Merger Sub or any other Parent Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.23 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the interests of Merger Sub are owned directly or indirectly by Parent LP.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.24 Ownership of Company Common Stock. None of Parent, Merger Sub or any other Parent Subsidiary is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 5.25 Affiliate Transactions. Except as set forth in the Parent SEC Filings made through and including the date of this Agreement or as permitted by this Agreement and as set forth in the Parent Disclosure Letter, from January 1, 2010 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.26 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, each of Parent, Parent LP and Merger Sub acknowledge that neither the Company nor any other Person or entity on behalf of the Company has made, and neither Parent nor Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of the Company Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Sub by or on behalf of the Company.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of the Company Subsidiaries to (i) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (ii) use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company’s or the Company Subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers and key employees and consultants and maintain satisfactory relationships with significant tenants and suppliers and with other Persons with whom they have significant business relations.

(b) Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Parent after seeking consent (which consent shall not be unreasonably withheld, delayed or conditioned, except with respect to clauses (ii), (iii), (iv), (v), (vi), (xiii), (xxiii), (xxvi) or (xxx) below, as to which Parent may grant or withhold its consent in its sole discretion) other than as may be prohibited by Law, as may be expressly required or permitted pursuant to this Agreement, the RL Option Agreement or the CalSTRS Option Agreement, or as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) amend or propose to amend the Company Charter or Company Bylaws (or such equivalent organizational or governing documents of any Company Subsidiary);

(ii) split, combine, reclassify or subdivide any shares of stock or other voting securities or equity interests of the Company or any Company Subsidiary or, except as contemplated by Section 6.1(b)(iv), issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other voting securities or equity interests;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except for (A) the declaration and payment by the Company of regular quarterly dividends at a rate not to exceed $0.02 per share of Company Common Stock (each a “Company Quarterly Dividend”), (B) the declaration and payment of regular distributions that are required to be made in respect of Company Partnership Units, (C) the declaration and payment of dividends or distributions by any directly or indirectly wholly owned Company Subsidiary to its parent entity, and (D) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the requirements of the organizational documents of such Company Subsidiary;

(iv) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company or a Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (A) the redemption or exchange of Company Partnership Units pursuant to and in accordance with the provisions of the Company Partnership Agreement, (B) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Option and Taxes withheld in connection with the exercise of Company Options, (C) the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Plans, and (D) the acquisition by the Company in the ordinary course of business consistent with past practice in connection with the forfeiture of awards pursuant to the terms of the Company Plans upon termination of employment or service of an award holder;

(v) except for transactions among the Company and one or more wholly-owned Company Subsidiaries or among one or more wholly-owned Company Subsidiaries, or as otherwise contemplated in Section 6.1(b)(iii), (iv), or (vi), issue, deliver, sell, pledge, dispose, encumber or grant any shares of the Company’s or any of the Company

Subsidiaries’ capital stock or other voting securities or equity interests, or any options, calls, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of the Company Subsidiaries’ capital stock, voting securities or other equity interests or any other rights issued by the Company or any Company Subsidiary that are linked in any way to the price of Company Common Stock or any other shares of capital stock or other voting securities or equity interests of the Company or any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock or other voting securities or equity interests of the Company or any Company Subsidiary; provided, however, that the Company may issue shares of Company Common Stock (A) upon the vesting of any Company Restricted Stock, the exercise of any Company Option, or upon payment with respect to any Company Phantom Share outstanding as of the date of this Agreement or as may be granted after the date of this Agreement under Section 6.1(b)(vi), and (B) pursuant to the Company Benefit Plans to the extent required under the terms of such Company Benefit Plans as in effect as of the date of this Agreement;

(vi) except as may be specifically required under a Company Employment Agreement executed prior to the date of this Agreement or a Company Benefit Plan and which, in each case, is described on Section 6.1(b)(vi) of the Company Disclosure Letter, grant, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of the Company’s or any of the Company Subsidiaries’ capital stock or other voting securities or equity interests (except (i) as explicitly required by the terms of any unexercisable options or other equity awards outstanding on the date of this Agreement, and (ii) customary annual grants, grants made to newly hired employees or with respect to promotions, in each case, in the ordinary course of business consistent with past practice;

(vii) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof or any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof, except (A) the consummation of acquisitions pursuant to existing agreements to which the Company or any Company Subsidiary is a party and which are set forth on Section 6.1(b)(vii) of the Company Disclosure Letter; or (B) the acquisitions described on Section 6.1(b)(vii) of the Company Disclosure Letter;

(viii) sell, pledge, lease, sell and leaseback, otherwise dispose of or encumber or subject to any Lien other than a Company Permitted Lien and other than ordinary course leasing activities that do not otherwise require Parent’s consent pursuant to this Section 6.1(b), (A) any real property or any interests therein, and (B) any other property and assets in excess of $500,000 in the aggregate, except in each case as listed on Section 6.1(b)(viii) of the Company Disclosure Letter;

(ix) incur, create or assume any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any other Person (other than a wholly-owned Company Subsidiary), except (A) Indebtedness incurred under the Bridge Loan Agreement, and (B) Indebtedness assumed in connection with the TPG/CalSTRS Liquidation to finance an acquisition permitted by Section 6.1(b)(vii), and (C) Indebtedness incurred in connection with a refinancing permitted by Section 6.1(b)(xvii);

(x) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, Affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, whether pursuant to a Company Benefit Plan or otherwise, other than (A) by the Company or a wholly-owned Company Subsidiary to the Company or a wholly-owned Company Subsidiary, and (B) loans or advances required to be made under any of the Company Leases or ground leases affecting the Company Properties, as described on Section 6.1(b)(x) of the Company Disclosure Letter;

(xi) enter into, renew, modify or amend (other than (1) automatic renewals in the ordinary course of business or (2) renewals on substantially the same terms in the ordinary course of business where the contract is terminable by the Company without penalty on sixty (60) days’ notice), terminate (other than through expiration in accordance with its terms), or waive, release, compromise or assign any rights or claims under, any contract other than a Company Lease, except (A) such as would not result in a payment to or from the Company, or loss of revenues to the Company, in excess of an aggregate of $250,000 with respect to any such contract and would not otherwise impose or renew any material restriction on the Company, terminate, waive, release, compromise or assign any material right or claim, create any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or result in the creation of any material Lien upon any of the material properties or assets of the Company or any Company Subsidiary, and (B) as set forth on Section 6.1(b)(xi) of the Company Disclosure Letter; provided, however, that the Company may modify, amend or terminate any property management agreement pursuant to which the Company is the recipient of property management services, as a result of any default of the other party or parties thereto;

(xii) (A) terminate (other than through expiration in accordance with its terms) any Company Lease (it being understood that terminations by tenants shall not constitute termination on the part of the Company), or (B) enter into, renew, modify or amend, or waive, release, compromise or assign any rights or claims under, any Material Company Lease, except as set forth on Section 6.1(b)(xii) of the Company Disclosure Letter;

(xiii) enter into or amend any contract if such contract or amendment of a contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Mergers;

(xiv) enter into any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any Company Subsidiary;

(xv) enter into any pension plan or post-retirement benefit plan or arrangement or otherwise take any action that subjects the Company or any Company Subsidiary to material liability for pension or post-retirement benefits;

(xvi) waive, release, assign any material rights or claims or make any payment, direct or indirect, of any other liability of the Company or any Company Subsidiary, in an amount in excess of $10,000,000, before the same comes due in accordance with its terms, other than in the ordinary course of business and consistent with past practice;

(xvii) (xvii) repay or refinance any Indebtedness (other than required payments of principal and interest when due and Indebtedness described in Section 6.1(b)(xvii) of the Company Disclosure Letter);

(xviii) except in satisfaction of contractual obligations in effect on the date hereof, make, or agree or commit to make, any capital expenditure, in connection with (A) any Material Company Lease, or (B) any other Company Lease, except in the ordinary course of business consistent with past practice, and in each case including in connection with any new Company Lease entered into after the date hereof in accordance with this Agreement;

(xix) make, or agree or commit to make, any capital expenditure other than in connection with any Company Lease, except in the ordinary course of business consistent with past practice, it being understood that a building renovation is outside the ordinary course of business;

(xx) settle or compromise (A) any legal action, investigation, suit or arbitration proceeding, in each case made or pending against the Company or any of the Company Subsidiaries other than settlements providing solely for the payment of money damages where the amount paid (after the application of any insurance proceeds actually received or appropriate credits are applied from self-insurance reserves, if any) in settlement or compromise does not exceed the thresholds set forth on Section 6.1(b)(xx) of the Company Disclosure Letter and that (x) do not require any material actions or impose any material restrictions on the business or operations of the Company and the Company Subsidiaries, (y) provide for the complete release of the Company and the Company Subsidiaries of all claims and (z) do not provide for any admission of liability by the Company or any Company Subsidiaries and (B) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Company Common Stock other than in accordance with Section 6.7, provided, however, that notwithstanding the foregoing, the written consent of Parent shall be required in order for the Company or any Company Subsidiary to settle, compromise, dismiss, discharge or otherwise dispose of any legal action, investigation, suit or arbitration proceeding arising from, based upon or challenging the validity of this Agreement or the consummation of the transactions contemplated hereby or seeking to prevent the consummation of the transactions contemplated hereby;

(xxi) except as required pursuant to existing written Company Employment Agreements or Company Benefit Plans in effect as of the date hereof, or as otherwise required by Law, (A) hire or terminate (other than for cause) any officer or director of the Company or any Company Subsidiary or promote or appoint any Person to a position of officer or director of the Company or any Company Subsidiary (other than the hiring of any officer to replace an officer who has departed the Company, if such new officer’s compensation is substantially the same as that of the departed officer’s); (B) increase the compensation, perquisites or other benefits payable or to become payable to any current or former directors or officers of the Company or any Company Subsidiary (other than payment of normal year-end bonuses and annual salary increases in the ordinary course, consistent with past practice and any established performance criteria), (C) grant any severance or termination pay to, or enter into any severance agreement with, any director or officer of the Company or any Company Subsidiary, (D) enter into any Company Employment Agreement or other employment, change of control, severance or retention agreement with any current or former officer or director of the Company or any Company Subsidiary (except in connection with a new officer permitted under clause (A)), (E) accelerate the vesting or payment of the compensation payable or the benefits provided to or to become payable or provided to any current or former directors or officers of the Company or any Company Subsidiary, or (F) establish, adopt, enter into or materially amend any material employee benefit plan, Company Benefit Plan, Company Employment Agreement, plan, trust, fund, policy or arrangement with, or for the benefit of, any current or former directors, officers or employees or any of their beneficiaries (other than offer letters to non-executive officers containing customary at will employment terms) or, except as contemplated by Section 6.1(b)(vi), award any additional equity grants;

(xxii) make any material change to its methods of accounting, principles or practices in effect at December 31, 2012, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(xxiii) enter into any new line of business;

(xxiv) fail to duly and timely file all material reports and other material documents required to be filed with all Governmental Authorities and other authorities (including the NYSE), subject to extensions permitted by Law;

(xxv) enter into, amend or modify any Company Tax Protection Agreement; make, change or rescind any election relating to Taxes; change a material method of Tax accounting; amend any income Tax Return or any other material Tax Return; settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes; except as set forth in Section 6.1(b)(xxv) of the Company Disclosure Letter, take any action outside the ordinary course of business that would materially reduce or limit the usage by Parent or any Parent Subsidiary of any net operating losses (and carryovers thereof) or other material tax attributes of the Company (for the sake of clarity, other than an “ownership change” pursuant to Section 382 resulting from the Mergers); take any action to recognize, trigger, or authorize any item described in Section 4.17(l) or knowingly surrender any right to claim any material Tax refund, except in each case unless required by Law or necessary or appropriate to preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes;

(xxvi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except (A) by a Company Subsidiary in connection with any acquisitions permitted pursuant to Section 6.1(b)(v) in a manner that would not reasonably be expected to be adverse to the Company or to prevent or impair the ability of the Company to consummate the Mergers or (B) for the merger, dissolution and liquidation of Company Subsidiaries in the ordinary course of business consistent with past practice, which, individually or in the aggregate, would not reasonably be expected to be material to the Company;

(xxvii) permit any material insurance policy to terminate or lapse without replacing such policy with comparable coverage or amend or cancel any material insurance policy;

(xxviii) initiate or consent to any material zoning reclassification of any real property or any other material change to any approved site plan, special use permit, planned development approval or other land use entitlement affecting any Specified Property;

(xxix) adopt or approve any budget or operating plan under any JV Agreement for any period anticipated to relate to any time after the Closing Date to the extent such budget or operating plan differs from the budget or operating plan for the prior fiscal year other than to account for inflation and uncontrollable expenses;

(xxx) take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VII not being satisfied by the Outside Date;

(xxxi) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(xxxii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Section 6.2 Conduct of Business by Parent.

(a) Parent covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) of the Parent Disclosure Letter, Parent shall, and shall cause each of the Parent Subsidiaries to, (i) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (ii) use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Parent’s or the Parent Subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties and keep available the services of its present officers and key employees.

(b) Without limiting the foregoing, Parent covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned) except as may be prohibited by Law, as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(b) of the Parent Disclosure Letter, Parent shall not, and shall not cause or permit any of the Parent Subsidiaries to, do any of the following:

(i) amend or propose to amend the Parent Charter or Parent Bylaws (or such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment would be adverse to Parent or the Company);

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Parent, Parent LP, Merger Sub or any other Parent Subsidiary;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or other equity securities or ownership interests in Parent, except for (A) the declaration and payment by Parent of regular quarterly dividends at a rate not to exceed $0.20 per share of Parent Common Stock, (B) the declaration and payment of dividends or distributions made to Parent by any wholly owned Parent Subsidiary and (C) the declaration and payment of dividends or distributions made by any Parent Subsidiary that is a joint venture. Notwithstanding the foregoing, Parent and any Parent Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for Parent to maintain its status as a REIT under the Code and avoid or reduce the imposition of any corporate level tax or excise Tax under the Code;

(iv) (A) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof or (B) consummate any transaction regarding, or enter into an agreement regarding, a Parent Acquisition Proposal, in either case, that would, or would reasonably be expected to, prevent or materially impair the ability of Parent or Merger Sub to consummate the Mergers before the Outside Date;

(v) enter into or amend any contract if such contract or amendment of a contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Mergers;

(vi) fail to duly and timely file all material reports and other material documents required to be filed with all Governmental Authorities and other authorities (including the NYSE), subject to extensions permitted by Law;

(vii) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) Parent to fail to qualify as a REIT or (B) Parent LP to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes;

(viii) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(ix) take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VII not being satisfied by the Outside Date; or

(x) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board, upon advice of counsel to Parent, is reasonably necessary for Parent to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Parent Merger Effective Time, including making dividend or distribution payments to stockholders of Parent in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Parent Subsidiary as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) Parent from taking any action, at any time or from time to time, as Parent determines to be necessary to (A) be in compliance at all times with all of its obligations under any Parent Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Parent Tax Protection Agreement.

Section 6.3 Preparation of Form S-4 and Joint Proxy Statement; Stockholder Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement, and (ii) the Company and Parent shall prepare, and Parent shall cause to be filed with the SEC, the Form S-4, which will include the Joint Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4, effective for so long as necessary to complete the Parent Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4 the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Parent Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Common Stock in the Parent Merger, and the Company shall furnish all information concerning the Company and the holders of its capital stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the Parent Merger Effective Time, in the case of the Form S-4, or receipt of the Company Stockholder Approval and Parent Stockholder Approval, in the case of the Joint Proxy Statement, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the

Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and Parent. Nothing in this Section 6.3(b) shall limit the obligations of any party under Section 6.3(a). For purposes of Section 4.8, Section 5.8 and this Section 6.3, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c) As promptly as reasonably practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company and to hold the Company Stockholder Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 6.5(d).

(d) As promptly as reasonably practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Charter and Parent Bylaws, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Parent and to hold the Parent Stockholder Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Parent Stockholder Approval, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 6.5(e).

Section 6.4 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and contracts, each of the Company and Parent shall, and shall cause each of the Parent Subsidiaries and the Company Subsidiaries, respectively, to, afford to the other party and to the Representatives of such other party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other party may reasonably request. Subject to the terms of the Company Leases, Parent, at its own expense, shall have the right to such reasonable access during normal business hours and upon reasonable advance notice in order to prepare or cause to be prepared surveys, inspections, engineering studies, environmental assessments and other tests, examination or studies with respect to any Specified Property that Parent deems to be reasonably necessary, so long as such access does not unduly interfere with the Company’s ordinary conduct of business; provided, that (x) neither Parent nor any of its Representatives shall be entitled to conduct intrusive soil testing or similar assessments at any Company Property without the Company’s prior written consent and (y) Parent shall indemnify the Company for any losses, costs or damages caused by such access. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 6.4 to provide the other party or the Representatives of such other party with access to or to disclose information (x) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (y) the disclosure of which would violate any Law or fiduciary duty (provided, however, that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty) or (z) that is subject to any attorney-client privilege (provided, however, that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege).

(b) The Company shall cooperate and participate, as reasonably requested by Parent from time to time and to the extent consistent with applicable Law, in Parent’s efforts to oversee the integration of the parties’ operations in connection with, and taking effect upon consummation of, the Mergers, including providing such reports on operational matters and participating on such teams and committees as Parent may reasonably request (including tenant billing and other data files for the purpose of system integration and testing as well as compensation and payroll data files for the purpose of payroll system integration and testing with respect to employees of the Company and the Company Subsidiaries), and including providing reasonable notice to, and consulting with, Parent in connection with the Company’s review and approval of any budgets or operating plans pursuant to any JV Agreements.

(c) Each of the Company and Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.4, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreements.

(d) Each of the Company and Parent agree to give prompt written notice to the other upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which (i) could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, (ii) if unremedied by the Effective Time, would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable best efforts to prevent or promptly to remedy the same or (iii) is an action, suit, proceeding, inquiry or investigation pending or, to the knowledge of the Company or Parent, as applicable, threatened which questions or challenges the validity of this Agreement or that could otherwise adversely impact the ability of the parties hereto to consummate the Mergers; provided, however, that no such notification shall affect the representations and warranties of any party or relieve any party of any breach of any such representation or warranty or affect the remedies available to the party receiving notice hereunder.

Section 6.5 Acquisition Proposals.

(a) Subject to the other provisions of this Section 6.5, during the Interim Period, the Company shall not, and shall cause each of the Company Subsidiaries, and its and their officers and directors, managers or equivalent not to, and shall use its reasonable best efforts to cause any other Representatives of the Company or the Company Subsidiaries not to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (provided that for purposes of this Section 6.5(a), the references in the definition of Company Acquisition Proposal to “twenty percent (20%)” shall be deemed to be five percent (5%)) (an “Inquiry”), (ii) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any Third Party in connection with, any Company Acquisition Proposal or Inquiry, (iii) approve or recommend a Company Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5(b)) providing for or relating to a Company Acquisition Proposal (an “Alternative Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Section 6.5, at any time prior to obtaining the requisite Company Stockholder Approval, the Company may, in response to an unsolicited bona fide written Company Acquisition Proposal by a Third Party received after the date of this Agreement (that did not result from a breach of this Section 6.5) (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making a Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third

Party an executed Acceptable Confidentiality Agreement, and (B) any non-public information concerning the Company and the Company Subsidiaries that is provided to such Third Party shall, to the extent not previously provided to Parent, be provided to Parent prior to or simultaneously with providing it to such Third Party), and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Company Acquisition Proposal if, in the case of each of clauses (i) and (ii): (x) the Company Board determines in good faith, after consultation with its financial and legal advisors, that such Company Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (y) the Company Board determines in good faith, after consultation with legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ duties under applicable Law; provided, however, that in each of the foregoing clauses (i) and (ii), such Company Acquisition Proposal was not solicited in violation of Section 6.5.

(c) The Company shall notify Parent promptly (but in no event later than one (1) Business Day) after receipt of any Company Acquisition Proposal or any request for nonpublic information relating to the Company or any Company Subsidiary by any Third Party, or any Inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Company Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Third Party making the Company Acquisition Proposal or Inquiry and the material terms and conditions of any Inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Company shall also promptly, and in any event within one (1) Business Day, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.5(c) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(d) Except as permitted by this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to Parent, Parent LP or Merger Sub, the Company Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Recommendation in the Joint Proxy Statement or any Schedule 14D-9, as applicable, (iv) fail to publicly recommend against any Company Acquisition Proposal within ten (10) business days of the request of Parent and reaffirm the Company Recommendation within ten (10) business days (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 6.5(d), a “Company Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval and subject to compliance with Section 6.5(f), Section 6.5(g), if applicable, and Section 8.3, the Company Board shall be permitted to (x) terminate this Agreement to enter into a definitive agreement, including an Alternative Acquisition Agreement, with respect to a Superior Proposal if the Company Board (A) has received a Company Acquisition Proposal that, in the good faith determination of the Company Board, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent pursuant to, Section 6.5(f), and (B) determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ duties under applicable Law, or (y) effect a Company Adverse Recommendation Change if, after the date of this Agreement: (I) the Company receives an unsolicited bona fide written Company Acquisition Proposal by a Third Party that did not result from a breach of this Section 6.5 and that the Company Board determines in good faith, after consultation with its financial and legal advisors, that such Company Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and the Company Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ duties under applicable Law, or (II) in circumstances not involving or relating to a Company Acquisition Proposal, a Company Intervening Event has occurred or arisen and the Company Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ duties under applicable Law.

(e) Except as permitted by this Section 6.5(e), neither the Parent Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to the Company or the Company LP, the Parent Recommendation, or (ii) fail to include the Parent Recommendation in the Joint Proxy Statement or any Schedule 14D-9, as applicable (any of the actions described in clauses (i) or (ii), a “Parent Adverse Recommendation Change”). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Parent Stockholder Approval, and subject to compliance with Section 6.5(g) and Section 8.3, the Parent Board shall be permitted to effect a Parent Adverse Recommendation Change if, after the date of this Agreement a Parent Intervening Event has occurred or arisen and the Parent Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ duties under applicable Law.

(f) The Company Board shall not be entitled to terminate this Agreement or effect a Company Adverse Recommendation Change as permitted under Section 6.5(d) in circumstances involving or relating to a Company Acquisition Proposal unless (i) the Company has provided a written notice (a “Notice of Superior Proposal”) to Parent that the Company intends to take such action and describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action and, to the extent not prohibited by confidentiality restrictions, identifying the third party making such Superior Proposal, (ii) during the five

(5) Business Day period following Parent’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the five (5) Business Day period, the Company Board shall have determined in good faith, after consultation with its financial and legal advisors, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal, and the Company shall be required to comply again with the requirements of this Section 6.5(f); provided, however, that references to the five (5) Business Day period above shall then be deemed to be references to a two (2) Business Day period.

(g) The Company Board shall not be entitled to effect a Company Adverse Recommendation Change as permitted under Section 6.5(d) in circumstances not involving or relating to a Company Acquisition Proposal, and the Parent Board shall not be entitled to effect a Parent Adverse Recommendation Change, as permitted under Section 6.5(e), unless (i) the party proposing to take action has provided a written notice (a “Notice of Recommendation Change”) to the other party that the notifying party intends to take such action and specifying in reasonable detail the reasons therefor, (ii) during the five (5) Business Day period following the other party’s receipt of the Notice of Recommendation Change, the notifying party shall, and shall cause its Representatives to, engage in discussions with the receiving party in good faith (to the extent the receiving party desires to engage in such discussions) regarding such adjustments in the terms and conditions of this Agreement as may be proposed by the receiving party, and (iii) following the end of the five (5) Business Day period, the Company Board, to the extent the Company is the notifying party, or the Parent Board, to the extent Parent is the notifying party, as the case may be, shall have determined in good faith, after consultation with its financial and legal advisors, taking into account any changes to this Agreement proposed in writing by the receiving party in response to the Notice of Recommendation Change or otherwise, that failure to take such action would be inconsistent with the directors’ duties under applicable Law.

(h) Nothing contained in this Section 6.5 or elsewhere in this Agreement shall prohibit the Company or the Company Board through its Representatives, directly or indirectly, from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement, and provided, further, that any such disclosure that addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company

Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change, unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement and the transactions contemplated hereby has not changed or refers to the prior recommendation of such party, without disclosing any Company Adverse Recommendation Change.

(i) The Company shall, and shall cause each of the Company Subsidiaries and its and their officers and directors, managers or equivalent, and shall use its reasonable best efforts to cause any other Representatives of the Company or the Company Subsidiaries to immediately cease any existing discussions, negotiations or communications with any Person conducted heretofore with respect to any Company Acquisition Proposal. The Company shall use all reasonable efforts to cause all Third Parties who have been furnished confidential information regarding the Company in connection with the solicitation of or discussions regarding a Company Acquisition Proposal within the six (6) months prior to the date of this Agreement to promptly return or destroy such information (to the extent that the Company is entitled to have such information returned or destroyed). Moreover, except as set forth in Section 6.5(i) of the Company Disclosure Letter, the Company will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Company Acquisition Proposal.

(j) Without the prior written consent of each of the Company and Parent (which shall not be unreasonably withheld, conditioned or delayed), adoption of this Agreement and approval of the Mergers and the other transactions contemplated hereby is the only matter that either the Company or Parent, as applicable, shall propose to be acted on by its respective stockholders at the Company Stockholders Meeting or the Parent Stockholders Meeting, respectively, other than (i) any say-on-golden parachute vote that may be required pursuant to Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) thereunder, (ii) a proposal to approve the adjournment of the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, if necessary to solicit additional proxies in the event that there are not sufficient votes at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, to obtain the approval of the Company’s stockholders or Parent’s stockholders, as applicable, (iii) with respect to Parent, any proposal or proposals to approve an amendment to the Parent Charter increasing Parent’s authorized shares of capital stock to an amount not to exceed 100,000,000 shares, and (iv) with respect to the Company, the proposals related to the Company Equity Plan Share Increase Approval.

(k) For purposes of this Agreement:

(i) “Company Acquisition Proposal” shall mean any proposal or offer for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange, business combination or similar transaction involving the Company or any of the Company Subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of the Company or any Company Subsidiary representing twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole as determined on a book-value basis, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of the Company, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company, (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a Third Party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company or (vi) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Company Acquisition Proposal” shall not include (x) the Merger or the other transactions contemplated by this Agreement, (y) any proposal or offer relating to any existing purchase option, right of first offer, right of first refusal or buy/sell provision contained in any agreement to which the Company or any Company Subsidiary is a party, or (z) any transaction contemplated by the RL Option Agreement or the CalSTRS Option Agreement.

(ii) “Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) made by a Third Party on terms that the Company Board determines in good faith, after consultation with the Company’s financial and legal advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal, including the identity of the Person making such proposal, as well as any changes to the financial terms of this Agreement proposed by Parent and Merger Sub in response to such proposal or otherwise, to be more favorable to the Company and the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement.

Section 6.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including Section 6.5), each of the Company and Parent shall (and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, to) use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible, provided, however, that none of Parent, Parent LP or any Parent Subsidiary nor the Company nor any Company Subsidiary shall be required to take any action that would be materially adverse to the business or financial condition of the Company and the Company Subsidiaries, taken as a whole, or Parent and the Parent Subsidiaries, taken as a whole, and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b) Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will use reasonable best efforts to cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent practicable, and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings (whether by telephone or in person) with such Governmental Authority.

(c) In connection with and without limiting the foregoing, and notwithstanding anything in the Company Confidentiality Agreement to the contrary, each of Parent and the Company shall give (or shall cause the Parent Subsidiaries or the Company Subsidiaries, respectively, to give) any notices to Third Parties, and Parent shall use, and cause each of its Affiliates to use, its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with Parent in its efforts, to obtain any third-party consents not covered by Section 6.6(a) and Section 6.6(b) that are necessary, proper or advisable to consummate the Mergers. Notwithstanding the foregoing, obtaining any approval or consent from any third party pursuant to this Section 6.6(c) shall not be considered a condition to the obligations of Parent and Merger Sub to consummate the Mergers.

Section 6.7 Notification of Certain Matters; Transaction Litigation.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably expected to be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which relate to this Agreement, the Mergers or the other transactions contemplated by this Agreement. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Parent, the Company or any of their respective Subsidiaries other than the payment of money and the amount of such settlement shall be fully covered by insurance proceeds. Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against Parent and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Parent, the Company or any of their respective Subsidiaries other than the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.

Section 6.8 Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby, and none of the parties shall issue any such press release or make any such public filing prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a party may, without obtaining the other parties’ consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange or the applicable provisions of any listing agreement of any party hereto. If for any reason it is not practicable to consult with the other party before making any public statement with respect to this Agreement or any of the transactions contemplated hereby, then the party making such statement shall not make a statement that is inconsistent with public statements or filings to which the other party had previously consented.

Section 6.9 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Parent Merger Effective Time, whether asserted or claimed prior to, at or after the Parent Merger Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of Indemnitees as provided in the Company Charter or the Company Bylaws or each of the Company Subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) or in any indemnification agreement of the Company or the Company Subsidiaries or other applicable contract as in effect on the date of this Agreement and listed in the Company Disclosure Letter shall survive the Mergers and shall continue in full force and effect in accordance with their terms. Parent and the Surviving Entity shall (and Parent shall cause the Surviving Entity to) (i) indemnify, defend and hold harmless, and advance expenses to, Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Parent Merger Effective Time, to the fullest extent required by: (x) the Company Charter or Company Bylaws, or the articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) of any of the Company Subsidiaries, in each case, as in effect on the date of this Agreement, (y) any indemnification agreement of the Company or the Company Subsidiaries or other applicable contract as in effect on the date of this Agreement and listed in the Company Disclosure Letter, or (z) applicable Law, and (ii) not amend, repeal or otherwise modify any such provisions referenced in subsections (i)(x) and (i)(y) above in any manner that would adversely affect the rights thereunder of any Indemnitees.

(b) Without limiting the provisions of Section 6.9(a), during the period commencing as of the Parent Merger Effective Time and ending on the sixth (6th) anniversary of the Parent Merger Effective Time, Parent and the Surviving Entity shall (and Parent shall cause the Surviving Entity to): (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner, member, trustee or employee of the Company or any of the Company Subsidiaries, or (y) this Agreement and any of the transactions contemplated hereby, including the Mergers; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.9(b) or elsewhere in this Agreement, neither Parent nor the Surviving Entity shall (and Parent shall cause the Surviving Entity not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.9(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation, and does not include an admission of fault or wrongdoing by any Indemnitee. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Entity (i) shall not be liable for any settlement effected without their prior written consent and (ii) shall not have any obligation hereunder to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnitee shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(c) Prior to the Parent Merger Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Parent Merger Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Parent Merger Effective Time with respect to any claim related to any period of time at or prior to the Parent Merger Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies and with policy limits no less than the limits on the Company’s existing policies as long as the annual premium does not exceed 300% of the annual premium under the Company’s existing policies. If the Company or the Surviving Entity for any reason fails to obtain such “tail” insurance policies as of the Parent Merger Effective Time, (i) the Surviving Entity shall continue to maintain in effect, for a period of at least six (6) years from and after the Parent Merger Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent shall provide, or shall cause the Surviving Entity to provide, for a period of not less than six (6) years after the Parent Merger Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Parent Merger Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable than the existing policy of the Company (which may be provided under Parent’s D&O Insurance policy) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Parent Merger Effective Time, for a cost not exceeding such amount.

(d) The Indemnitees to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of each Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.9.

(e) The rights of each Indemnitee under this Section 6.9 shall be in addition to any rights such person or any employee of the Company or any Company Subsidiary may have under the Company Charter, the Company Bylaws or the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of any of the Company Subsidiaries, or the Surviving Entity or any of its subsidiaries, or under any applicable Law or under any agreement of any Indemnitee or any employee with the Company or any of the Company Subsidiaries listed in Section 4.12(a)(iv) of the Company Disclosure Letter (each, an “Existing Indemnification Right”). To the extent of any conflict between an Existing Indemnification Right and the rights granted to Indemnitees pursuant to this Section 6.9, the provision or provisions more favorable to the Indemnitee shall control.

(f) Any Indemnitee wishing to claim indemnification under this Section 6.9, upon learning of any such indemnifiable claim, shall promptly notify the Surviving Entity thereof, but the failure to so notify shall not relieve Parent or the Surviving Entity of any liability it may have to such Indemnitee, except to the extent such failure materially prejudices the Surviving Entity. In the event of any such threatened or actual indemnifiable claim (whether asserted or arising at or before or after the Parent Merger Effective Time), (A) Parent or the Surviving Entity shall have the right to assume the defense thereof, with counsel reasonably acceptable to the Indemnitee (which acceptance shall not be unreasonably withheld, delayed or conditioned), and Parent and the Surviving Entity shall not be liable to such Indemnitee for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnitee in connection with the defense thereof, except that if Parent or the Surviving Entity elects not to assume such defense, or counsel for the Indemnitee advises that there are issues that raise conflicts of interest between Parent or the Surviving Entity and the Indemnitee, the Indemnitee may retain counsel satisfactory to him or her, and Parent or the Surviving Entity shall pay all documented fees and expenses of such counsel for the Indemnitee within twenty (20) Business Days after statements therefor are received; provided, however, that Parent and the Surviving Entity shall be obligated pursuant to this paragraph (f) to pay for only one firm of counsel for all Indemnitees in connection with an indemnifiable claim (selected by a majority of the applicable Indemnitees) in any jurisdiction except to the extent that any two or more Indemnitees have a conflict of interest in such claim, and (B) the Company and, after the Parent Merger Effective Time, the Surviving Entity shall (and Parent shall cause the Surviving Entity to) promptly pay expenses in advance of the final disposition of any such threatened or actual claim to each Indemnitee to the fullest extent permitted by applicable Law, subject to the receipt of an undertaking by such Indemnitee to repay such expenses if it is ultimately determined that such Indemnitee is not entitled to be indemnified; provided, however, that neither the Company nor the Surviving Entity shall be liable for any settlement effected without its prior written consent (which prior written consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that the Company and the Surviving Entity shall have no obligation hereunder to any Indemnitee when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification by them of such Indemnitee in the manner contemplated hereby is prohibited by applicable Law.

(g) Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.9 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Entity and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Entity or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall succeed to the obligations set forth in this Section 6.9. The parties acknowledge and agree that Parent guarantees the payment and performance of the Surviving Entity’s obligations pursuant to this Section 6.9.

Section 6.10 Employee Benefit Matters.

(a) Parent shall provide, or shall cause the Surviving Entity to provide, to employees of the Company and any of the Company Subsidiaries (“Company Employees”) immediately prior to the Effective Time and whose employment with the Surviving Entity, Company Subsidiaries and its Affiliates is involuntarily terminated in a severance-qualifying manner during the one (1)-year period following the Effective Time, severance benefits that are no less favorable, in the aggregate, than the severance benefits, if any, that would have been provided to such Company Employee pursuant to the terms of the severance pay arrangements maintained by the Company and the Company Subsidiaries upon such an involuntary severance-qualifying termination of employment immediately prior to the Effective Time.

(b) For purposes of eligibility and vesting accrual and determination of level of benefits under the compensation and benefit plans, programs agreements and arrangements of Parent, the Company, the Parent Subsidiaries, the Company Subsidiaries, the Surviving Entity and any of its subsidiaries or any respective Affiliate thereof providing benefits to any Company Employees after the Closing, and in which such Company Employees did not participate prior to the Effective Time (the “New Plans”), including for purposes of accrual of vacation and other paid time off and severance benefits under New Plans (but excluding any New Plan that is established after the Closing that does not recognize service prior to its adoption), each Company Employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan, except where such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before such replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents except to the extent such pre-existing conditions and actively-at-work requirements would apply under the analogous Company Benefit Plan, and Parent shall use reasonable efforts to cause any eligible expenses incurred by such Company employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Company Benefit Plan, for purposes of any Company Benefit Plan listed in Section 6.10 of the Company Disclosure Letter, the Closing shall be deemed to constitute a “change in control.”

(d) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Entity to continue any specific employee benefit plans or to continue the employment of any specific person. The provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee or independent contractor or any other person shall be a third-party beneficiary of this Section 6.10, and nothing herein shall be construed as an amendment to any Company Benefit Plan, any New Plan or any other compensation or benefit plan or arrangement for any purpose.

Section 6.11 Certain Tax Matters.

(a) Each of Parent and the Company shall use their respective reasonable best efforts to cause the Parent Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. None of Parent or the Company shall take any action, or fail to take any action, that could reasonably be expected to cause the Parent Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Parent and the Company shall use their respective reasonable best efforts to obtain or cause to be provided, as appropriate the opinions of counsel described in Section 7.2(e) and Section 7.3(f), respectively. Provided that the Company shall have received the opinion of counsel referred to in Section 7.3(f) and Parent shall have received the opinion of counsel referred to in Section 7.2(e), the Parties shall treat the Parent Merger as a “reorganization” under Section 368(a) of the Code and no party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) The Parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated herein (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.

(c) The Company shall procure and deliver to Parent a study of KPMG or another a nationally recognized independent accounting firm mutually acceptable to the Company and Parent, in form and substance reasonably acceptable to the Company and Parent, dated as of the date on which the Parent Merger Effective Time occurs, stating that the Company will not have, as of the Parent Merger Effective Time, any current or accumulated “earnings and profits” for U.S. federal income tax purposes which, with respect to Parent immediately following the Parent Merger (and assuming that the Parent Merger constitutes a reorganization within the meaning of Section 368(a)(1)(A))

would constitute “earnings and profits accumulated in any non-REIT year” (determined for purposes of Section 857(a)(2)(B) of the Code) (such study, the “Company E&P Study”).

(d) The Company and Company LP shall deliver to Parent and Hogan Lovells US LLP (or other counsel to Parent) a tax representation letter, signed by each of the officers of the Company and of Company LP principally responsible for legal, tax, and financial matters, in each case, in their capacities as officers of the Company and not in their individual capacities, dated as of (i) the effective date of the Form S-4 (if requested by Parent in connection with the delivery of a tax opinion as an exhibit to the Form S-4), and (ii) the Closing Date (such tax representation letter, the “Company Tax Letter”). The Company Tax Letter shall be in a form and substance reasonably acceptable to Parent and shall include representations solely with respect to the following matters: (1) as to the extent of the ownership, immediately prior to the Closing Date, by the Company of the voting power and value of any “securities” (determined for purposes of Section 856(c)(4)(B)(iii) of the Code and assuming, but solely for this purpose, that the Company is a REIT); and (2) a representation to the effect that Company LP (a) for each taxable year since its date of formation, has satisfied (and will satisfy for its taxable year which ends with the Partnership Merger) the requirements set forth in Treas. Regs. Sec. 1.7704-1(j); and/or (b) for each taxable year since its date of formation, has satisfied (and, will satisfy for its taxable year which ends with the Partnership Merger) the requirements set forth in Treas. Regs. Sec. 1.7704-1(h). The Company Tax Letter shall include language explicitly permitting Hogan Lovells US LLP (or other counsel to Parent) to rely on the representations set forth therein for purposes of delivering an opinion as to the REIT status of Parent (including the opinion described in Section 7.3(e) hereof).

(e) The parties hereto acknowledge that the fair market value of each of Reflections I, Reflections II and Fair Oaks Plaza is less than the amount of outstanding Indebtedness corresponding to each such property, and further acknowledge that the Company intends to cause such properties to be sold or otherwise disposed of as soon as reasonably practicable following the date of this Agreement. The Company shall consult and cooperate with Parent, and cause its Subsidiaries to consult and cooperate with Parent, with respect to (1) the sale, exchange, foreclosure, or other transfer of Reflections I, Reflections II, and/or Fair Oaks Plaza, and (2) the workout or resolution of any indebtedness related thereto, with the objective of taking commercially reasonable actions to minimize the recognition of income and gain by the Company and its Subsidiaries (or, following the Mergers, Parent or any of its Subsidiaries) in connection therewith.

Section 6.12 Control of Operations. Nothing contained in this Agreement shall be deemed to give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

Section 6.13 Dividends. In the event that a distribution with respect to the shares of Company Common Stock permitted under the terms of this Agreement (including pursuant to Section 6.1(b)(iii) above) has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such distribution from the Company at the time such shares are exchanged pursuant to Article III of this Agreement.

Section 6.14 Financing Cooperation. The Company shall provide to Parent, and shall cause the respective officers and employees of the Company, and use its commercially reasonable efforts to cause the Representatives of the Company to provide to Parent, at Parent’s sole expense, all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with any third party debt financing transaction or underwritten public offering of Parent Common Stock for cash that Parent may pursue prior to the Closing Date, including the following: (a) furnishing Parent as promptly as reasonably practicable upon request by Parent with all financial statements, financial data and other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a public offering of securities of Parent (including for use in Parent’s preparation of pro forma financial statements); and (b) requesting the Company’s independent accountants to prepare and deliver “comfort letters,” dated the date of each final offering document used in connection with any securities offering by Parent (with appropriate bring-down comfort letters delivered on the closing date of any such offering), in compliance with professional standards (including providing “negative assurance” comfort and Statement on Auditing Standards No. 100 review of interim financial statements) and otherwise on terms reasonably acceptable to Parent, as the case may be; provided, however, that none of the Company or any of its Subsidiaries shall be required to pay any fee or incur any liability in connection with any such financing, and no personal liability shall be imposed on any officers, directors or other Representatives of the Company. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses paid to third parties (including advisor’s fees and expenses) incurred by the Company in connection with the cooperation provided in connection with the foregoing and (ii) indemnify and hold harmless the Company, its Subsidiaries and their respective officers, directors and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, “Losses”) suffered or incurred by them in connection with any such financing transaction or public offering, and any information utilized in connection therewith; provided, however, that the foregoing indemnity shall not apply with respect to any Losses resulting from a willful or intentional breach of any representation, warranty, covenant or agreement of the Company or any Company Subsidiaries under this Agreement. All non-public or otherwise confidential information regarding the Company and Company Subsidiaries obtained by Parent, its Affiliates or their Representatives pursuant to this Section 6.14 shall be kept confidential in accordance with the terms of the Parent Confidentiality Agreement.

Section 6.15 Merger Sub. Parent LP shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Partnership Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Partnership Merger Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

Section 6.16 Section 16 Matters. Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent and Merger Sub to take the actions contemplated by this Section 6.16, the Company, Parent and Merger Sub each shall take all such steps as may be necessary or appropriate to ensure that (a) any dispositions of Company Common Stock (including derivative securities related to such stock) resulting from the Mergers and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Parent Common Stock (including derivative securities related to such stock) resulting from the Mergers and the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent are exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, the Company shall promptly furnish Parent with all requisite information for Parent and Merger Sub to take the actions contemplated by this Section 6.16.

Section 6.17 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Parent Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Between the date of this Agreement and the Parent Merger Effective Time, each party shall use its reasonable best efforts to maintain its NYSE listing.

Section 6.18 Voting of Shares. Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting in favor of adoption of this Agreement and approval of the Parent Merger. The Company shall vote all shares of Parent Common Stock beneficially owned by it or any of the Company Subsidiaries as of the record date for the Parent Stockholder Meeting in favor of adoption of this Agreement, approval of the Parent Merger, issuance of shares of Parent Common Stock in connection therewith and the Charter Amendment.

Section 6.19 Limited Voting Stock. Prior to the Parent Merger Effective Time, Parent shall amend its charter to create Parent Limited Voting Stock by filing Articles Supplementary in the form of Exhibit C attached hereto.

Section 6.20 Parent Partnership Agreement. Prior to the Parent Merger Effective Time, Parent LP shall amend the Parent Partnership Agreement in accordance with Exhibit E.

Section 6.21 Parent Board of Directors. Parent shall take all necessary action to cause, as of the Effective Time, James A. Thomas to be appointed Chairman of the Parent Board, entitled to receive compensation for such services in accordance with Parent’s policies for director compensation.

Section 6.22 Commerce Square Properties.

(a) From and after the Closing Date, Parent, Parent LP, and their Affiliates (including Company LP) shall comply with the Partnership Agreements and Contribution Agreements (as such terms are defined in that certain Stockholders’ Agreement dated as of May 29, 2012 by and among the Company, the Initial Thomas Stockholders named therein and the Initial Investors named therein (the “Stockholders Agreement”); and

(b) From and after the Closing Date, Parent, Parent LP, and their Affiliates (including Company LP) shall not, directly or indirectly, sell or otherwise transfer, or agree to sell or otherwise transfer, all or any portion of the Commerce Square Property or any Partnership Interest (as such terms defined in the Stockholders Agreement) held by Parent or its Affiliates other than in compliance with the requirements of Section 2.9(b) of the Stockholders Agreement (without regard to the termination of the Stockholders Agreement as a result of the consummation of the Mergers).

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to effect the Mergers and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Partnership Merger Effective Time, of the following conditions:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) No Restraints. No Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making either of the Mergers illegal or otherwise restricting, preventing or prohibiting consummation of either of the Mergers.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC that has not been withdrawn.

(d) Listing. The shares of Parent Common Stock to be issued in the Parent Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(e) TPG/CalSTRS. The TPG/CalSTRS Liquidation shall have occurred.

Section 7.2 Conditions to the Obligations of Parent, Parent LP, and Merger Sub. The respective obligations of Parent, Parent LP and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Partnership Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 4.1(a) (Organization and Qualification), Section 4.3(a) (Capital Structure of the Company) (except for the first two sentences), Section 4.4 (Authority), Section 4.19 (Opinion of Financial Advisor), Section 4.20 (Takeover Statute), Section 4.21 (Vote Required), Section 4.23 (Brokers) and Section 4.24 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Partnership Merger Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 4.3(a) (Capital Structure of the Company) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Partnership Merger Effective Time, and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Partnership Merger Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) Section 368 Opinion. Parent shall have received the written opinion of Hogan Lovells US LLP (or other counsel to Parent reasonably satisfactory to the Company), dated as of the date which includes the Parent Merger Effective Time in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall require and rely upon customary representations contained in certificates of officers of Parent, the Company and Merger Sub, reasonably satisfactory in form and substance to it and to Parent and the Company.

(f) Company E&P Study. The Company shall have delivered to Parent the Company E&P Study.

(g) Requested Transactions. The Requested Transactions shall have been completed and evidence thereof reasonably satisfactory to Parent delivered to Parent.

(h) Third Party Consents. The consents and approvals set forth in Section 7.2(h) of the Company Disclosure Letter shall have been obtained and shall be in full force and effect, and all conditions to such consents shall be satisfied.

Section 7.3 Conditions to the Obligations of the Company and Company LP. The obligations of the Company and Company LP to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Partnership Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) (Organization and Qualification), Section 5.3(a) (Capital Structure of Parent) (except the first two sentences), Section 5.4 (Authority), Section 5.21 (Brokers) and Section 5.22 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Partnership Merger Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 5.3(a) (Capital Structure of Parent) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Partnership Merger Effective Time, and (iii) each of the other representations and warranties of Parent, Parent LP and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent, Parent LP and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(e) REIT Opinion. The Company shall have received a written opinion of Hogan Lovells US LLP (or other counsel to Parent reasonably acceptable to the Company), dated as of the date which includes the Parent Merger Effective Time and in form and substance reasonably satisfactory to the Company, to the effect that, for all taxable periods commencing with its taxable year ended December 31, 2010, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and that its current organization and proposed method of operation will permit Parent to continue to qualify for taxation as a REIT under the Code for its taxable year which includes the Parent Merger Effective Time and thereafter (which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by Parent and Parent LP, and also on Company Tax Letter).

(f) Section 368 Opinion. The Company shall have received the written opinion of Skadden, Arps, Slate, Meagher, & Flom LLP (or other counsel to the Company reasonably satisfactory to Parent), dated as of the date which includes the Parent Merger Effective Time and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall require and rely upon customary representations contained in certificates of officers of Parent, Parent LP, the Company, Company LP and Merger Sub provided counsel to Parent described in Section 7.2(e).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Partnership Merger Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval (except as otherwise expressly noted), as follows:

(a) by mutual written agreement of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before March 1, 2014 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, including the failure of Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Mergers to be consummated on or before such date; or

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and in the case of Parent, including the failure of Merger Sub) to perform any of its obligations under this Agreement; or

(iii) the Company Stockholder Approval or the Parent Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting or Parent Stockholder Meeting, as applicable, or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily due to the Company’s failure to perform any of its obligations under this Agreement and shall not be available to Parent if the failure to obtain such Parent Stockholder Approval was primarily due to Parent’s failure to perform any of its obligations under this Agreement; or

(c) by the Company, if:

(i) Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by Parent within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(ii) the Company Board has determined to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, Section 6.5, and the Company pays to Parent the Termination Payment and enters into the Alternative Acquisition Agreement with respect to such Superior Proposal, provided, that the right to terminate under this Section 8.1(c)(ii) shall not be available after the receipt of the Company Stockholder Approval; or

(iii) the Parent Board shall have made a Parent Adverse Recommendation Change, provided, however, that the right to terminate under this Section 8.1(c)(iii) shall not be available after the receipt of the Parent Stockholder Approval; or

(iv) Parent shall have failed to fund the principal amount required to be funded under the Bridge Loan Agreement; or

(d) by Parent, if:

(i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Company within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub are then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied, or

(ii) (x) the Company Board shall have made a Company Adverse Recommendation Change, or (y) the Company enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5), provided, however, that the right to terminate under Section 8.1(d)(ii)(x) shall not be available after the receipt of the Company Stockholder Approval.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated and the Mergers and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any party hereto (or any of the Company Subsidiaries, Parent Subsidiaries or any of the Company’s or Parent’s respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any willful or intentional breach of this Agreement; and (b) the Confidentiality Agreements, this Section 8.2, Section 8.3, Section 8.6, Article IX and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other person to which they were made.

Section 8.3 Termination Fee.

(a) If, but only if, the Agreement is terminated:

(i) (A) by either the Company or Parent pursuant to Section 8.1(b)(iii) as a result of the failure to obtain the Company Stockholder Approval when the Parent Stockholder Approval shall have been obtained and the Company Board shall not have made a Company Adverse Recommendation Change, then the Company shall pay, or cause to be paid, to Parent Parent’s Expense Amount (by wire transfer of same day funds to an account designated by Parent) within two (2) Business Days of such termination or (B) by either the Company or Parent pursuant to Section 8.1(b)(iii) as a result of the failure to obtain the Parent Stockholder Approval when the Company Stockholder Approval shall have been obtained and the Parent Board shall not have made a Parent Adverse Recommendation Change, then Parent shall pay, or cause to be paid, to the Company the Company’s Expense Amount (by wire transfer of same day funds to an account designated by the Company) within two (2) Business Days of such termination; or

(ii) (A) by either the Company or Parent pursuant to Section 8.1(b)(iii) as a result of the failure to obtain the Company Stockholder Approval when (x) the Parent Stockholder Approval shall have been obtained, and (y) the Company Board shall have made a Company Adverse Recommendation Change in circumstances not involving or relating to a Company Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent the Termination Fee and, solely to the extent not previously paid pursuant to Section 8.3(a)(i), Parent’s Expense Amount (in each case by wire transfer of same day funds to an account designated by Parent) within two (2) Business Days of such termination, or (B) by either the Company or Parent pursuant to Section 8.1(b)(iii) as a result of the failure to obtain the Parent Stockholder Approval when (x) the Company Stockholder Approval shall have been obtained, and (y) the Parent Board shall have made a Parent Adverse Recommendation Change, then Parent shall pay, or cause to be paid, to the Company the Termination Fee and, solely to the extent not previously paid pursuant to Section 8.3(a)(i), the Company’s Expense Amount (in each case by wire transfer of same day funds to an account designated by the Company) within two (2) Business Days of such termination; or

(iii) (A) by the Company pursuant to Section 8.1(c)(i), Parent shall pay, or cause to be paid, to the Company the Company’s Expense Amount (by wire transfer to an account designated by the Company) within two (2) Business Days of such termination, or (B) by Parent pursuant to Section 8.1(d)(i), the Company shall pay, or cause to be paid, to Parent the Parent’s Expense Amount (by wire transfer to an account designated by Parent) within two (2) Business Days of such termination; or

(iv) by the Company pursuant to Section 8.1(c)(ii) or by Parent pursuant to Section 8.1(d)(ii)(y), then the Company shall pay, or cause to be paid, to Parent the Termination Fee together with the Parent’s Expense Amount, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.

(v) (A) by the Company pursuant to Section 8.1(c)(iii), Parent shall pay, or cause to be paid, to the Company the Company’s Expense Amount (by wire transfer to an account designated by the Company) within two (2) Business Days of such termination, or (B) by Parent pursuant to Section 8.1(d)(ii)(x), the Company shall pay, or cause to be paid, to Parent Parent’s Expense Amount (by wire transfer to an account designated by Parent) within two (2) Business Days of such termination; or

(vi) (A) by either the Company or Parent pursuant to (x) Section 8.1(b)(i) or (y) Section 8.1(b)(iii), as a result of the failure to obtain the Company Stockholder Approval, and (B) the Company (x) receives or has received a Company Acquisition Proposal after the date of this Agreement, which proposal has been publicly announced and has not been withdrawn either (I) at or prior to the time of the Company Stockholder Meeting (with respect to a termination under Section 8.1(b)(iii)) or (II) otherwise prior to the termination of this Agreement (including if there has been no Company Stockholder Meeting), and (y) within twelve (12) months after the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, any Company Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent the Termination Fee plus, if not previously paid pursuant to Section 8.3(a)(i), Parent’s Expense Amount, by wire transfer of same day funds to an account designated by Parent, not later than the second Business Day following the date of the consummation of such transaction arising from any such Company Acquisition Proposal; or

(vii) (A) by Parent pursuant to (x) Section 8.1(d)(i) or (y) Section 8.1(d)(ii)(x), and (B) the Company (x) receives or has received a Company Acquisition Proposal after the date of this Agreement, which proposal has been publicly announced and has not been withdrawn prior to the termination of this Agreement (and/or, solely in the case of a termination by Parent under Section 8.1(d)(i), that was otherwise communicated to the Board during such period whether or not publicly disclosed), and (y) within twelve (12) months after the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, any Company Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent, not later than the second Business Day following the date of the consummation of such transaction arising from such Company Acquisition Proposal (it being understood that Parent’s Expense Amount shall have already been paid by Company to Parent pursuant to Section 8.3(a)(iii) or Section 8.3(a)(v), as applicable).

(b) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:

(i) under no circumstances shall the Company or Parent be required to pay the Termination Fee earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from the party entitled to payment; and

(ii) under no circumstances shall either the Company or Parent be required to pay either the Termination Fee or the other party’s Expense Amount on more than one occasion.

(c) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement;

accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of ten percent (10%) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(d) If the Company is required to pay Parent a Termination Payment, such Termination Payment shall be paid into escrow on the date such payment is required to be paid by the Company pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.3(d). In the event that the Company is obligated to pay Parent a Termination Payment, the amount payable to Parent in any tax year of Parent shall not exceed the lesser of (i) the Termination Payment, and (ii) the sum of (A) the maximum amount that can be paid to Parent without causing such party to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”), and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case as determined by Parent’s independent accountants, plus (B) in the event Parent receives either (x) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS as described in Section 8.3(e) or (y) an opinion from its outside counsel as described in Section 8.3(e), an amount equal to the excess of the Termination Payment less the amount payable under clause (A) above.

(e) To secure the Company’s obligation to pay any amounts payable pursuant to Section 8.3(d), the Company shall deposit into escrow an amount in cash equal to the Termination Payment with an escrow agent selected by the Company on such terms (subject to this Section 8.3) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Termination Payment pursuant to this Section 8.3(e) shall be made at the time the Company is obligated to pay Parent such amount pursuant to Section 8.3 by wire transfer. The escrow agreement shall provide that the Termination Payment in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing such party to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the receiving party, or (ii) a letter from Parent’s counsel indicating that (A) Parent received a ruling from the IRS holding that the receipt by such party of the Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by such party of the Termination Payment should either constitute Qualifying Income should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Payment to Parent. The Company agrees to amend this Section 8.3 at the reasonable request of Parent in order to (i) maximize the portion of the Termination Payment that may be distributed to Parent hereunder without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve Parent’s chances of securing a favorable ruling described in this Section 8.3 or (iii) assist Parent in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.3. Any amount of the Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.3, provided, however, that the obligation of the Company to pay the unpaid portion of the Termination Payment shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Any payment due to Parent described in (c) shall be subject to the same limitations on payment as set forth in this Section 8.3(e).

Section 8.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval and prior to the Effective Time; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of the Company or Parent without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.6 Fees and Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that the Company and Parent shall share equally all Expenses related to the printing and filing of the Form S-4 and the printing, filing and distribution of the Joint Proxy Statement, other than attorneys’ and accountants’ fees.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties. None of the representations or warranties in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the Effective Time.

Section 9.2 Notices. Any notice, request, claim, demand and other communications hereunder shall be in writing, shall be deemed to have been given (i) upon confirmation of successful transmission if sent by facsimile transmission or e-mail of a pdf attachment (provided that any notice received by facsimile or e-mail on any Business Day after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), or (ii) upon receipt by the receiving party if sent by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), and shall be addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent, Parent LP or Merger Sub:

Parkway Properties, Inc.
390 N. Orange Ave, Suite 2400
Orlando, FL 32801
Phone:	(407) 650-0379
Fax:	(407) 650-0597
Attention:	Jeremy Dorsett, Executive Vice President and General Counsel
Email:	jdorsett@pky.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
555 13th Street NW
Washington, DC 20004
Phone:	(202) 637-5600
Fax:	(202) 637-5910
Attention:	David Bonser, Esq.;
Bruce Gilchrist, Esq.
Email:	david.bonser@hoganlovells.com
bruce.gilchrist@hoganlovells.com

if to the Company or Company LP:

Thomas Properties Group, Inc.
515 South Flower Street, 6th Floor
Los Angeles, CA 90071
Phone:	(213) 613-1900
Fax:	(213) 633-4760
Attention:	James A. Thomas, Chairman and Chief Executive Officer Paul S. Rutter, Co-Chief Operating Officer and General Counsel
Email:	jthomas@tpgre.com
prutter@tpgre.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071
Phone:	(213) 687-5000
Fax:	(213) 687-5600
Attention:	Brian J. McCarthy, Esq. Jonathan L. Friedman, Esq.
Email:	brian.mccarthy@skadden.com
jonathan.friedman@skadden.com

Section 9.3 Interpretation; Certain Definitions. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference shall be to an Article or Section of, or a Schedule or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment; Delegation. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto (except to the Surviving Entities).

Section 9.6 Entire Agreement. This Agreement (including the exhibits, schedules, annexes and appendices hereto) constitutes, together with the Confidentiality Agreements, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except for the provisions of Section 6.9. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with

Section 8.5 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Mergers and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.10 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement or the actions of Parent, Parent LP, Merger Sub or the Company or Company LP in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except with respect to matters under the MGCL and the MRULPA relating to the Mergers, which shall be governed by the laws of the State of Maryland.

Section 9.11 Consent to Jurisdiction.

(a) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any state or federal court located in the State of Delaware.

(b) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of any United States federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than any United States federal court located in the State of Delaware or any Delaware state court. Each of Parent, Parent LP, Merger Sub, the Company and Company LP agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Parent LP, Merger Sub, the Company, and Company LP have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARKWAY PROPERTIES, INC.,
a Maryland corporation

By:	/s/ David O’Reilly
	Name:	David O’Reilly
	Title:	Chief Financial Officer and Chief Investment Officer

By:	/s/ Jeremy Dorsett
	Name:	Jeremy Dorsett
	Title:	General Counsel

PARKWAY PROPERTIES LP,
a Delaware limited partnership

By:	PARKWAY PROPERTIES GENERAL PARTNERS, INC.,
its General Partner

By:	/s/ David O’Reilly
	Name:	David O’Reilly
	Title:	Chief Financial Officer and Chief Investment Officer

By:	/s/ Jeremy Dorsett
	Name:	Jeremy Dorsett
	Title:	General Counsel

[Signature Page to Merger Agreement]

PKY MASTERS, LP,
a Delaware limited partnership

By:	PKY MASTERS GP, LLC,
its General Partner

By:	/s/ David O’Reilly
	Name:	David O’Reilly
	Title:	Chief Financial Officer and Chief Investment Officer

By:	/s/ Jeremy Dorsett
	Name:	Jeremy Dorsett
	Title:	General Counsel

[Signature Page to Merger Agreement]

THOMAS PROPERTIES GROUP, INC.,
a Delaware corporation

By:	/s/ James A. Thomas
	Name:	James A. Thomas
	Title:	Chairman, President and Chief Executive Officer

THOMAS PROPERTIES GROUP, L.P.,
a Maryland limited partnership

By:	THOMAS PROPERTIES GROUP, INC., its General Partner

By:	/s/ James A. Thomas
	Name:	James A. Thomas
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit A

Form of Company Stockholders Voting Agreement

Exhibit A - 1

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of September 4, 2013, by and among Parkway Properties, Inc. (“Parent”), Parkway Properties LP (“Parent LP”, and, together with Parent, the “Parent Parties”) and each of the undersigned stockholders (each a “Stockholder” and, collectively, the “Stockholders”) of Thomas Properties Group, Inc. (the “Company”).

RECITALS

A. Concurrently with the execution of this Agreement, the Parent Parties, the Company, Thomas Properties Group, L.P. (“Company LP”) and PKY Masters, LP (“Merger Sub”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which, among other things, provides for (i) the merger of the Company with and into Parent with Parent being the surviving entity (the “Parent Merger”) immediately after (ii) the merger of Merger Sub with and into Company LP, with Company LP continuing as the surviving entity and a subsidiary of Parent LP (the “Partnership Merger”, and together with the Parent Merger, the “Mergers”).

B. As a condition and an inducement to the Parent Parties’ willingness to enter into the Merger Agreement, the Parent Parties have required that each Stockholder agrees, and each Stockholder has agreed to, enter into this Agreement with respect to (i) all common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) , (ii) all limited voting stock, par value $0.01 per share, of the Company (the “Company Limited Voting Stock”) and (iii) all limited partnership interests in Company LP designated as a “Partnership Unit” (the “Company Partnership Units”) under the Agreement of Limited Partnership of Company LP, dated as of October 13, 2004, as amended, modified or supplemented from time to time (the “Company LP Agreement”), in each case that such Stockholder owns, if any, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record.

C. Each Stockholder is the beneficial or record owner, and has either sole or shared voting power over, such number of shares of the Company Common Stock and the Company Limited Voting Stock (the “Company Stock”) and the Company Partnership Units (the “Company Units”), if any, as is indicated opposite such Stockholder’s name on Schedule A attached hereto.

D. Parent desires that each Stockholder agree, and each Stockholder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Subject Securities (as defined below), and to vote its Subject Securities in a manner so as to facilitate consummation of the Mergers.

Exhibit A - 2

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Expiration Time” shall mean the earliest to occur of (i) the approval and adoption of the Merger Agreement at the Company Stockholder Meeting, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof or (iii) the termination of this Agreement by mutual written consent of the parties hereto.

“Permitted Transfer” shall mean, in each case, with respect to any Stockholder, so long as (i) such Transfer is in accordance with applicable Law and (ii) such Stockholder is and at all times has been in compliance with this Agreement, any Transfer of Subject Securities by such Stockholder (x) to an Affiliate of such Stockholder or (y) in the case of a Stockholder that is a natural person, to any member of such Stockholder’s immediate family, or to a trust for the benefit of such Stockholder or any member of such Stockholder’s immediate family, so long as such Affiliate or other permitted transferee (if applicable), in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Affiliate or other permitted transferee (if applicable) agrees to become a party to this Agreement and be subject to the restrictions applicable to such Stockholder and otherwise become a party for all purposes of this Agreement; provided, that no such Transfer shall relieve the transferring Stockholder from his, her or its obligations under this Agreement, other than with respect to the Company Stock or the Company Units transferred in accordance with the foregoing provision.

“Subject Securities” shall mean, collectively, the Company Stock, the New Company Stock, the Company Units, and the New Company Units.

“Transfer” shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Subject Securities (or any security convertible or exchangeable into Subject Securities) or interest in any Subject Securities, including, without limitation, a redemption of the Company Partnership Units for cash pursuant to the terms of the Company LP Agreement, but excluding, for the avoidance of doubt, entry into this Agreement, or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise. For purposes of this Agreement, “capital stock” shall include interests in a limited partnership.

Exhibit A - 3

2. Agreement to Retain the Company Stock and the Company Units.

2.1 Transfer and Encumbrance of Subject Securities. Other than a Permitted Transfer, hereafter until the Expiration Time, each Stockholder agrees, with respect to any Subject Securities beneficially owned by such Stockholder, not to (i) Transfer any such Subject Securities, or (ii) deposit any such Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

2.2 Additional Purchases. Each Stockholder agrees that any Company Common Stock, Company Limited Voting Stock and other capital shares of the Company that such Stockholder purchases or otherwise acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time (the “New Company Stock”) and any Company Partnership Units or other partnership interests of Company LP that such Stockholder purchases or otherwise acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time (the “New Company Units”) shall, in each case, be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Company Stock or the Company Units, as applicable.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any Subject Securities in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, to the extent any of the Company Stock or the Company Units held by a Stockholder subject to any Lien (as set forth on Schedule A hereto) become subject to foreclosure, forfeiture or other similar proceedings, thereby causing such Stockholder to be unable to comply with his, her or its obligations under this Agreement with respect to such securities, such Stockholder shall not be deemed to be in breach of this Agreement with respect to such Stockholder’s obligations with respect to such Company Stock or Company Units.

3. Agreement to Vote and Approve.

3.1 Company Stock.

(a) Hereafter until the Expiration Time, at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters, each Stockholder shall, or shall cause the holder of record on any applicable record date to (including via proxy), vote 80% of the Company Stock and any New Company Stock owned by such Stockholder: (i) in favor of the Parent Merger, and (ii) against (a) any Acquisition Proposal for the Company, (b) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled, and (c) any action which could reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement.

Exhibit A - 4

(b) Hereafter until the Expiration Time, at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters, each Stockholder shall, or shall cause the holder of record on any applicable record date to (including via proxy), vote 20% of the Company Stock and any New Company Stock owned by such Stockholder (as to each such Stockholder, its “Neutral Voting Shares”): (i) in favor of the Parent Merger, and (ii) against (a) any Acquisition Proposal for the Company, (b) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled, and (c) any action which could reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement, in direct proportion to the votes cast by the other holders of Company Stock (other than any other Stockholders) entitled to vote thereon (including, for this purpose, any abstentions and “withhold” votes, but disregarding any broker non-votes and other shares not present). For example, if votes are submitted with respect to 80% of the voting power of the shares of Common Stock held by other stockholders, and 70% of those 80% are voted in favor of the matter, 20% of the 80% are voted against the matter and 10% of the 80% abstain, then the Stockholders would vote 70% of their Neutral Voting Shares in favor of the matter, 20% of their Neutral Voting Shares against the matter, and abstain with respect to 10% of their Neutral Voting Shares. From time to time before the scheduled date for any such meeting at the request of the Stockholders, the Company shall inform the Stockholders of the voting tabulations (including, for this purpose, all votes “for” or “against” and all “abstentions” and “withhold” votes) for such meeting (it being understood and agreed by the parties that the Company shall request the proxy solicitation firm engaged by it, if any, in connection with such meeting to provide such tabulations directly to the Stockholders from time to time as such tabulations are provided to the Company) for the purpose of facilitating the obligations and agreements to vote the Company Stock and New Company Stock owned by the Stockholders in accordance with the requirements of this Section 3.1(b); provided, however, that the failure of the Company to obtain, or the Stockholders to receive, voting tabulations on a daily basis pursuant to this Section 3.1(b) shall not relieve any Stockholder of his, her or its obligation to vote any such Neutral Voting Shares as provided in this Section 3.1(b).

3.2 Company Units. Hereafter until the Expiration Time, on every action or approval by written consent of the partners of Company LP with respect to any of the following matters, whether contemplated now or at any time prior to the Expiration Time, and at every meeting of the partners of Company LP called with respect to any of the following matters, and at every adjournment or postponement thereof, each Stockholder shall, or shall cause the holder of record on any applicable record date to (including via proxy), vote the Company Units and any New Company Units: (i) in favor of the Partnership Merger; (ii) in favor of any amendment to the Company LP Agreement proposed to facilitate the Partnership Merger or the other transactions contemplated by the Merger Agreement; and (iii) against (a) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled, and (b) any action which could reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement.

Exhibit A - 5

4. Irrevocable Proxy. By execution of this Agreement, each Stockholder does hereby appoint and constitute Parent, and any one or more other individuals designated by Parent, and each of them individually, until the Expiration Time (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of such Stockholder’s rights with respect to the Subject Securities beneficially owned by such Stockholder, to vote such Subject Securities solely with respect to the matters set forth in Section 3 hereof; provided, however, that the foregoing shall only be effective if such Stockholder fails to be counted as present, to consent or to vote such Stockholder’s Subject Securities, as applicable, in accordance with Section 3 above. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Time (at which time this proxy shall automatically be revoked) for all purposes and hereby revokes any proxy previously granted by such Stockholder with respect to its Subject Securities. Each Stockholder hereby ratifies and confirms all actions that the proxies appointed hereunder may lawfully do or cause to be done in accordance with this Agreement.

5. Representations and Warranties of the Stockholder. Each Stockholder, severally and not jointly, hereby represents and warrants to the Parent Parties as follows:

5.1 Due Authority. Such Stockholder has the legal capacity (in the case of any Stockholder that is a natural person) and full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 4 hereof. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder enforceable against him, her or it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity. If such Stockholder is married and the Company Stock and the Company Units set forth on Schedule A hereto applicable to such Stockholder constitute community property under applicable Law, such Stockholder’s spouse has consented to the execution of this Agreement and has agreed to be bound by the terms and conditions hereof by executing a Spousal Consent in the form attached hereto as Exhibit A and incorporated herein by this reference.

5.2 Ownership of the Company Stock and the Company Units. As of the date hereof, such Stockholder (i) is the beneficial or record owner of the Company Common Stock and the Company Partnership Units indicated on Schedule A hereto opposite such Stockholder’s name, free and clear of any and all Liens, other than those created by this Agreement, as disclosed on Schedule A or as would not prevent such Stockholder from performing his obligations under this Agreement, and (ii) has either sole or shared voting power over all of the Company Stock and the Company Units beneficially owned by such Stockholder. As of the date hereof, such Stockholder does not own, beneficially or of record, any capital stock or other securities of the Company or Company LP other than the Company Common Stock and the

Exhibit A - 6

Company Partnership Units set forth on Schedule A opposite such Stockholder’s name. As of the date hereof, such Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock of the Company or Company LP except as set forth on Schedule A opposite such Stockholder’s name.

5.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by such Stockholder do not, and the performance by such Stockholder of the obligations under this Agreement and the compliance by such Stockholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to such Stockholder, or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Company Stock or the Company Units beneficially owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder is bound.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person, is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

5.4 Absence of Litigation. There is no Action pending against, or, to the knowledge of such Stockholder, threatened against or affecting, such Stockholder or any of its Affiliates or any of their respective properties or assets (including the Company Stock and the Company Units beneficially owned by such Stockholder) at Law or in equity that could reasonably be expected to impair or adversely affect the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

5.5 Ownership of Parent Common Stock. As of the date hereof, no Stockholder owns, beneficially or of record, any shares of Parent Common Stock.

6. Termination. This Agreement shall terminate and shall have no further force or effect immediately following the Expiration Time.

7. Notice of Certain Events. Each Stockholder shall notify Parent promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of such Stockholder under this Agreement and (b) the receipt by such Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7 shall not limit or otherwise affect the remedies available to any party.

Exhibit A - 7

8. Miscellaneous.

8.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Company and Company LP shall be express third-party beneficiaries of the agreements of the Stockholders contained in this Agreement.

8.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

8.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware), in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

Exhibit A - 8

8.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to the Parent Parties to:

Parkway Properties, Inc.

390 N. Orange Ave, Suite 2400

Orlando, FL 32801

Phone: (407) 650-0379

Fax: (407) 650-0597

Attention: Jeremy Dorsett, Executive Vice President and General Counsel

Email:       jdorsett@pky.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

555 13th Street, NW

Washington, DC 20004

Phone: (202) 637-5600

Fax: (202) 627-5810

Attention:    David Bonser, Esq.;

                    Bruce Gilchrist, Esq.

Email: david.bonser@hoganlovells.com

            bruce.gilchrist@hoganlovells.com

(b) if to a Stockholder, to it at:

James A. Thomas

515 South Flower Street, 6th Floor

Los Angles, California 90071

Facsimile No.: (213) 633-4760

Telephone No.: (213) 613-1900

With a copy (which shall constitute notice) to:

Norton Rose Fulbright

555 South Flower Street, 41st Floor

Los Angeles, California 90071

Phone: (213) 892-9200

Fax: (213) 892-9494

Attention:    David A. Ebershoff, Esq.;

                    Daniel L. Kim, Esq.

Email: david.ebershoff@nortonrosefulbright.com

            daniel.kim@nortonrosefulbright.com

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

Exhibit A - 9

8.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to agreements entered into and performed entirely therein by residents thereof, without regarding to any provisions relating to choice of laws among different jurisdictions. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.7 WAIVER OF JURY TRIAL. EACH OF THE PARENT PARTIES AND THE SHAREHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARENT PARTIES OR THE SHAREHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

8.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

8.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

8.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

Exhibit A - 10

8.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed and delivered by all parties thereto, and (ii) this Agreement is executed and delivered by all parties hereto.

8.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

8.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Mergers are consummated.

8.14 Action in Stockholder Capacity Only. No Person executing this Agreement (or designee or Representative of such Person) who has been, is or becomes during the term of this Agreement a director, trustee, officer or fiduciary of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director, trustee, officer or fiduciary of the Company. The parties acknowledge and agree that this Agreement is entered into by each Stockholder solely in his, her or its capacity as the beneficial owner or record holder of Company Stock or Company Units and nothing in this Agreement shall restrict, limit or affect (or require a Stockholder to attempt to restrict, limit or affect) in any respect any actions taken by such Stockholder or its designees or Representatives who are a director, trustee, officer or fiduciary of the Company in his, her or its capacity as a director, trustee, officer or fiduciary of the Company. Neither the Stockholders nor any of their designees or Representatives shall have any liability under this Agreement as a result of any action or inaction by such Stockholder or its designees or Representatives acting in his, her or its capacity as an officer, trustee, director or fiduciary of the Company, it being understood that any action taken (or failure to take action) by a Stockholder or its designees or Representatives in such capacity to approve an Adverse Recommendation Change shall have no effect on the obligations of such Stockholder under this Agreement as the record holder or beneficial owner of Subject Securities if this Agreement has not been terminated in accordance with its terms. For the avoidance of doubt, nothing in this Section 8.14 shall in any way modify, alter or amend any of the terms of the Merger Agreement.

8.15 Documentation and Information. Each Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of such Stockholder’s identity and holdings of the Company Stock and the Company Units, and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Mergers or any other transaction contemplated by the Merger Agreement. As promptly as practicable, such Stockholder shall notify Parent of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent such Stockholder becomes aware that any have become false or misleading in any material respect.

[Signature page follows]

Exhibit A - 11

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

PARKWAY PROPERTIES, INC.

By:
Name:	David O’Reilly
Title:	Chief Financial Officer and Chief Investment Officer

By:
Name:	Jeremy Dorsett
Title:	General Counsel

PARKWAY PROPERTIES LP

By:	PARKWAY PROPERTIES GENERAL PARTNERS, INC.,
its General Partner

By:
Name:	David O’Reilly
Title:	Chief Financial Officer and Chief Investment Officer

By:
Name:	Jeremy Dorsett
Title:	General Counsel

Exhibit A - 12

Solely for purposes of Section 3.1(b):

THOMAS PROPERTIES GROUP, INC.

By:
Name:
Title:

Exhibit A - 13

STOCKHOLDERS:

James A. Thomas

MAGUIRE THOMAS PARTNERS - PHILADELPHIA, LTD.

By:	THOMAS PARTNERS, INC., General Partner

By:	James A. Thomas
Title:	President

THOMAS INVESTMENT PARTNERS, LTD.

By:	THOMAS PARTNERS, INC., General Partner

By:	James A. Thomas
Title:	President

MAGUIRE THOMAS PARTNERS - COMMERCE SQUARE II, LTD.

By:	TDP-PHASE II, INC., General Partner

By:	James A. Thomas
Title:	President

THOMAS PARTNERS, INC.

By:	James A. Thomas
Title:	President

Exhibit A - 14

THOMAS-PASTRON FAMILY PARTNERSHIP, L.P.

By:	THOMAS PARTNERS, INC., General Partner

By:	James A. Thomas
Title:	President

THE LUMBEE CLAN TRUST

By:	James A. Thomas
Title:	Trustee

THOMAS MASTER INVESTMENTS, LLC

By:	James A. Thomas
Title:	Manager

Exhibit A - 15

SCHEDULE A

Name	Common Stock	Limited Voting Stock	OP Units (Paired with Limited Voting Stock)	Restricted Common Stock (Unvested)

James A. Thomas	100			87,996
Maguire Thomas Partners - Philadelphia, Ltd.		3,514,557	3,514,557

Thomas Investment Partners, Ltd.	2,814,800	3,204,761	3,204,761
Maguire Thomas Partners - Commerce Square II, Ltd.		2,308,452	2,308,452

Thomas Partners, Inc.		136,866	136,866
Thomas-Pastron Family Partnership, L.P.	666,382

The Lumbee Clan Trust	796,231	1,852,818	1,852,818

Thomas Master Investments, LLC		629,495	629,495
Rosemary Pastron Trust	10,193
Otto Pastron Trust	10,386
Otto Pastron CUTMA	550

James A. Thomas (voting agreement with MIRELF IV TPGI, LLC)	7,338,260

James A. Thomas (voting agreement with MIRELF IV TPGI II, LLC)	1,357,393

Total	12,994,295	11,646,949	11,646,949	87,996

Exhibit A - 16

EXHIBIT A

SPOUSAL CONSENT

The undersigned, the lawful spouse of James A. Thomas, a party to the foregoing Voting Agreement, as amended (the “Voting Agreement”), has read and hereby acknowledges the contents of said Voting Agreement and hereby consents to the execution and performance of said Agreement by the undersigned’s spouse. This Spousal Consent is given with respect to any and all interests that the undersigned may have in or with respect to the subject matter of said Voting Agreement, including, without limitation, the undersigned’s community property interest, if any, in any of the Company Stock or Company Units (as such terms are defined in the Voting Agreement) covered thereby. The undersigned acknowledges that the undersigned has been afforded the opportunity to consult with an attorney with respect to the Voting Agreement and this Spousal Consent, and that the undersigned has either done so and hereby executes this Spousal Consent with the advice of such counsel, or the undersigned knowingly waived such right without any duress or coercion.

Dated
(signature)

(print name)

Exhibit A - 17

Exhibit B

Form of Parent Stockholders Voting Agreement

Exhibit B - 1

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of September 4, 2013, by and among Thomas Properties Group, Inc. (“Company”), Thomas Properties, L.P. (“Company LP”, and, together with Company, the “Company Parties”) and TPG VI Pantera Holdings, L.P. (the “Stockholder”) of Parkway Properties, Inc. (the “Parent”).

RECITALS

A. Concurrently with the execution of this Agreement, the Company Parties, Parent, Parkway Properties LP (“Parent LP”) and PKY Masters, LP (“Merger Sub”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which, among other things, provides for (i) the merger of the Company with and into Parent with Parent being the surviving entity (the “Parent Merger”) immediately after (ii) the merger of Merger Sub with and into the Company LP, with Company LP continuing as the surviving entity and a subsidiary of Parent LP (the “Partnership Merger”, and together with the Parent Merger, the “Mergers”).

B. As a condition and an inducement to the Company Parties’ willingness to enter into the Merger Agreement, the Company Parties have required that the Stockholder agrees, and the Stockholder has agreed to, enter into this Agreement with respect to all common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”) that the Stockholder owns, if any, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record.

C. The Stockholder is the beneficial or record owner, and has either sole or shared voting power over, such number of shares of the Parent Common Stock (the “Parent Stock”) as is indicated opposite the Stockholder’s name on Schedule A attached hereto.

D. The Company desires that the Stockholder agrees, and the Stockholder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Subject Securities (as defined below), and to vote its Subject Securities in a manner so as to facilitate consummation of the Parent Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Expiration Time” shall mean the earliest to occur of (i) the approval and adoption of the Merger Agreement at the Parent Stockholder Meeting, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, (iii) the date that any amendment to, or waiver of, Parent’s rights under the Merger

Exhibit B - 2

Agreement is effected without the Stockholder’s consent (which shall not be unreasonably withheld, conditioned or delayed) that increases the Exchange Ratio or otherwise provides additional merger consideration to equityholders of the Company Parties or (iv) the termination of this Agreement by mutual written consent of the parties hereto.

“Permitted Transfer” shall mean, in each case, with respect to the Stockholder, so long as (i) such Transfer is in accordance with applicable Law and (ii) the Stockholder is and at all times has been in compliance with this Agreement, any Transfer of Subject Securities by the Stockholder to an Affiliate of the Stockholder, so long as such Affiliate, in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Affiliate agrees to become a party to this Agreement and be subject to the restrictions applicable to the Stockholder and otherwise become a party for all purposes of this Agreement; provided, that no such Transfer shall relieve the transferring Stockholder from its obligations under this Agreement, other than with respect to the Parent Stock transferred in accordance with the foregoing provision.

“Subject Securities” shall mean, collectively, the Parent Stock and the New Parent Stock.

“Transfer” shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Subject Securities (or any security convertible or exchangeable into Subject Securities) or interest in any Subject Securities, excluding, for the avoidance of doubt, entry into this Agreement, or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise. For purposes of this Agreement, “capital stock” shall include interests in a limited partnership.

2. Agreement to Retain the Parent Stock.

2.1 Transfer and Encumbrance of Subject Securities. Other than a Permitted Transfer, hereafter until the Expiration Time, the Stockholder agrees, with respect to any Subject Securities beneficially owned by the Stockholder, not to (i) Transfer any such Subject Securities, or (ii) deposit any such Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

2.2 Additional Purchases. The Stockholder agrees that any Parent Common Stock and other capital shares of Parent that such Stockholder purchases or otherwise acquires or with respect to which such Stockholder otherwise acquires sole voting power after the execution

Exhibit B - 3

of this Agreement and prior to the Expiration Time (the “New Parent Stock”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Parent Stock.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any Subject Securities in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, to the extent any of the Parent Stock held by the Stockholder subject to any Lien (as set forth on Schedule A hereto) become subject to foreclosure, forfeiture or other similar proceedings, thereby causing the Stockholder to be unable to comply with its obligations under this Agreement with respect to such securities, the Stockholder shall not be deemed to be in breach of this Agreement with respect to the Stockholder’s obligations with respect to such Parent Stock.

3. Agreement to Vote and Approve. Hereafter until the Expiration Time, at every meeting of the stockholders of Parent called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent with respect to any of the following matters, the Stockholder shall, or shall cause the holder of record on any applicable record date to (including via proxy), vote the Parent Stock and any New Parent Stock owned by the Stockholder: (i) in favor of (a) the Parent Merger, and (b) the amendment to the Parent’s charter increasing Parent’s authorized shares of capital stock as contemplated by the Merger Agreement (such amendment, the “Proposed Amendment”), and (ii) against (a) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled, and (b) any action which could reasonably be expected to materially delay, materially postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement. For the avoidance of doubt, nothing in this Agreement shall require the Stockholder to, or cause the holder of record to (including via proxy), vote the Parent Stock and any New Parent Stock owned by the Stockholder in favor of any supplement, amendment to or amendment and restatement of the charter of Parent other than the Proposed Amendment.

4. Irrevocable Proxy. By execution of this Agreement, the Stockholder does hereby appoint and constitute the Company, until the Expiration Time (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as the Stockholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of the Stockholder’s rights with respect to the Subject Securities beneficially owned by the Stockholder, to vote such Subject Securities solely with respect to the matters set forth in Section 3 hereof; provided, however, that the foregoing shall only be effective if the Stockholder fails to be counted as present, to consent or to vote the Stockholder’s Subject Securities, as applicable, in accordance with Section 3 above. The Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Time (at which time this proxy shall automatically be revoked) for all purposes and hereby revokes any proxy previously granted by the Stockholder with respect to its Subject Securities. Each Stockholder hereby ratifies and confirms all actions that the proxies appointed hereunder may lawfully do or cause to be done in accordance with this Agreement.

Exhibit B - 4

5. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company Parties as follows:

5.1 Due Authority. The Stockholder has the full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 4 hereof. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

5.2 Ownership of the Parent Stock. As of the date hereof, the Stockholder (i) is the beneficial or record owner of the Parent Common Stock indicated on Schedule A hereto opposite the Stockholder’s name, free and clear of any and all Liens, other than those created by this Agreement, as disclosed on Schedule A or as would not prevent the Stockholder from performing its obligations under this Agreement, and (ii) has sole voting power over all of the Parent Stock beneficially owned by the Stockholder. As of the date hereof, the Stockholder does not own, beneficially or of record, any capital stock or other securities of Parent other than the Parent Common Stock set forth on Schedule A opposite the Stockholder’s name. As of the date hereof, the Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock of Parent except as set forth on Schedule A opposite the Stockholder’s name.

5.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the obligations under this Agreement and the compliance by the Stockholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to the Stockholder, or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Parent Stock beneficially owned by the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder is bound.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

5.4 Absence of Litigation. There is no Action pending against, or, to the knowledge of the Stockholder, threatened against or affecting, the Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Exhibit B - 5

5.5 Ownership of Company Common Stock. As of the date hereof, the Stockholder does not own, beneficially or of record, any shares of Company Common Stock.

6. Termination. This Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time.

7. Notice of Certain Events. The Stockholder shall notify the Company promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of the Stockholder under this Agreement and (b) the receipt by the Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7 shall not limit or otherwise affect the remedies available to any party.

8. Miscellaneous.

8.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Parent and Parent LP shall be express third-party beneficiaries of the agreements of the Stockholder contained in this Agreement.

8.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

8.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court

Exhibit B - 6

within the State of Delaware), in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

8.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to the Stockholder, to it at:

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Attention: General Counsel

Fax: (817) 871-4001

With a copy to (which shall not constitute notice)

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Alfred O. Rose

Fax: (617) 325-0096

Email: alfred.rose@ropesgray.com

and

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: Carl Marcellino

Fax: (646) 728-1523

Email: carl.marcellino@ropesgray.com

Exhibit B - 7

(b) if to the Company Parties, to:

Thomas Properties Group, Inc.

515 South Flower Street, 6th Floor

Los Angeles, CA 90071

Attention: James A. Thomas, Chairman and Chief Executive Officer

        Paul S. Rutter, Co-Chief Operating Officer and General Counsel

Fax: (213) 633-4760

Email: jthomas@tpgre.com

   prutter@tpgre.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

Phone: (213) 687-5000

Fax: (213) 687-5600

Attention: Brian J. McCarthy, Esq.

Jonathan L. Friedman, Esq.

Email: brian.mccarthy@skadden.com

   jonathan.friedman@skadden.com

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

8.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to agreements entered into and performed entirely therein by residents thereof, without regarding to any provisions relating to choice of laws among different jurisdictions. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any

Exhibit B - 8

reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.7 WAIVER OF JURY TRIAL. EACH OF THE COMPANY PARTIES AND THE SHAREHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY PARTIES OR THE SHAREHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

8.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

8.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

8.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

8.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed and delivered by all parties thereto, and (ii) this Agreement is executed and delivered by all parties hereto.

8.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

8.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Mergers are consummated; provided that if the Mergers are consummated pursuant to the terms of the Merger Agreement, any costs or expenses incurred by the Stockholder in connection with this Agreement shall constitute “Reimbursable Expenses” pursuant to the terms of the Management Services Agreement dated as of June 5, 2012 by and between Parent and TPG VI Management, LLC.

Exhibit B - 9

8.14 Action in Stockholder Capacity Only. No Person executing this Agreement (or designee or Representative of such Person) who has been, is or becomes during the term of this Agreement a director, trustee, officer or fiduciary of Parent or Parent LP shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director, trustee, officer or fiduciary of Parent or Parent LP. The parties acknowledge and agree that this Agreement is entered into by the Stockholder solely in its capacity as the beneficial owner or record holder of Parent Stock and nothing in this Agreement shall restrict, limit or affect (or require the Stockholder to attempt to restrict, limit or affect) in any respect any actions taken by the Stockholder or its designees or Representatives who are a director, trustee, officer or fiduciary of Parent or Parent LP in his, her or its capacity as a director, trustee, officer or fiduciary of Parent or Parent LP. Neither the Stockholder nor any of its designees or Representatives shall have any liability under this Agreement as a result of any action or inaction by such Stockholder or its designees or Representatives acting in his, her or its capacity as an officer, trustee, director or fiduciary of Parent or Parent LP, it being understood that any action taken (or failure to take action) by the Stockholder or its designees or Representatives in such capacity to approve a Parent Adverse Recommendation Change shall have no effect on the obligations of the Stockholder under this Agreement as the record holder or beneficial owner of Subject Securities if this Agreement has not been terminated in accordance with its terms. It is expressly understood that the Stockholder is not making any agreement or understanding in its capacity as, or on behalf of any designee or Representative of the Stockholder who is a director, trustee, officer or fiduciary of Parent or Parent LP. For the avoidance of doubt, nothing in this Section 8.14 shall in any way modify, alter or amend any of the terms of the Merger Agreement.

8.15 Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of the Stockholder’s identity and holdings of the Parent Stock, and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Mergers or any other transaction contemplated by the Merger Agreement. As promptly as reasonably practicable, the Stockholder shall notify Parent and the Company of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, if and to the extent the Stockholder becomes aware that any have become false or misleading in any material respect.

8.16 Limited Liability of Partners. Notwithstanding any other provision of this Agreement, no member or general partner or limited partner of any member, nor any future member or general partner or limited partner of nay future member, shall have any personal liability for the performance of any obligation of the Stockholder under this Agreement. Any liability of the Stockholder for money damages under this agreement shall be satisfied solely out of the assets of the Stockholder.

[Signature page follows]

Exhibit B - 10

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

THOMAS PROPERTIES GROUP, INC.

By:
Name:
Title:

THOMAS PROPERTIES GROUP, L.P.

By:	THOMAS PROPERTIES GROUP, INC., its General Partner

By:
Name:
Title:

Exhibit B - 11

STOCKHOLDER:

TPG VI PANTERA HOLDINGS, L.P.

By:	TPG Genpar VI Delfir AIV, L.P., its general partner

By:	TPG Genpar VI Delfir AIV Advisors, LLC, its general partner

By:	Ronald Cami
Title:	Vice President

Exhibit B - 12

SCHEDULE A

Name	Common Stock
TPG Pantera Holdings, L.P.	23,630,000

Total:	23,630,000

The Subject Securities are subject to certain Liens contained in the Stockholders Agreement dated as of June 5, 2012 by and among TPG VI Pantera Holdings, L.P., Parkway Properties, Inc. and, solely for purposes of Article IV and related definitions thereof, TPG VI Management, LLC, as amended.

Exhibit B - 13

Exhibit C

Form of Articles Supplementary

Exhibit C - 1

ARTICLES SUPPLEMENTARY

RECLASSIFYING 4,500,000 SHARES OF COMMON STOCK INTO

LIMITED VOTING STOCK

PARKWAY PROPERTIES, INC.

PARKWAY PROPERTIES, INC., a Maryland corporation (the “Corporation”), hereby certifies to the Maryland State Department of Assessments and Taxation that:

FIRST: Pursuant to authority granted to and vested in the Board of Directors of the Corporation (the “Board”) by Article V, Section 3 the Charter of the Corporation (the “Charter”), and pursuant to the provisions of Section 2-208 of the Maryland General Corporation Law (the “MGCL”), the Board, at a meeting held on September 4, 2013, adopted resolutions duly classifying 4,500,000 shares of Common Stock, par value $.001 per share (the “Common Stock”), of the Corporation into a new series of 4,500,000 shares of capital stock to be designated as “Limited Voting Stock, par value $.001 per share,” of the Corporation (the “Limited Voting Stock”) and has provided for the issuance of such shares.

SECOND: The reclassification increases the number of shares classified as Limited Voting Stock from no shares immediately prior to the reclassification to 4,500,000 shares immediately after the reclassification. The reclassification decreases the number of shares classified as Common Stock from 120,000,000 shares immediately prior to the reclassification to 115,500,000 shares immediately after the reclassification.

THIRD: Subject in all cases to the provisions of Article V of the Charter, the following is a description of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Limited Voting Stock of the Corporation:

Section 1. Certain Definitions. For purposes of these Articles Supplementary, the following capitalized terms shall have the meanings set forth below:

(i) “Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such Person. Control of any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or interests, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(ii) “Immediate Family Member” shall mean, with respect to any natural Person, such natural Person’s estate or heirs or current spouse or former spouse, parents, parents-in-law, children (whether natural, adopted or by marriage), siblings and grandchildren and any trust or estate, all of the beneficiaries of which consist of such Person or such Person’s spouse, or former spouse, parents, parents-in-law, children, siblings or grandchildren.

Exhibit C - 2

(iii) “Operating Partnership” shall mean Parkway Properties LP, a Delaware limited partnership.

(iv) “Paired Partnership Unit” shall mean, with respect to a share of the Corporation’s Limited Voting Stock, the Partnership Unit that is paired with such share of Limited Voting Stock with on a one-for-one basis.

(v) “Paired Unit” shall mean a unit consisting of one share of Limited Voting Stock and one Partnership Unit, issued simultaneously and on a one-for-one basis.

(vi) “Partnership Agreement” shall mean the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as the same may be amended from time to time.

(vii) “Partnership Unit” shall mean a unit of limited partnership interest in the Operating Partnership.

(viii) “Permitted Transferee” shall mean (a) a Person to whom Limited Voting Stock is issued by the Corporation, (b) an Affiliate of a Person referred to in the preceding clause (a), (c) an Immediate Family Member of a natural Person referred to in the preceding clause (a), (d) a trust for the benefit of a charitable beneficiary, or (e) a charitable foundation.

(ix) “Transfer” shall mean any direct or indirect sale, assignment, hypothecation or other transfer of any Paired Unit.

Section 2. Designation and Amount. This series of Equity Stock (as defined in the Charter) is designated as Limited Voting Stock, par value $.001 per share. The number of shares constituting the Limited Voting Stock shall be 4,500,000.

Section 3. Limitations. Without limitation of the other provisions of the Charter (including Article V thereunder), any issuance and/or transfer of Limited Voting Stock that would result in any violation of any restriction on ownership and/or transfer set forth in Section 2(b) of the Charter shall be void ab initio, as to the issuance and/or transfer of such shares of Limited Voting Stock that would violate any such restriction, and the intended recipient or transferee thereof, as the case may be, shall acquire no rights in such shares of Limited Voting Stock.

Section 4. Dividend Rights. No dividends or other distributions shall be paid with respect to the shares of Limited Voting Stock, and the holders thereof shall not be entitled or eligible to receive and shall not receive any dividends or other distributions from the Corporation with respect thereto.

Exhibit C - 3

Section 5. Voting Rights.

(a) Limited Voting Rights. Each share of Limited Voting Stock shall entitle the holder thereof to one (1) vote on the following matters only, and only in circumstances in which holders of Common Stock are entitled to vote pursuant to the Charter or as otherwise required by the MGCL:

(i) the election of directors;

(ii) any amendment, alteration or repeal of any provision of the Charter;

(iii) any merger, consolidation, reorganization or other business combination of the Corporation with or into any other entity;

(iv) the sale, lease, exchange, transfer, conveyance or other disposition of all or substantially all the Corporation’s assets in a single transaction or series of related transactions; or

(v) any liquidation, dissolution or winding up of the Corporation.

Except as otherwise set forth in this Section 4(a), or except as otherwise from time to time required by the MGCL, the holders of shares of Limited Voting Stock will have no voting rights.

(b) Voting as a Single Class. With respect to any matter on which the Limited Voting Stock is entitled to vote pursuant to the provisions of Section 4(a) of this Article Third, the Common Stock and the Limited Voting Stock shall vote together as a single class, except if otherwise required by the MGCL.

Section 6. Redemption Rights. The Limited Voting Stock has the following redemption rights:

(i) In the event that a holder of shares of Limited Voting Stock shall Transfer (1) any Paired Unit to any Person other than a Permitted Transferee, (2) any share of Limited Voting Stock separate and apart from the Paired Partnership Unit with which it is paired, (3) any Paired Partnership Unit separate and apart from the share of Limited Voting Stock with which it is paired, then in each case the share of Limited Voting Stock included in such Paired Unit shall automatically and without further action be redeemed by the Corporation without consideration.

(ii) In the event that any Paired Partnership Unit is redeemed pursuant to the terms and conditions of the Partnership Agreement, the share of Limited Voting Stock paired with such Paired Partnership Unit shall automatically and without further action be redeemed by the Corporation without consideration.

(iii) To the extent that a share of Limited Voting Stock is not otherwise paired with a Partnership Unit, such share shall automatically and without further action be redeemed by the Corporation without consideration.

Exhibit C - 4

Section 7. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Limited Voting Stock shall not be entitled to any distributions.

Section 8. Conversion. The Limited Voting Stock is not convertible into or exchangeable for any other property or securities of the Corporation.

Section 9. Status of Redeemed Stock. All shares of Limited Voting Stock that have been issued and redeemed or reacquired in any manner by the Corporation shall be returned to the status of authorized but unissued shares of Limited Voting Stock. The Board may reclassify any unissued shares of Limited Voting Stock from time to time in one or more classes or series of Equity Stock (as defined in the Charter).

Section 10. Rights of Objecting Stockholders. Holders of Limited Voting Stock shall not be entitled to exercise the rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL.

[Signature page follows.]

Exhibit C - 5

IN WITNESS WHEREOF, PARKWAY PROPERTIES, INC. has caused these presents to be signed in its name and on its behalf by its President and witnessed by its Secretary on [            ], 2013.

PARKWAY PROPERTIES, INC.

By:
Name:
Title:

WITNESS

Name:

THE UNDERSIGNED, President of PARKWAY PROPERTIES, INC., who executed on behalf of the Corporation the Articles Supplementary of which this certificate is made a part, hereby acknowledges in the name and on behalf of said Corporation the foregoing Articles Supplementary to be the corporate act of said Corporation and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

By:

Exhibit C - 6

Exhibit D

Form of JAT Side Letter

Exhibit D - 1

September 4, 2013

Mr. James A. Thomas

515 South Flower Street, 6th Floor

Los Angles, California 90071

Dear Mr. Thomas:

Reference is made to the Agreement and Plan of Merger, dated as of September 4, 2013 (the “Merger Agreement”), by and among Parkway Properties, Inc. (“Parent”), Parkway Properties LP (“Parent LP”), PK Masters, LP, Thomas Properties Group, Inc. (the “Company”) and Thomas Properties Group, L.P. (“Company LP”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

In connection with the Merger Agreement, we propose the following:

1.	Severance. As of the Parent Merger Effective Time, your employment with the Company and Company LP shall terminate, with such termination being treated as a termination of employment following a Change in Control (as such term is defined in the Employment Agreement) qualifying you for the payments and benefits set forth in Section 5 of the Amended and Restated Employment Agreement between you, the Company and Company LP, dated as of December 18, 2008, and amended as of January 1, 2011 (the “Employment Agreement”). Parent shall succeed to the Company’s responsibility with respect to all payments and benefits under this Section 1.

2.	Chairman. We shall take all necessary action to cause, as of the Parent Merger Effective Time, you to be appointed Chairman of the Parent Board.

3.	Renomination Rights; Support Services. So long as you continue to beneficially own, directly or indirectly, at least 50% of the aggregate number of shares of Parent Common Stock and Parent Limited Voting Stock owned by you immediately following the Parent Effective Time (subject to appropriate adjustment for any stock split, stock dividend, reclassification, subdivision or reorganization, recapitalization or similar event), we shall include you in the slate of nominees recommended by the Parent Board to Parent stockholders, and included in the related proxy statement, for election to the Parent Board at the 2014 annual meeting of stockholders of Parent, and if you are so elected shall cause you to be reappointed as Chairman of the Parent Board for an additional one-year term expiring at the 2015 annual meeting of stockholders of Parent. In consideration for your services on the Parent Board, you shall be entitled to receive from Parent the cash, equity and other compensation payable to a non-employee director who is a non-executive Chairman of the Board, as set forth in Parent’s policies for compensation of directors approved from time to time by the Parent Board or the Compensation Committee of the Parent Board.

Exhibit D - 2

Furthermore, so long as you are a member of the Parent Board, we shall provide you with offices at the location of your choice not to exceed 700 square feet for you and a secretary of your choice and shall provide all computers, printers and other office equipment reasonably necessary for you to conduct business from that location. We shall convey ownership to you of all computers, printers and other office equipment that occupy the current offices of both you and your secretary. It is acknowledged that you personally own all of the furniture, paintings and other personal effects that occupy your current office, and neither the Company nor any of its Affiliates have any interest or ownership therein. We shall reimburse you for any reasonable costs related to relocating such computers, printers, other office equipment, furniture, paintings and other personal effects to your new office.

4.	Rights to Names and Marks; Other Property.

(a)	No later than one hundred twenty (120) days following the Closing Date, Parent and Parent LP shall, and shall cause each of their respective Subsidiaries to, change their names and cause their certificates of incorporation (or equivalent organizational documents), as applicable, to be amended to the extent necessary to remove any reference to “Thomas Properties,” “Thomas,” “TPG” or any similar name or mark, including, without limitation, any “doing business as” or fictitious business names, any logos, designs or tag lines and any URLs or domain names (the “Names and Marks”).

(b)	Following the Closing, Parent and Parent LP shall, and shall cause, each of their respective Subsidiaries to, as soon as practicable, but in no event later than one hundred twenty (120) days following the Closing Date, cease to make any use of or to license the Names and Marks. In furtherance thereof, as soon as practicable but in no event later than one hundred twenty (120) days following the Closing Date, Parent and Parent LP shall, and shall cause each of their respective Subsidiaries to, destroy or deliver, at Thomas’ option, to Thomas all business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites and other materials that include the Names and Marks, and remove, strike over, or otherwise obliterate the Names and Marks from all other assets and other materials owned or used by such Persons.

(c)	If and to the extent the Company, Company LP or any of their respective Subsidiaries owns or possesses any right, title or interest in the Names and Marks, effective as of the Parent Merger Effective Time, Parent and Parent LP hereby assign, shall assign, and shall cause each of their respective Subsidiaries to assign, all such right, title, and interest therein, along with any related goodwill, to Thomas or his designee.

5.

Registration Rights Agreement. Each of Parent and Parent LP acknowledges that you and the Thomas Investors are parties to that certain Registration Rights Agreement, dated as of October 13, 2004, among the Company, Company LP and the Thomas Investors (as defined in Exhibit A hereto), which contains certain rights in favor of you and the other Thomas Investors that are intended to survive consummation of the Mergers. Each of

Exhibit D - 3

Parent and Parent LP further acknowledges and agrees that the Registration Rights Agreement shall survive the consummation of the Mergers and that Parent and Parent LP shall comply in all respects with the terms and provisions of such Registration Rights Agreement as it relates to Thomas and such Thomas Investors.

6.	Stockholders Agreement. The parties hereto acknowledge that you and the other Thomas Investors are parties to that certain Stockholders Agreement, dated as of May 29, 2012, by and among the Company, you, the Thomas Investors, MIRELF IV TPGI, LLC and MIRELF IV TPGI II, LLC (the “Stockholders Agreement”), which provides for certain additional matters relating to a Company Sale (as that term is defined therein). Pursuant to Section 2.9 of the Stockholders Agreement, the determination of whether the Mergers are allowable under Section 2.9(b) is to be made by you. You hereby confirm that the Mergers are allowable under Section 2.9(b), and you and the Thomas Investors waive any noncompliance with the provisions of Section 2.9 as it relates to the Mergers. Furthermore, you and the other Thomas Parties acknowledge and agree that, pursuant to Section 6.13 thereof, upon the closing of the Parent Merger, the Stockholders Agreement shall terminate automatically without any further action and shall be of no further force or effect.

7.	Tax Protection Agreement; Commerce Square. The parties acknowledge that you and the other Thomas Parties are parties to that certain Contribution Agreement, dated as of October 13, 2004, among Company LP and the Thomas Investors, including without limitation, Exhibit F (Sale Limitations and Debt Guarantees) thereto (the “Tax Protection Agreement”), which imposes certain restrictions on the Company’s ability to engage in the sale or exchange of certain assets of the Company known as One Commerce Square (“OCS”) and Two Commerce Square (“TCS”).

Notwithstanding the provisions of the Tax Protection Agreement, following the Mergers, you and the other Thomas Investors acknowledge and agree that Parent LP may enter into a transaction (as more fully described below, on Exhibit A hereto and in the Redemption Agreement (as defined in Exhibit A), the “BDN Transaction”) in which BDN acquires all of the interests then held, directly or indirectly, by Parent LP, in the Commerce Partnerships, with the result being that BDN will become the owner, directly or indirectly, of a 99% interest in each Commerce Partnership provided that the terms of the BDN Transaction satisfy the requirements set forth on Exhibit A hereto (it being acknowledged that Exhibit A does not describe all of the agreed terms for the BDN Transaction and that additional agreed terms of the BDN Transaction are described in the Redemption Agreement. The BDN Transaction may be structured as a sale or as a redemption of interests. If the requirements of the BDN Transaction are satisfied, the parties hereto agree that the Tax Protection Agreement will be amended so that (i) the “Guarantee Amount” shall be $39 million, allocated among the Thomas Investors as designated by you, (ii) Article 2 thereof (and other terms therein related to Article 2) will be of no further force or effect, and (iii) the first sentence of Article 3(c) shall be amended to insert the words “or a change in applicable law with respect thereto” for the avoidance of doubt. During the “Protected Period” (as defined in the Tax Protection Agreement), so long as (i) Parent LP owns the City West Place and/or San Felipe Plaza properties, and (ii) one or more mortgage loans are secured by the City West Place and/or

Exhibit D - 4

San Felipe Plaza properties, then Parent LP shall use commercially reasonable efforts to make available to the Thomas Parties the opportunity to make a guarantee of either or both of such mortgage loans, in an aggregate amount up to Guarantee Amount, as elected by the Thomas Parties in their discretion. The Thomas Parties will notify Parent of their election as to which of these mortgage loan(s) the Thomas Parties elect to provide such guaranties. Any guarantee entered into pursuant to this paragraph shall be deemed to be a guarantee of Qualifying Debt entered into in accordance with Article 3 of the Tax Protection Agreement. If, for any reason, the mortgage loans on CityWest Place and/or San Felipe Plaza are no longer available to the Thomas Parties to provide a guaranty up to the Guarantee Amount, then the provisions of the Tax Protection Agreement shall govern with respect to the obligation of Parent LP to provide one or more replacement loans for such purpose.

In addition, if the terms of the BDN Transaction satisfy the requirements of Exhibit A hereto in all material respects, the Thomas Parties agree (x) to execute and deliver such agreements, including limited partnership agreement amendments, limited liability company agreement amendments, debt guarantees, contribution agreements, and other documents referred to in this Agreement, in Exhibit A hereto or in the Redemption Agreement or as may otherwise be reasonably required to give effect to the BDN Transaction, (y) to take such actions described as being taken by them in this Agreement, in Exhibit A hereto or in the Redemption Agreement or as may otherwise be reasonably required to consummate the BDN Transaction, and (z) to cooperate in good faith with Parent LP and BDN OP (as defined in the Redemption Agreement) in order to cause the BDN Transaction to be consummated in accordance with the Redemption Agreement and Exhibit A hereto.

Each of the Thomas Parties acknowledges and agrees that, notwithstanding anything to the contrary in the Merger Agreement, the Tax Protection Agreement, the Stockholders Agreement or elsewhere, none of the Company, Company LP, Parent, Parent LP, their respective affiliates, and/or any of their any respective investors, directors, officers, employees, agents, and representatives (together the “Parent Released Parties”) shall have any liability to any of the Thomas Parties under the Tax Protection Agreement or under the Stockholders Agreement for any taxes (including additions, additional amounts, penalties and interest), claims, liabilities, damages, expenses, losses, or other amounts (collectively, “Damages”), and hereby waive any action or claim for Damages, and hereby release the Parent Released Parties for any liability for Damages, in either case such that may arise as a result of the transactions contemplated by the Merger Agreement or the BDN Transactions.

Each of the Thomas Parties shall cooperate with Parent, Parent LP and BDN for the purposes of providing information to Parent, Parent LP, and BDN related to the tax treatment and consequences with respect to the transactions contemplated by the Redemption Agreement and the ownership by Parent, Parent LP, BDN and the Thomas Parties of direct and indirect interests in OCS, TCS, the OCS Entity, and the TCS Entity.

8.	Partnership Units.

(a)	After the Partnership Merger, Parent LP will use the “traditional method without curative allocations” set forth in Treas. Reg. Section 1.704-3(b) for Company LP properties treated as contributed to Parent LP in the Partnership Merger.

Exhibit D - 5

(b)	Notwithstanding any provision in the Parent Partnership Agreement to the contrary, in the event that, at any time when Mr. Thomas and his Affiliates that receive Parent LP Units in the Partnership Merger (the “Thomas Investors”) continue to own collectively at least 50% of the Parent LP Units owned by them immediately following the Parent Merger Effective Time (subject to appropriate adjustment for any stock split, stock dividend, reclassification, subdivision or reorganization, recapitalization or similar event), Parent is a party to a Termination Transaction (as defined in the Parent Partnership Agreement) as a result of which the holders of Parent Common Stock do not receive shares that are listed for trading on a national securities exchange (a “Going Private Transaction”), Parent shall use its reasonable best efforts to cause the acquiring entity in such transaction to offer to the Thomas Investors the opportunity to receive, in exchange for their Parent LP Units in such transaction, a preferred limited partnership interest or preferred limited liability company membership interest in Parent LP or the surviving entity of a merger with Parent LP that (i) has a liquidation preference over the common equity interests in such entity equal to the value of the consideration that would have been received in exchange for such Parent LP Units if they had been exchanged for Parent Common Stock immediately before consummation of Going Private Transaction, (ii) bears a dividend rate that the Parent Board, in its good faith judgment after receiving the advice of its financial advisors, shall have determined to be a market rate for such preferred interest.

(c)	Parent agrees that if you or your Affiliates exercise your redemption rights in accordance with Section 8.6 of the Parent Partnership Agreement with respect to your or their Parent LP Units, Parent will exercise its right under Section 8.6(b) thereof to elect to acquire such Parent LP Units in exchange for the REIT Shares Amount (as such term is defined in the Parent LP Agreement), subject to Section 8.6(e) thereof.

9.	Further Assurances. Following the Closing, each of the parties hereto (including the Thomas Parties) shall take such further actions as may be required to carry out the provisions hereof and give effect to the obligations and efforts contemplated by this letter agreement.

10.	Miscellaneous.

(a)	Severability. If any term or other provision of this letter agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this letter agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Exhibit D - 6

(b)	Binding Effect and Assignment. This letter agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(c)	Amendments and Modifications. This letter agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)	Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this letter agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this letter agreement and to enforce specifically the terms and provisions hereof, in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware), in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

(e)	Notices. All notices, requests, claims, consents, demands and other communications under this letter agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties at the addresses set forth above (or at such other address for a party as shall be specified by like notice).

(f)	Governing Law; Jurisdiction and Venue. This letter agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to agreements entered into and performed entirely therein by residents thereof, without regarding to any provisions relating to choice of laws among different jurisdictions.

(g)	Entire Agreement. This letter agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(h)	Counterparts. This letter agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

Exhibit D - 7

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and us.

PARENT

PARKWAY PROPERTIES, INC.

By:
Name:
Title:

By:
Name:
Title:

PARENT LP

PARKWAY PROPERTIES LP

By:	PARKWAY PROPERTIES GENERAL PARTNERS, INC., its General Partner

By:
Name:
Title:

By:
Name:
Title:

Acknowledged and agreed as of
the date first set forth above:

James A. Thomas

THE LUMBEE CLAN TRUST

By:	James A. Thomas
Title:	Trustee

THOMAS PARTNERS, INC.

By:	James A. Thomas
Title:	President

Exhibit D - 8

THOMAS INVESTMENT PARTNERS, LTD.

By:	THOMAS PARTNERS, INC.,
its General Partner

By:	James A. Thomas
Title:	President

THOMAS-PASTRON FAMILY PARTNERSHIP, L.P.

By:	THOMAS PARTNERS, INC.,
General Partner

By:	James A. Thomas
Title:	President

THOMAS MASTER INVESTMENTS, LLC

By:	THOMAS PARTNERS, INC.,
its Managing Member

By:	James A. Thomas
Title:	President

MAGUIRE THOMAS PARTNERS - PHILADELPHIA, LTD.

By:	THOMAS PARTNERS, INC.,
its General Partner

By:	James A. Thomas
Title:	President

MAGUIRE THOMAS PARTNERS - COMMERCE SQUARE II, LTD.

By:	THOMAS DEVELOPMENT PARTNERS-PHASE II, INC.,
its General Partner

By:	James A. Thomas
Title:	President

Exhibit D - 9

Exhibit A

1. Prior to the BDN Transaction, TPG-OCS Holding Co., LLC and TCS SPE I, L.P. each shall distribute to the Surviving Entity in the Partnership Merger, which shall then distribute to Parent LP, which shall then distribute to the Thomas Investors, collectively, an aggregate 1% percentage interest in One Commerce Partnership, and an aggregate 1% percentage interest in Two Commerce Partnership, in each case, allocated among the Thomas Investors as designated by James A. Thomas, such that the Thomas Investors will collectively own a direct 1% “Percentage Interest” (as defined in the Commerce Square Agreements) in each Commerce Partnership.

2. Each Thomas Investor receiving an interest in One Commerce Partnership will be admitted as a limited partner in One Commerce Partnership, and each Thomas Investor receiving an interest in Two Commerce Partnership will be admitted as a limited partner in Two Commerce Partnership.

3. The Commerce Square Agreements shall be amended and restated to reflect the foregoing, and to provide the Thomas Investors with the rights that are provided to “TPG Partners” with respect to “TPG Retained Interests,” as specified in (and as such terms are defined in) the Commerce Square Agreements, including, without limitation, the following:

(a) the Majority Partner will have the right (the “Call Right”), but not the obligation, to purchase all but not less than all of the Thomas Investors’ interests in the Commerce Partnerships at any time on or after October 31, 2021, for a cash purchase price equal to the fair market value of such interests at the time such Call Right is exercised, determined by mutual agreement, or if the parties fail to agree within 30 days, through an appraisal process pursuant to which each party will select an appraiser experienced in valuation of commercial office real estate and partnership interests in the City of Philadelphia; these two appraisers will select a third appraiser experienced in valuation of commercial office real estate and partnership interests in the City of Philadelphia; each of the three appraisers will make their own separate appraisals of the fair market value of the Thomas Investor interests, within 60 days after the selection of the third appraiser; the fair market value of the Thomas Investor interests will be the average of the results of the two appraisals with values that are closest to each other; if one of the values represents the average of the other two appraised values, the value in the middle shall be the fair market value of the Thomas Investor interests; and each party shall bear the costs of the appraisal process equally;

(b) the Thomas Investors shall have the right to approve any financing or refinancing of the applicable Commerce Project if such financing or refinancing would result in an amount of mortgage debt on the applicable Commerce Project aggregating less than $130,000,000 (for One Commerce Square) or $107,850,000 (for Two Commerce Square), which approval must be reasonable in light of the amount of refinancing mortgage debt available on commercially reasonable terms to the relevant Commerce Partnership at the time, taking into account the value of such Commerce Project;

(c) the Thomas Investors shall not be obligated or entitled to contribute any additional capital to the Commerce Partnerships (except pursuant to the contribution agreements described in paragraph 4 below);

(d) the Thomas Investors interests shall not be diluted unless either (i) the interests of all other partners are diluted on a proportionate basis, taking into account the respective amounts of additional capital contributions to the Commerce Partnership made by the partners, including the Thomas Investors, or (ii) the Majority Partner commits in writing to the Thomas Investors to exercise the Call Right in a timely manner; and

(e) the Thomas Investors shall have the right to transfer their interests to one or more of their affiliates upon notice to the Commerce Partnership, but without the consent of any other partner, at any time; and in the event of such a transfer, the transferee(s) shall be bound by all of the provisions of the applicable Commerce Square Agreement.

Exhibit D - 10

4. Concurrently with the closing of the BDN Transaction, at the request of BDN, the Thomas Investors that are parties to the contribution agreements with Company LP that were entered into by the Thomas Investors for the benefit of the mortgage lenders for each Commerce Partnership will be amended so that Company LP will no longer be a party, and such Thomas Investors will instead agree to make contributions to the applicable Commerce Partnership (which in turn will agree to apply such contributions to the repayment of mortgage debt of the applicable Commerce Partnership) on substantially the same terms and conditions as are set forth in the existing contribution agreements, except that the maximum liability under such new contribution agreements shall be equal to (a) $126 million with respect to the mortgage loan on that certain office building project known as One Commerce Square, located at 2005 Market Street in Philadelphia, Pennsylvania and (b) an amount not to exceed $100 million of the outstanding aggregate principal amount of the mortgage loan on that certain office building project known as Two Commerce Square, located at 2001 Market Street in Philadelphia, Pennsylvania.

5. BDN shall agree for the benefit of the Thomas Investors to restrictions on sales of the Commerce Projects that are substantially the same as those set forth in the Article 2 of Exhibit F of the Tax Protection Agreement (without regard to the amendment described in this Letter Agreement), with a Protected Period ending on October 31, 2021.

6. As used in this Exhibit A, the following capitalized terms shall have the meanings set forth below:

“BDN” means Brandywine Operating Partnership, L.P.

“Commerce Partnership” means One Commerce Partnership or Two Commerce Partnership.

“Commerce Project” means (i) that certain office building project known as One Commerce Square, located at 2005 Market Street in Philadelphia, Pennsylvania, or (ii) that certain office building project known as Two Commerce Square, located at 2001 Market Street in Philadelphia, Pennsylvania.

“Commerce Square Agreements” means (i) the Amended and Restated Agreement of Limited Partnership of Commerce Square Partners - Philadelphia Plaza, L.P., and (ii) the Amended and Restated Agreement of Limited Partnership of Philadelphia Plaza – Phase II, L.P.

“Majority Partner” means, with respect to each Commerce Partnership, (i) prior to the BDN Transaction, Company LP, and (ii) after the BDN Transaction, BDN or an affiliated entity that acquires a majority interest in such Commerce Partnership pursuant to the BDN Transaction.

“One Commerce Partnership” means Commerce Square Partners - Philadelphia Plaza, L.P., a Delaware limited partnership.

Exhibit D - 11

“Thomas Investor” means any of (i) James A. Thomas, Sherri Pastron, and Suzanne Thomas and their respective descendants, spouses or former spouses, in-laws, nieces, nephews, any Person where substantially all of the equity interests are beneficially owned by any of the foregoing, any trust where substantially all of the beneficiaries of such trust are any of the foregoing, or (ii) Maguire Thomas Partners-Philadelphia, Ltd., Thomas Investment Partners, Ltd., Maguire Thomas Partners-Commerce Square II, Ltd., Thomas Partners, Inc., Thomas-Pastron Family Partnership, L.P., The Lumbee Clan Trust and Thomas Master Investments, LLC.

“Two Commerce Partnership” means Philadelphia Plaza – Phase II, L.P., a Delaware limited partnership.

Exhibit D - 12

Exhibit E

Amendments to Parent Partnership Agreement

Exhibit E - 1

AMENDMENT NO. 1

TO

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

PARKWAY PROPERTIES, LP

THIS AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (“Amendment No. 1”), dated as of [            ], 2013, is entered into by and between Parkway Properties Inc., a Maryland corporation (the “Company”), and Parkway Properties General Partners Inc. (the “General Partner”), a Delaware corporation, and amends that certain Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated February 27, 2013 (the “Partnership Agreement”).

WHEREAS, pursuant to the terms of Section 7.3 of the Partnership Agreement, the General Partner, in its capacity as general partner of the Partnership, and the Company, as the holder of a Majority in Interest of the Limited Partners, wish to amend the Partnership Agreement on the terms as set forth herein.

NOW, THEREFORE, BE IT RESOLVED, that for good and adequate consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

Section 1 AMENDMENTS

(a) Section 11.2 of the Partnership Agreement hereby is amended by deleting current paragraphs (b) and (c) and replacing such paragraph with the following new paragraphs (b) and (c):

“(b) Except as otherwise provided in Section 11.2(c), the Company shall not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of its assets or any reclassification, recapitalization or change of its outstanding equity interests (each, a “Termination Transaction”), unless the Termination Transaction has been approved by a Consent of the Partners and in connection with which all Limited Partners either will receive, or will have the right to elect to receive, for each Partnership Unit an amount of cash, securities, or other property equal to the product of the REIT Shares Amount and the greatest amount of cash, securities or other property paid to a holder of one REIT Share in consideration of one REIT Share pursuant to the terms of the Termination Transaction; PROVIDED THAT, if, in connection with the Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than thirty-three and one-third percent (33.3%) of the outstanding REIT Shares, each holder of Partnership Units shall receive, or shall have the right to elect to receive, the greatest amount of cash, securities, or other property which such holder would have received had it exercised its right to Redemption (as set forth in Section 8.6) and received REIT Shares in exchange for its Partnership Units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer.

Exhibit E - 2

(c) Notwithstanding Section 11.2(b), the Company may merge, or otherwise combine its assets, with another entity if: (i) immediately after such merger or other combination, substantially all of the assets directly or indirectly owned by the surviving entity, other than Partnership Units held by the Company, are owned directly or indirectly by the Partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with the Partnership (in each case, the “Surviving Partnership”); (ii) the Limited Partners own a percentage interest of the Surviving Partnership based on the relative fair market value of the net assets of the Partnership (as determined pursuant to Section 11.2(e) and the other net assets of the Surviving Partnership (as determined pursuant to Section 11.2(e)) immediately prior to the consummation of such transaction; (iii) the rights, preferences and privileges of the Limited Partners in the Surviving Partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the Surviving Partnership; and (iv) such rights of the Limited Partners include the right to exchange their interests in the Surviving Partnership for at least one of: (a) the consideration available to such Limited Partners pursuant to Section 11.2(b) or (b) if the ultimate controlling person of the Surviving Partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the relative fair market value of such securities (as determined pursuant to Section 11.2(e)) and the REIT Shares.”

(b) Section 11.3 of the Partnership Agreement hereby is amended by deleting the last sentence of paragraph (a) thereof and replacing such sentence with the following new sentence:

“Each Limited Partner or Assignee (resulting from a transfer made pursuant to clauses (i)-(iv) of the preceding sentence) shall have the right to transfer all or any portion of its Partnership Interest, subject to the satisfaction of each of the following conditions (in addition to the right of each such Limited Partner or Assignee to continue to make any such transfer permitted by clauses (i)-(iv) of such sentence without satisfying either of the following conditions):”

Section 2 NO OTHER CHANGES

Except as expressly amended hereby, the Partnership Agreement shall in all respects continue in full force and effect and the General Partner and the Company ratify and confirm that they continue to be bound by the terms and conditions thereof.

Section 3 APPLICABLE LAW

This Amendment No. 1 shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Exhibit E - 3

Section 4 CAPITALIZED TERMS

All capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the meanings assigned to such terms in the Partnership Agreement.

[Signature page follows.]

Exhibit E - 4

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to the Second Amended and Restated Partnership Agreement of Parkway Properties, LP as of the date first written above.

THE GENERAL PARTNER:

PARKWAY PROPERTIES GENERAL PARTNERS INC.

By:
Name:
Title:

THE COMPANY:

PARKWAY PROPERTIES, INC.

By:
Name:
Title:

Exhibit E - 5